UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004 (September 17, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X   No___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Total No. of Pages 195
Index Exhibit Page 4

Annexed hereto are copies of the 2004 Annual Report of The News Corporation Limited ("News Corporation") and the 2004 Full Financial Report of News Corporation. Also annexed hereto and sent to holders of American Depositary Shares ("ADS") evidencing Ordinary Shares and Preferred Shares is a copy of the 2004 Annual Information for ADS holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: September 17, 2005

By: ______________________________
Arthur M. Siskind
Director

EXHIBIT INDEX

EXHIBIT A

News Corporation

ANNUAL REPORT 2004


THE AUSTRALIAN
SADDAM CAPTURED
THE SUNDAY TIMES
RICK WARREN
THE PURPOSE DRIVEN Life
sky



A constellation of media businesses

News Corporation's global operations encompass the fields of filmed entertainment, newspapers, pay and free-to-air television, cable network programming, book publishing, magazines and consumer marketing.

Just as our assets span the world, our vision spans art and humor, audacity and compassion, information and innovation – whether in an American television series, an Indian game show, an Australian newspaper, an English sports broadcast or an international box-office hit.

Every day, hundreds of millions of people are entertained and enlightened by the authors and actors, printers and producers, reporters and directors who fulfill our mission. That mission remains unchanged after a half a century of expansion and improvement: the creation and distribution of top-quality news, sports and entertainment around the world.

The News Corporation


FOX
NEWS
channel

Filmed Entertainment

UNITED STATES

Fox Filmed Entertainment (a)
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television (b) 50%
- Blue Sky Studios

AUSTRALIA

Fox Studios Australia (b) 50%

LATIN AMERICA

Fox Studios Baja (a)
Canal Fox (a)

Television

UNITED STATES

FOX Broadcasting Company (a)
Fox Television Stations (a)

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WTTG	Washington DC
WDCA	Washington DC
WAGA	Atlanta, GA
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WTVT	Tampa Bay, FL
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WJW	Cleveland, OH
KDVR	Denver, CO
WRBW	Orlando, FL
WOFL	Orlando, FL
KTVI	St. Louis, MO
WDAF	Kansas City, MO
WITI	Milwaukee, WI
KSTU	Salt Lake City, UT
WBRC	Birmingham, AL
WHBQ	Memphis, TN
WGHP	Greensboro, NC
KTBC	Austin, TX
WUTB	Baltimore, MD
WOGX	Gainesville, FL

ASIA

STAR
- STAR Plus
- STAR Movies
- STAR News
- STAR Mandarin Movies
- STAR World
- STAR Gold
- STAR Chinese Channel
- ESPN STAR Sports 50%
- Channel [V]
- Xing Kong Wei Shi
- Vijay Television

LATIN AMERICA

Cine Canal (b) 23%
Telecine (b) 13%

AUSTRALIA AND NEW ZEALAND

Premium Movie Partnership (b) 20%

Cable Network Programming

UNITED STATES

FOX News Channel (a)
Fox Cable Networks Group (a)
- FX
- Fox Movie Channel
- Fox Regional Sports Networks (13 owned and operated) (c)
- Regional Programming Partners (b) 40%
- Fox Sports World
- SPEED Channel
- FUEL
- Fox Pan American Sports (b) 38%
- Rogers Sports Net (b) 20%
- National Sports Partners (b) 50%
- National Advertising Partners (b) 50%
- National Geographic Channel - International (b) 50%
- National Geographic Channel - Domestic (b) 67%

AUSTRALIA

Fox Sports Australia 50%

(a) Held by News Corporation's 82%-owned Fox Entertainment Group (FEG)
(b) Reflects percentage held by News Corporation's 82%-owned FEG
(c) *Fox Regional Sports Networks are all 100%- owned except Fox Sports Net South, which is 88%-owned.*
(d) Represents the Company's economic interest. The Company continues to hold a 36% equity interest.

Limited

As of June 30, 2004



SKY
TG24
AUSTRALIAN
TV GUIDE
THE COOL SHOW ON TV

Direct Broadcast Satellite Television

EUROPE
SKY Italia 80%
- Sky Sport
- Calcio Sky
- Sky Cinema
- Sky TG 24

British Sky Broadcasting 35%
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

UNITED STATES
The DIRECTV Group (b) 34%

LATIN AMERICA
Sky Latin America DTH Platforms:
- Mexico - Innova 30%
- Brazil - Sky Brasil (d) 50%
- Sky Multi-Country Partners 30%

AUSTRALIA
FOXTEL 25%

ASIA
Phoenix Satellite Television 38%
Hathway Cable and Datacom 26%
China Network Systems
- (18 affiliated cable systems) various

Newspapers

UNITED STATES
New York Post

UNITED KINGDOM
The Times
The Sunday Times
The Sun
News of the World
TSL Education

AUSTRALIA
More than 100 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail 42%
- Sunday Mail (Brisbane) 42%
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

FIJI
The Fiji Times
Sunday Times
Nai Lalakai
Shanti Dut

PAPUA NEW GUINEA
Post-Courier 63%

Magazines and Inserts

UNITED STATES AND CANADA
News America Marketing
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard
Gemstar-TV Guide International 41%

AUSTRALIA
INSIDEout
donna hay

Book Publishing

UNITED STATES, CANADA, EUROPE AND AUSTRALIA
HarperCollins Publishers

Other

EUROPE
NDS 78%
Broadsystem Ventures
Convoys Group
Sky Radio 93%
News Outdoor Group 75%
Balkan News Corporation

AUSTRALIA AND ASIA
National Rugby League 50%
News Interactive
Festival Mushroom Records
Newspoll 50%
UTV Software Communications 12%

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Executive's Review

Fiscal 2004 was an outstanding year for News Corporation. Financially, strategically and operationally, the Company met – and in most cases exceeded – all of its key objectives for the year: record revenues and profits in US$ terms; record cash flow generation; double-digit profit gains at nearly all operating segments; the completion of the transformative DIRECTV deal; the swift development of SKY Italia; and, with the announcement of our intention to reincorporate the Company in the United States later this calendar year, the promise of a new and more prosperous era for News Corp. shareholders.

Our success is due, in large measure, to the diligence, dedication and vision of the Company's management and employees. Above all else, each of us is guided by a desire to give our customers the two things they most demand from a media company: quality and choice. Whether in our films or TV shows, our newspapers or books, our magazines or pay-TV distribution platforms, what inspires us at News Corp. – this year as in every year – is a desire to give our readers and viewers higher quality options when it comes to the news, sports, and entertainment products they use. And if our financial results prove nothing else, it is that this year, as in previous years, we have delivered on that promise.



Rupert Murdoch, Chairman and Chief Executive

Last year, I wrote of our intention to be as "integrated" as we were "international," and as focused on delivering short-term results as on building long-term value. Looking back on the achievements of the past 12 months, it's clear to me that our commitment to these principles is what drove our success.

We've now set the standard for how a media company of the 21st century should look. Our assets are *global*, with operations across five continents. Our assets are *diversified*, encompassing businesses that create content and those that distribute that content. Our assets are *balanced*, between those whose revenues are dependent on advertising, and those that are not. And our assets are of *varying maturities*, neatly divided between those generating significant profits today and those positioned to deliver growth tomorrow.

This is why we were able to deliver such solid results this past year. Full year revenues rose 20 percent to US$21 billion and our operating income increased 21 percent to US$3.1 billion, both record numbers for the Company. Our Filmed Entertainment, Cable Network Programming, Television, Book Publishing and Newspapers segments posted record profits. At the same time, we significantly strengthened our balance sheet, continuing our program to pay down debt.

And even as we enjoyed the success of this past year, we were also taking decisive strategic steps that we believe position us for further growth in 2005 and beyond.

Most importantly, this past April, we announced our intention to change our place of incorporation from Australia to the United States. We undertook this move for one reason: to create greater value for our shareholders. For more than 80 years, the Company has proudly called Australia its home. It is where the Company was founded, nurtured, and from where we get our entrepreneurial spirit. Australia is our spiritual home, and will always remain so. But over the past two decades, as more of the Company's revenues and profits have come from our US-based businesses, it has become increasingly clear to us that without a primary listing on the New York Stock Exchange and eligibility on US indices, our shareholders would never experience the full benefits of our achievements.

Consequently, using a process that will allow us to move our domicile without financial cost to the Company or the overwhelming majority of its shareholders, we have put forth for your approval a plan that the News Corporation Board of Directors unanimously believes will make the Company a more attractive investment for current and future shareholders. The

Financial Highlights

(**Australian dollars**, in Millions except for Earnings Per Share)

Year ended June 30,	2004	2003	2002
Revenues	$ 29,428	$ 29,913	$ 29,014
Operating Income	$ 4,302	$ 4,352	$ 3,542
Associated entities, before Other items	$ 367	$ (159)	$ (314)
Income before Other items	$ 2,366	$ 1,898	$ 1,217
Other items, net	$ (54)	$ (90)	$ (13,179)
Net Profit	$ 2,312	$ 1,808	$ (11,962)
Earnings per share			
Income before Other items	$ 0.42	$ 0.36	$ 0.23
Net Profit	$ 0.41	$ 0.34	$ (2.43)
Financial Position			
Assets	$ 73,738	$ 67,747	$ 71,441
Debt	$ 12,470	$ 12,429	$ 15,441

move will have no discernible impact on our operations, in Australia or elsewhere. We will remain a proud and vital part of the Australian media landscape with a listing on the Australian Stock Exchange – now and for generations to come.

What will be affected, however, is our financial flexibility. By becoming a US-domiciled company, we believe News Corporation would have improved access to a larger pool of investment capital – specifically, the US$12 trillion US capital market. In addition, the Company would become eligible for inclusion in US indices, including the S&P 500 index, which we believe would generate billions of dollars of increased demand from funds that previously have been precluded from owning our Company's shares. This in turn is expected to narrow the historic discount that has existed between News Corp's voting and non-voting shares, an anomaly that has bedeviled us for many years.

There is, in short, a compelling logic to this proposal, and I urge you to give it the strongest possible consideration when you study the detailed proposal materials.

Another transformative event occurred during the year with the completion of our acquisition of a 34 percent interest in Hughes Electronics, now re-named The DIRECTV Group. In December 2003, after nearly four years of exhaustive, often arduous negotiations, we finally realized our dream of adding a US distribution system to our global satellite pay-TV platform. With our investment in DIRECTV and its 13 million subscribers now housed within the Fox Entertainment Group, News Corporation can boast nearly 30 million subscribers around the world, stretching from Rome (SKY Italia) to Rio (Sky Brasil), from Sydney (Foxtel) to Seattle (DIRECTV), from London (BSkyB) to Los Cabos (Sky Mexico).

By combining our industry-leading content businesses with the world's single largest and most global distribution platform, we have compiled what I believe is the industry's most formidable grouping of assets, and with it, the ability to better control our own destiny in an uncertain and increasingly consolidated global marketplace. The ability to create our own content and distribute it through our own and other platforms should ensure that we are beholden to no one but the discriminating consumer. When we create compelling content, it will be seen; when we distribute quality content, we can ensure fair compensation. And when we want to launch new channels or services, we know we have a national – indeed an international – footprint, to get us off the ground.

In more practical, everyday terms, it means sharing our most talented employees across platforms and exploiting the knowledge they have gained at one system for the benefit of others. And it means leveraging our scale and breadth to ensure that we are paying less – and getting more – for the products and services we are using.

But we didn't just acquire our interest in DIRECTV for its strategic benefits. We also believe it will be a great business with even greater potential. Shortly after assuming operational control, we put to work many of the best practices we had learned from our other pay-TV businesses and the results were immediate. DIRECTV's first full quarter of operation saw it achieve the highest number of net new subscribers in the company's history. By the end of our first half year of operation, the company had very nearly equaled our full-year forecast for net new subscribers.

When we create compelling content, it will be seen; when we distribute quality content, we can ensure fair compensation.

The new management team at DIRECTV has brought a new energy, a new focus and a culture of excellence to a company that had endured years of paralysis as it awaited its sale. This team has divested non-core assets such as PanAmSat, a transaction that when completed will reap The DIRECTV Group more than US$2.6 billion net of taxes. It has streamlined the operations of Hughes Network Systems and announced the sale of its set top box manufacturing assets. It has launched a new satellite and expanded local-into-local service and high definition television. But most importantly, it has infused this great company with a sense of urgency.

Another new business that demonstrated great potential was our pay-TV service in Italy: SKY Italia. Officially launched in August, 2003, SKY Italia has quickly expanded to nearly 2.7 million subscribers, well on its way to the three million subscribers we forecast for the end of this calendar year. Monthly average revenue per user (ARPU) – a key indicator of a platform's success – is more than €40, reflecting that nearly 90 percent of subscribers have opted for a premium service, while piracy – the theft of our satellite signal – has been tamed. Indeed, if our current momentum continues, we think we are well on our way to creating another BSkyB in Europe's third most prosperous market. The year ended with start-up losses of US$267 million, better than

Financial Highlights

(**U.S. Dollars**, in Millions except for Earnings Per ADR)

Year ended June 30,	*2004*	*2003*	*2002*
Revenues	$ 20,959	$ 17,474	$ 15,195
Operating Income	$ 3,064	$ 2,532	$ 1,855
Associated entities, before Other items	$ 261	$ (93)	$ (165)
Income before Other items	$ 1,685	$ 1,100	$ 636
Other items, net	$ (38)	$ (54)	$ (6,901)
Net Profit	$ 1,647	$ 1,046	$ (6,265)
Earnings per ADR			
Income before Other items	$ 1.20	$ 0.83	$ 0.49
Net Profit	$ 1.17	$ 0.79	$ (5.09)
Financial Position			
Assets	$ 51,455	$ 44,963	$ 40,293
Debt	$ 8,702	$ 8,249	$ 8,709

forecast. At current growth rates, we expect to achieve operational breakeven in the second half of this fiscal year.

SKY Italia has become the laboratory of our pay-TV future. Fox channels are included on the service's basic tier, while Fox films are featured on its premium tier. FOX News Channel executives have helped launch the SKY Italia news channel at the same time their FOX Sports colleagues helped design SKY Italia's new studio sets. Our own 78 percent-owned NDS is ensuring the system's uncompromised conditional access and BSkyB, the most advanced satellite platform in the world, is helping modernize its customer service.

Indeed, BSkyB is *the* model of a successful direct-to-home satellite platform. During 2004, BSkyB added more than half a million subscribers while maintaining its industry-low churn rate. At the same time, it is experiencing higher ARPU as more customers opt for premium services. Taken together, these factors have led to dramatically increased associated income for News Corp. this year, with the expectation of even higher returns going forward.

With all of the expertise in satellite distribution that News Corp. now has at its disposal, I convened a meeting of the top executives from each of our satellite platforms in March. For three days, we discussed the future of satellite technology and covered in depth how we can use our size to grow subscription bases, improve offerings and lower costs. That weekend meeting was a powerful example of how News Corp. is able to marshal the resources and expertise of its component parts to lift the entire group, and I anticipate holding many more of these meetings in the future.

What enables us to embrace strategic opportunities such as DIRECTV, BSkyB and SKY Italia is the continued robust growth we have achieved at our core assets. And once again, these gains were evenly distributed across our key operating segments. Combined, we are poised for great organic growth throughout the Company.

In Fiscal 2004 at our Filmed Entertainment segment, we achieved something few expected: another record year of operating income. A question I was persistently asked this year was: Is the momentum at the film studio sustainable? Frankly, no one knew for certain, given the historic vagaries of the film industry. Today, however, I am pleased to report that operating income reached US$886 million, besting last year's number by 38 percent.

Gains were evenly distributed across our key operating segments. We are poised for great organic growth throughout the Company.

Again, it was a combination of smart film-making, better risk management, a focus on profitability over market share and an exploding home entertainment market that generated our success. In fiscal 2004 and early in fiscal 2005, Twentieth Century Fox films had an industry record six films in a row open to US$20 million-plus box offices. Meanwhile, *Day After Tomorrow* has grossed more than US$500 million worldwide. Worldwide home entertainment and pay-TV performances of *X2: X-Men United*, *Cheaper by the Dozen* and *Daredevil*, among others, also contributed to our success, as did the continued growth in our home entertainment sales of TV DVDs. This year, on sales of such popular shows as *24*, *The Simpsons* and *M*A*S*H*, we generated a significant new revenue stream, demonstrating once again that the only limit to our bottom line is the limit of our creative thinking.

Like many of our peers, however, we are not taking the explosion of the DVD market for granted. One of the hallmarks of our Company's success is our ability to anticipate challenges early, to address them head-on and to craft durable, creative solutions. That is precisely what we are doing now with the issue of digital piracy. If we are to continue to reap the rewards from our digital content, we must protect ourselves from the threat of its theft. Peter Chernin, the Company's President and COO, took a leading role in both Hollywood and Washington this past year in formulating technological, legal and educational answers to this vexing problem. The solutions are not obvious, nor easily implemented. But I am pleased with the amount of attention and creative thought our executives have given to the issue and I am hopeful that, through our work and the work of others, a new consensus can be forged which will ultimately win this war.

At our Television segment, operating income rose US$106 million to US$957 million, the result of a strong overall advertising environment, which pushed up pricing for our primetime schedule and sports programming; higher advertising revenues and market share gains at our Fox Television Stations; and the mounting success of STAR.

FOX Broadcasting Network again finished the year as the number one rated network among teens and adults aged 18-34 and a strong number two in the coveted 18-49 demographic. And in its third season, *American Idol* cemented its place as a cultural phenomenon, finishing the season as the number one rated program in primetime and increasing its ratings nearly 10 percent.

Despite the network's strong overall performance, we suffered bad ratings in the first half of the year, particularly in the two months following our highly rated broadcast of post-season baseball. What became clear to us was this: we could no longer abide the traditional September start to the broadcast season if we wanted to remain competitive. Something had to change. Beginning this past summer, we moved to a 12 month season and the early results have been promising (if somewhat uneven), with several new shows showing great potential for their return in November.

Operating income at Fox Television Stations rose 7 percent over last year. Our duopoly strategy is clearly working, reflected in the record market share the stations achieved this year as well as lower overall costs. With nearly all of the cost savings already realized from our integration efforts, the focus now is to capitalize on the revenue opportunities available from owning nine duopolies in some of the

Operating Income by Industry Segment: 2004 versus 2003 (U.S. Dollars, in Millions)


Filmed Entertainment
886
641
Television
957
851
Cable Network Programming
617
430
Direct Broadcast Satellite Television
(267)
(68)
Magazines and Inserts
271
256
Newspapers
592
400
Book Publishing
158
133
Other
(150)
(111)
2004
2003
Note: These financial highlights are taken from the Concise Financial Report.
Note: DBS segment was consolidated as of April 30, 2003 and had only two months of results in prior year.

largest TV markets in the U.S. and to use our breadth to acquire quality programming at fair prices.

STAR, our pan-Asian channels business, continued its positive momentum, reporting a second consecutive year of solid profitability. Earnings were up substantially over last year, largely on the strength of rising subscription and advertising revenues at our thriving Indian business and the development of our general entertainment channel in China.

We've also been very aggressive in devising new ways to reach advertisers as audiences continue to decline at the U.S. broadcast networks and personal video recorders (PVRs) become more common. The challenge for us – and for all broadcasters – is to stay ahead of these developments: to fashion alternatives to the 30 second advertising spot that has been the industry's lifeblood for nearly 50 years. A team of executives today is hard at work looking at such alternatives as in-show product placement and corporate sponsorship as ways to keep advertisers associated with our content. At the same time, we are constantly examining new ways to monetize our content, as we've done in launching the TV DVD market. Like digital copyright, this is an issue with immense long-term implications if ignored and we are devoting much time and effort into staying ahead of it.

One prominent area of the Company that has certainly benefited from innovative and bold thinking is our Cable Network Programming segment. Fiscal 2004 operating income increased 43 percent – the third consecutive year of strong double digit growth – with explosive gains achieved at all three of our primary channels: FOX News, FX and Fox Sports Net.

At FOX News, the story was much the same as fiscal 2003, only better: ratings supremacy matched with rising advertising revenues. Once considered a potential long-term drag on earnings, the channel is now one of our key growth drivers, particularly once its original affiliation agreements begin to expire in 2006 and we are able to renegotiate carriage rates in line with the channel's superb performance. FX continued to distinguish itself with original programming such as *Nip/Tuck* and *The Shield*. Like FOX News, it is poised for larger affiliate revenues as it begins to renegotiate its original agreements. And at Fox Sports Net, higher subscriber numbers and higher affiliate rates contributed to a double-digit revenue and profit increase at our local sports channels.

We should all be proud of the successes we achieved across our newspaper businesses, which performed well in highly competitive markets. The segment reported revenue and operating profit increases of 26 percent and 48 percent respectively, due in part to the absence of a cover price war at *The Sun* in the U.K., but also due to higher advertising and circulation revenues at nearly all of our major papers. Among some of the more significant developments within this segment, *The Times* took the bold gamble of introducing a compact edition, and the public enthusiastically embraced it. Defying the skeptics and traditionalists, overall circulation for the two papers was up following the compact's introduction.

The Sunday Telegraph, Australia's largest selling paper, increased its margin over its main competitor to more than 200,000 copies, while in Melbourne, *The Herald Sun* maintained daily sales more than 350,000 ahead of its chief rival. And *The New York Post* continued its torrid pace, recording its eighth straight double-digit increase in circulation for a six-month reporting period. It is the fastest growing daily newspaper in the U.S., and is poised to soon surpass its chief tabloid rival.

The opportunity to learn from one another – to share ideas with the best minds in the industry from around the globe – is something we intend to pursue even more aggressively in the coming years.

One of the genuine highlights of the past year was the worldwide newspaper conference we convened in Mexico this past March. 200 employees from every aspect of our newspaper operations came together for four days of intensive discussion on virtually every facet of newspaper publishing. What made the conference so worthwhile was the frank exchange of information. The opportunity to learn from one another – to share ideas with the best minds in the industry from around the globe – is something we intend to pursue even more aggressively in the coming years.

Our other print businesses also achieved growth and sustained momentum. News America Marketing, our coupon and in-store marketing business, generated a 6 percent improvement over last year. HarperCollins, led by the astonishing performance of *The Purpose Driven Life*, had another year of record profits and had 97 titles on the *New York Times* bestseller list. And our Washington-based magazine *The Weekly Standard* is widely considered to be one of the most influential opinion journals on the American political scene today.

Events such as our worldwide newspaper conference and the launch of SKY Italia are good examples of the tremendous power that can be realized from our global enterprise. By harnessing the experience and practical wisdom that comes from operating in different environments and confronting different challenges, our company has a great advantage over our competitors. The coming years will be a time of dynamic change. Ideas not yet dreamed of will surely reshape the media industry and our way of life. These days of swift change can be a source of either dizzying fear or boundless excitement. Our tradition at News Corp. is not only to embrace these transformations, but to drive them. This is not a company that sits still or basks in the light of past achievements. We do not allow ourselves the luxury of self-satisfaction. There is still so much more that we can and will accomplish. And it is with tremendous excitement that we look ahead to another year, and many more to come, of building a media company capable of great things and the ability to better the lives of all our readers and viewers.

Revenues by Industry Segment: 2004 versus 2003 (U.S. Dollars, in Millions)


Filmed Entertainment
5,187
4,486
Television
5,027
4,763
Cable Network Programming
2,538
2,270
Direct Broadcast Satellite Television
1,665
220
Magazines and Inserts
979
923
Newspapers
3,425
2,718
Book Publishing
1,276
1,162
Other
862
932
2004
2003
Note: These financial highlights are taken from the Concise Financial Report.
Note: DBS segment was consolidated as of April 30, 2003 and had only two months of results in prior year




FILMED ENTERTAINMENT

GLOBAL EDITION

NEWS CORPORATION ANNUAL REPORT 2004



★★★★★
Garfield
A solid performance

Cheaper by the Dozen
Family Hit of the Holiday Season



FOX MAKES WAVES



21st Century Records For 20th Century Fox

A string of hit movies and record home entertainment sales gave 20th Century Fox Film, News Corporation's 82 percent-owned Fox Entertainment Group's film studio, record operating profits for the third straight year in fiscal 2004.

Fox's most successful film of the year at the box office was *Day After Tomorrow.* Following its May 2004 release, the film was a hit in North America and number one in many international territories. Its outstanding performance continued into fiscal 2005 and the film has earned more than US$500 million at the worldwide box office.

Day After Tomorrow was the biggest in a string of successful films for Fox in fiscal 2004, starting with *League of Extraordinary Gentlemen* in the first quarter, and continuing through Oscar-winner *Master and Commander;* holiday-season comedy *Cheaper by the Dozen;* April's action movie *Man on Fire;* and June's goofball comedies *Dodgeball* and *Garfield.*

Master and Commander, released in November 2003, received tremendous critical acclaim, garnering 10 Academy Award nominations. It was soon followed by the surprise family hit of the holiday season, *Cheaper by the Dozen.*

Man on Fire opened at number one at the box office and was followed two months later by an outstanding opening for *Garfield.* A week later, the number one opening for *Dodgeball* gave Fox its fourth straight US$20 million-plus opening weekend at the box office. *Dodgeball* has since gone on to gross more than US$100 million in the U.S. Soon after the end of the fiscal year, *I, Robot* and *Alien vs. Predator* both opened at number one, giving Fox its fifth and sixth consecutive movie openings above US$20 million.

TALE OF THE TAPE: DVD AND VIDEO SALES SOAR

Armed with a large library of Fox movies and television series, the Company's home entertainment division sold more DVDs and videos than ever before.

In the United States, five titles - *X2: X-Men United, Cheaper by the Dozen, Master and Commander, Daredevil* and *League of Extraordinary Gentlemen* - reached sales of more than US$70 million.

Illustrating the strength of the home entertainment market as an important revenue stream, the U.S. video release of *Phone Booth* and *League of Extraordinary Gentlemen* both beat their U.S. box office returns.



But it wasn't just the Company's film titles that attracted consumer interest. Sales of Fox-produced television series on video were also strong. Fox had three of the top five TV DVD titles in fiscal 2004: the third season of *The Simpsons;* volume one of *Family Guy* and volume two of *Family Guy.* In fact, such was the success of the *Family Guy* video releases that the series - currently in hiatus - will be brought back to broadcast television next season. Other strong performances from TV series during the year included *Buffy the Vampire Slayer* and *24.*

As well as new releases, hit movies released on video in previous years - known as catalog titles - continued to make significant contributions. The high-performing catalog titles in fiscal 2004 included *Ice Age, Super Troopers, X-Men, Office Space, Cast Away* and *Unfaithful.*

In the U.S., Fox's Home Entertainment division was named Wal-Mart Supplier of the Year for 2003, and home electronics retailer Best Buy awarded Fox its Bravo Award as best vendor for 2004, an indication of the incredible sales success the Company has had in home entertainment.

In May 2004, Fox Home Entertainment acquired the rights to distribute on VHS and DVD one of the year's biggest box office hits, *The Passion of the Christ,* which was released on August 31.


FOR THE FIRST TIME ON DVD
STAR WARS
TRILOGY

Television Studios: Critical Acclaim and High Ratings

The Company's main TV production studio, 20th Century Fox Television (TCFTV), has received network orders for 21 series - including 12 returning and nine new series - for the upcoming TV season.

FOX ordered 15 series, CBS ordered three, ABC ordered two and the WB ordered one.

TCFTV series were hits among both viewers and critics, with the studio netting a string of award nominations. The studio received 25 Emmy nominations, including eight for *24,* seven for *Arrested Development* and four for *The Practice. Arrested Development* also received five Television Critics Association Awards nominations - the most of any show - and won two.

In primetime animation, the studio again demonstrated its established expertise when *Family Guy* became the number one-selling TV title on DVD and was put back into production for FOX and The Cartoon Network.

Meanwhile, Fox Television Studios (FTS) produced telemovie *Redemption,* the highest-rated movie of the year to air on Fox's general entertainment channel, FX.

Malcolm in the Middle, produced by Fox Entertainment Group's 50 percent-owned Regency Television, was sold into syndication, and *The Bernie Mac Show,* jointly produced by Regency Television and TCFTV, received critical acclaim and two prestigious Humanitas Award nominations.


FEEL THOSE
BUNS OF
FAT IS
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CLOAK




TELEVISION
WORLD EXCLUSIVE
IDOLIZED
FOX the Idol of Young Adults and Teens
Most competitive season in FOX's 18-year history. See next page for details

From previous page

The FOX network finished the 2003-2004 broadcast season in the most competitive position in its 18-year history. FOX beat two of the oldest U.S. networks – ABC and CBS – and was edged out of first place by NBC by just one-tenth of a ratings point in the key 18 to 49 age group.

But among teenagers and those aged 18 to 34 – demographics highly coveted by advertisers – FOX was a clear number one. In fact, among teens, FOX's ratings were 71 percent higher than its nearest competitor, the widest margin in the history of electronic ratings measurement.

In its third hit season, *American Idol* ended the television season as the number one program on primetime television. Compared to its phenomenal second-season performance, *American Idol*'s ratings were up 10 percent among 18 to 49 year olds and 16 percent in total viewers, confirming the show's status as a cultural phenomenon in the U.S.





Friends
When You Can Make New
Friends.
THE OC TV
THURSDAYS
FOX FALL

The *American Idol* finale delivered FOX's third-highest rated night of entertainment programming ever among 18 to 49 year olds and total viewers, behind only last year's *Joe Millionaire* finale and last year's *American Idol* finale.

In a year when critics bemoaned the death of comedy, FOX's new comedy *Arrested Development* was the most critically lauded freshman series of the season. Meanwhile, *The O.C.* was the number one new scripted series of the television season in both adult 18 to 34 and teen demographics.

The FOX network's entertainment slate was complemented by the impressive results for FOX Sports programming in the 2003-2004 season. For seven consecutive years, FOX Sports has been the highest-rated sports network in television.

This past season, FOX Sports posted improved ratings in all three of its major sports properties. NFC football on FOX out-rated CBS's AFC package by 8 percent and, for the second year in a row, FOX's national NFL games out-delivered ABC's Monday Night Football by 12 percent. NASCAR on FOX continued to be the second highest-rated regular season sport on television, with only NFL programming rating higher. FOX's NASCAR regular season ratings more than doubled ABC's NBA regular season ratings, the biggest margin ever between the two sports.

Most impressive was the 2003 performance of the Major League Baseball postseason on FOX, highlighted by both the American League and National League Championship Series going a full seven games. FOX's 24 post-season MLB broadcasts averaged a 28 percent increase in ratings over the previous season, and were the highest-rated MLB post-season on any network since 1995.








FOX 25
FOX 25 NEWS
N331TV
FOX 31
NEWS

Local Markets Stay Tuned For More FOX

Increased efficiency and increased market share characterized yet another record year for Fox Television Stations, Fox Entertainment Group's 35 owned-and-operated broadcast stations in the United States.

The Company's strategy of owning duopolies – two stations in a single large market – has led to major improvements in the operations and results of the stations around the U.S. News Corporation has duopoly stations in nine of the top 20 markets in the U.S., including the top three markets of New York, Los Angeles and Chicago.

By the end of fiscal 2004, the integration of the duopoly stations was virtually complete.

The New York duopoly of WNYW and WWOR made market share gains against their local competitors. In Los Angeles, KTTV and KCOP saw ratings success. By the end of the fiscal year, KTTV was producing the top-rated morning and evening newscasts, as well as winning the competitive early-fringe and prime-access time slots. After moving to a more competitive time period, KCOP's news began beating two of the other established late newscasts and quadrupled its audience among the coveted younger demographics. And in Chicago, WFLD was the number one billing station in the market for the first time in the station's history.

Around the rest of the country, Fox's stations excelled not only in ratings and financial performance, but also in their focus on their communities. In fiscal 2004, the stations as a group added 57 hours of news to each week's programming. The increase in news coverage to an already strong news slate brought the total local news broadcasts across the 35 stations to 846 hours each week.

FOX TELEVISION STATIONS



WNYW	New York, NY	WFXT	Boston, MA	WTVT	Tampa Bay, FL	WITI	Milwaukee, WI
WWOR	New York, NY	WTTG	Washington DC	KSAZ	Phoenix, AZ	KSTU	Salt Lake City, UT
KTTV	Los Angeles, CA	WDCA	Washington DC	KUTP	Phoenix, AZ	WBRC	Birmingham, AL
KCOP	Los Angeles, CA	WAGA	Atlanta, GA	WJW	Cleveland, OH	WHBQ	Memphis, TN
WFLD	Chicago, IL	WJBK	Detroit, MI	KDVR	Denver, CO	WGHP	Greensboro, NC
WPWR	Chicago, IL	KRIV	Houston, TX	WRBW	Orlando, FL	KTBC	Austin, TX
WTXF	Philadelphia, PA	KTXH	Houston, TX	WOFL	Orlando, FL	WUTB	Baltimore, MD
KDFW	Dallas, TX	KMSP	Minneapolis, MN	KTVI	St. Louis, MO	WOGX	Gainesville, FL
KDFI	Dallas, TX	WFTC	Minneapolis, MN	WDAF	Kansas City, MO		

STAR performer in Asia

News Corporation's pan-Asian television platform, STAR, recorded its second full year of operational profitability in fiscal 2004 as its growth continued.

The breadth and depth of STAR's businesses expanded during the year, with new distribution deals in a number of key markets – including Hong Kong and Singapore – and with the addition of several new channels. The total number of channels broadcast on the network increased to 47.

In India, STAR's leadership position among cable channels was undisputed. Star Plus, the flagship Hindi entertainment channel, reigned as the number one cable channel – a position it has held since July 2000. The channel accounted for approximately 80 of the top 100 programs each week in cable homes across the Hindi markets.

In June, STAR launched Star Utsav, a new Hindi entertainment channel featuring some of the best programming previously broadcast on Star Plus. In the first two weeks after launch, the channel was seen by almost 17 million people.

STAR also made progress in the direct-to-home (DTH) marketplace in India. During fiscal 2004, it formed a joint venture with the Tata Group for the proposed launch of a DTH television platform in India.

In China, Xing Kong Wei Shi, the flagship Mandarin entertainment channel, was the number one regional channel in Guangzhou province. Another record was set by Channel [V] as the 10th [V] Chinese Music Awards drew an audience of 226 million with syndication to other networks in China as well.

Other markets, including Taiwan, the Middle East, South East Asia and Hong Kong, also continued to grow and contribute to the overall profitability of the group.



bTV Big in Bulgaria

Launched in 2000 as Bulgaria's first national private television station, bTV was an instant success. Since then, its mix of local and foreign programming has helped it achieve a stunning 40 percent share of the audience.

bTV's main and late evening news have become the most popular newscasts in Bulgaria, while *This Morning* beats its competition with a 50 percent share. bTV also maintained high ratings in entertainment shows with some of the most watched programs in Bulgaria. The recently launched game show *The Exam* was the most watched game show in the nation with a 52 percent audience share.


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Cable Network Programming

News, Sports and Entertainment



Nip/Tuck

The only new series on television to earn a Golden Globe nomination for Best Drama Series last year



Cable networks connect in '04



The extraordinary growth of News Corporation's Cable Network Programming segment continued in fiscal 2004 as more viewers and advertisers recognized the unique quality of the Company's various cable and satellite channels.

Such is the fame of News Corporation's cable brands – including FOX News, FX, Fox Sports Net and National Geographic Channel – that it is easy to forget that none of these networks existed just a decade ago. Today, they are leaders among news, sports and entertainment offerings on cable and satellite systems across the United States.

FOX News Channel had a staggering 10 of the 11 top shows in the hyper-competitive 24-hour cable news arena; FX had basic cable's number-one ranked new original series with the acclaimed *Nip/Tuck;* and Fox Sports Net was nominated for five Sports Emmy Awards.

FOX News and FX now have full distribution across the U.S., reaching 84 million cable and satellite homes. Fox Sports Net reaches more than 80 million subscribers, and National Geographic remains one of the fastest growing networks on pay television.

The cable group has also expanded its channel line-up into areas of natural programming strength with the automotive-sports focused SPEED Channel, extreme sports channel FUEL, Fox Sports en Espanol and Fox Sports World. Each of these channels enjoyed subscriber growth in 2004.

FOX News: We Report, More People Decide to Watch

There was nothing fair and balanced about the competition between 24-hour cable news networks in the U.S. in fiscal 2004. FOX News Channel – the one-time underdog – finished the year number one for the 30th straight month. FOX News beat its competitors in both primetime and on a 24-hour basis in total viewers, and consistently generated ratings higher than the combined audiences of its two major competitors.

FOX News dominated the ratings to such an extent that it had 10 of the top 11 cable news shows. The top three positions went to *The O'Reilly Factor*, *Hannity & Colmes* and *The Fox Report with Shepard Smith.* And in May 2004, *Special Report with Brit Hume* surpassed CNN's *Larry King Live* to claim the number four spot with more than one million viewers.

Not only did the news network's audience grow in the U.S., but also overseas. FOX News secured new international distribution deals in fiscal 2004 with several cable systems overseas, including in New Zealand, Taiwan, Brazil and Italy. The deals mean FOX News' programming is now seen in 52 countries.


Cable News Market Share
Total Day and Prime % of Persons 2+ Watching Cable News Channels
TOTAL DAY
FNC 54%
CNN 31%
MSNBC 15%
PRIME
FNC 55%
CNN 32%
MSNBC 13%


FOX NEWS channel
America's Newsroom
POWERFUL

Special FX Has Banner Year

FX generated the highest primetime ratings in its 10-year history during fiscal 2004, posting a 14 percent gain in total viewers and a 15 percent increase among the target audience of adults 18 to 49.

FX's ratings success was largely fueled by the performance of its original series. FX has set a new standard for quality original series in advertiser-supported cable television. In July 2003, the network launched its second original drama series, *Nip/Tuck*, which was basic cable's number-one ranked new original series. Of all original series on cable in calendar 2003, *Nip/Tuck*'s ratings among adults 18 to 49 were equaled only by FX's Emmy and Golden Globe Award-winning drama series, *The Shield*.

Nip/Tuck was the only new series on television to earn a Golden Globe nomination for Best Drama Series last year, making FX the only basic cable network to have received best series Golden Globe nominations for two different shows. *Nip/Tuck*'s Joely Richardson also became the first actress from a basic cable series to earn a Golden Globe nomination for Best Actress.

FX's strong primetime movie schedule also boosted the network with better titles, as did the success of its weekly *DVD on TV* format, an enhancement that has helped generate added value for its acquired films.

Soon after the end of fiscal 2004, FX launched a new original series, *Rescue Me*, starring Denis Leary. The premiere of *Rescue Me* was seen by almost 4.1 million viewers and was the second highest rated series premiere in the network's history.


nip/tuck
FX

Cable Network Programming Briefs

Viewers and Critics Choose Fox Sports

Fox Sports Net received five Sports Emmy Award nominations, three for the critically acclaimed two-hour special *Beyond the Glory: Mike Tyson*. The networks also enjoyed a 9 percent increase in local ratings for National Basketball Association games.

To enhance the viewing experience for its 80 million-plus subscribers, Fox Sports Net began producing local events in high-definition, making the group the largest supplier of local high-definition programming in the U.S.

In May 2004, Fox Sports Net announced a trio of dedicated college sports networks – Fox College Sports – which will debut with the start of the college football season in the U.S.

More Viewers Feel The Need For SPEED

Ratings at SPEED Channel increased more than 23 percent since February 2004 when SPEED unveiled an expanded original program line-up including auto enthusiast series *Chop, Cut, Rebuild; Sportscar Revolution* and *Autorotica*. SPEED increased its distribution to reach 62 million homes during the year.

FUEL For Fans

FUEL, an extreme sports network launched in July 2003, significantly expanded its U.S. subscribers in its first year. The channel expanded internationally with a March 2004 launch on News Corporation's 25 percent-owned FOXTEL in Australia, and planned launch in the UK and Europe.

National Geographic Channel

Since January 2004, primetime audiences at Fox Entertainment Group's 67 percent-owned National Geographic Channel have climbed every month, culminating in the network's highest-rated program ever – *Return to Titanic* – in June 2004.

In December 2003, the Channel entered into a new distribution agreement with a major cable system, giving it contracts with each of the top 10 cable distributors serving the U.S. By the end of fiscal 2004, National Geographic reached 50 million homes.




MLS
DETROIT
SPORTS REPORT
10PM
FOX
SPORTS NET

Direct Broadcast

Satellite Television

NEWS CORPORATION ANNUAL REPORT 2004

EXCLUSIVE GUIDE TO NEW TECHNOLOGY



BRAVO, SKY ITALIA

News Corporation's 80 percent-owned direct-to-home satellite broadcaster, SKY Italia, launched early in fiscal 2004 and sparked a rush by consumers to get the best pay-TV packages ever offered in Italy.

SKY Italia was formed from the April 2003 merger of Stream and Telepiu, the former competitors in the Italian pay-TV market, and, after a massive restructuring, its new programming slate and marketing campaign were launched just three months later.

Already the significant losses News Corporation experienced from its 50 percent ownership of Stream have been dramatically reduced. SKY Italia finished the year with nearly 2.7 million subscribers, an addition of more than one million.

With the closure in late 2003 of Telepiu's costly and low capacity analog network, SKY's entire subscriber base is now digital. Since SKY Italia's launch, more than 95 percent of subscribers have purchased premium programming packages, pushing average subscription revenues per residential subscriber to the equivalent of US$605 a year.

SKY Italia acted decisively to eliminate the threat of piracy, announcing in May 2004 that by December it would swap-out the old Telepiu encryption system to utilize the highly effective technology of News Corporation's 78 percent-owned subsidiary, NDS.



Viewers Tune In To DIRECTV

New management sets strategy focused on making DIRECTV's satellite television operations the world's best viewing experience.

Report, next page



Sky high in U.K.

BSkyB expanded its direct-to-home subscriber base by 7.4 percent to 7.4 million during fiscal 2004 as it continued to enhance its offerings to meet the strong demand for pay-TV in the U.K. and Ireland.

By the end of June, the total number of subscribers – which includes satellite, cable and digital terrestrial customers – rose by 2.1 million to 14.3 million. Customer loyalty to Sky was strong, with fewer than 10 percent of customers not renewing their Sky contracts.

BSkyB, which is 35 percent-owned by News Corporation, reported further improvement in its financial performance during the year, delivering strong profit growth at all levels. BSkyB also resumed paying dividends to its shareholders after a several-year hiatus during its conversion from an analog to a digital platform.

Viewers Tune In To DIRECTV

In December 2003, News Corporation completed its acquisition of a 34 percent stake in Hughes Electronics, since renamed The DIRECTV Group.

The acquisition was completed in December 2003 and DIRECTV started calendar 2004 with a new management team and a renewed focus on rapidly growing subscriber numbers. By the end of June 2004, DIRECTV had more than 13 million customers, making it the largest digital multi-channel television service in the U.S.

DIRECTV's new management set a strategy of concentrating on the satellite television operations, selling several other assets including an 80 percent stake in PanAmSat in a transaction that will reap DIRECTV US$2.6 billion net of taxes, the set-top box manufacturing assets of Hughes Network Systems for US$250 million and the company's approximately 55-percent stake in Hughes Software Systems for US$226 million.

The successful launch in May of the DIRECTV 7S satellite significantly expanded the platform's channel capacity to 1,200 channels. With the extra channel capacity, DIRECTV has also committed to making local television stations available to subscribers in a minimum of 130 local markets – representing 92 percent of U.S. television households – by the end of calendar 2004.

DIRECTV is a leading provider of advanced services such as high-definition programming and digital video recorders, both of which are strong incentives to potential subscribers and crucial to keeping existing customers.


Make the Choice for Better TV.
CALL 1-800-DIRECTV OR VISIT DIRECTV.com
Better Customer Service
Better Picture Quality
Every channel on DIRECTV® service comes to you in 100% digital-quality picture and sound. Surprisingly, even with Digital Cable, not every channel is actually digital.
DIRECTV




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Improvements welcomed by both readers and advertisers

award-winning reporters, photographers and artists

Upbeat News Down Under



THROUGHOUT Australia, News Limited newspapers again proved their connection with their communities in fiscal 2004 by beating both print and electronic competitors with the nation's best news coverage.

News Limited staff won all seven print media awards at the 2003 Walkley Awards and also won the prestigious Graham Perkin Award. The long list of awards was reflected in the performances of the national, capital city and regional newspapers.

In Sydney, *The Sunday Telegraph*, Australia's biggest-selling newspaper, increased its margin over its competitor to more than 200,000 copies per week. The Company's daily paper in

Continued next page

AMAZING PICTURES | THE FOREFRONT OF NEWSPAPER INNOVATION

Upbeat News Down Under

From Previous Page

Sydney, *The Daily Telegraph*, experienced strong growth across display and classified advertising sectors while remaining well ahead of its competitor in circulation sales.

National broadsheet *The Australian* made significant changes to key sections, improvements welcomed by both readers and advertisers. *The Weekend Australian* introduced a new *Travel and Indulgence* section and transformed *The Weekend Australian Magazine*.

In Melbourne, the *Herald Sun* remained Australia's largest-selling daily newspaper and maintained daily sales more than 350,000 ahead of its daily rival. Meanwhile, the *Sunday Herald Sun* was Australia's fastest growing newspaper and has recorded circulation growth for the past eight audit periods. Also in Melbourne, *MX*, a free commuter newspaper at the forefront of a worldwide trend, continued to show impressive growth.

News Limited journalists, photographers and artists won all seven print media awards at the 2003 Walkley Awards.

News Corporation's 42 percent-owned Queensland Newspapers showed ongoing growth in the fastest-growing newspaper markets in Australia. *The Sunday Mail*, Australia's second biggest-selling newspaper, topped 1.5 million readers for the first time ever, an increase of 70,000 over the previous year. *The Courier-Mail* was named Pacific Area Newspaper Publishers Association Newspaper of the Year in recognition of the paper's revitalization.

Further north, *The Townsville Bulletin* increased cover prices and still boosted circulation. Circulation at *The Cairns Post* rose for the sixth consecutive audit period, while the classified market was particularly strong. South of Brisbane, the *Gold Coast Bulletin* was a finalist in five categories in the 2004 International Newspaper Marketing Awards.

In Perth, the *Sunday Times* managed its highest ever circulation and was the only major paper in Western Australia to record growth in 2004.

In Adelaide, several bold editorial initiatives were introduced, including the entertainment guide *The Ticket*, a fashion and lifestyle section, *You*, and a TV liftout *7 days* in *The Advertiser* and *Home* magazine in the *Sunday Mail*.

Interstate and international interest in Tasmanian real estate created a boom advertising market, while publishing initiatives to mark Tasmania's Bicentenary underpinned strong circulation gains at *The Mercury*. The *Sunday Tasmanian* underwent substantial change in a relaunch.

Meanwhile, the introduction of several new sections in the redesigned *Northern Territory News*, as well as increased local news, sports and features in the *Sunday Territorian*, lifted readership by 6 percent.


Herald Sun
THE AUSTRALIAN
TAX SWEETENERS
New blood


THE Sun
Sun
Sun
THE SUNDAY TIMES

More black ink at U.K. papers

COMPETING in the most cutthroat newspaper market in the world, News International titles again displayed the quality that has made them world famous.

Readers lauded new innovations and improvements to the group's papers, while critics lavished the U.K.'s top awards – including Reporter of the Year, Interviewer of the Year, Front Page of the Year and Sports Writer of the Year – on staff from News International's major mastheads.

At the forefront of newspaper innovation, the daily broadsheet *The Times* introduced its compact edition in November 2003, leading to increased circulation of almost 5 percent. In addition, total advertising volume at the paper increased year-on-year by more than at any other broadsheet daily newspaper in the U.K.

The Sunday Times continued to exert its authority over the Sunday broadsheet market, increasing its circulation market share from 49.2 percent to 49.8 percent. Fiscal 2004 initiatives, including the groundbreaking launch of the first multimedia newspaper section *The Month*, ensured that the brand continued to attract, inspire and influence younger readers. The paper was also the only Sunday broadsheet to increase total advertising volumes significantly year-on-year.

The U.K.'s biggest-selling daily newspaper, *The Sun*, increased the circulation gap over its nearest competitor and had more readers than all the other U.K. popular tabloids combined. Record advertising levels at *The Sun* made 2004 one of the most successful years in the paper's history. *The Sun* achieved record weeks across all display and classified advertising categories.

The best selling Sunday newspaper in the U.K., *News of the World*, slightly increased its already-impressive market share to record its highest-ever gap over the combined sales of its two closest rivals. With 9.5 million readers, the *News of the World* has the most young readers and the most loyal readership in its market. It also achieved an increase in advertising revenues.


NEWS OF THE WORLD
WORLD EXCLUSIVE
BECKHAM'S SECRET AFFAIR

BIG RISES POSTED

The *New York Post*'s phenomenal growth continued in fiscal 2004. The Audit Bureau of Circulation reported that for the six-month period ending on March 31, 2004 average daily circulation was up 9.3 percent to 678,012. *The Post* continued as the seventh largest paper in the U.S. and is now within 70,000 sales of its main competitor.

In addition to the outstanding journalism and unsurpassed color production quality, the circulation success was attributed to new sections like *NYP Tempo*, which reports monthly on the rhythm of Latin New York and has introduced *The Post* to a new and growing community of readers and advertisers.

The Post successfully partnered twice with the New York Yankees in fiscal 2004. Readers flocked to buy the paper in October 2003 for *The Yankees Century* – a 10-part glossy magazine tribute to the team's 100th anniversary – and in April 2004 for the *New York Yankees 2004 Medallion Collection*, featuring high-quality collectable coins with color photos of the team's top players.

Class Act at TSL Education

TSL Education, the education publishing division of News International, achieved record operating profits in fiscal 2004.

The company's main title, *The Times Educational Supplement*, which leads the schools recruitment market in the U.K., achieved record pagination for a tabloid of 788 pages in April. *The Times Higher Education Supplement* also had a record year for operating profits.

TSL Education made significant progress in fiscal 2004 towards building the group's already-profitable education exhibitions business to complement its three main titles for teachers.


FOCUS
TES


NEWSSTAND
nip/tuck


TDK


TV GUIDE
TV GUIDE
TV GUIDE
SPECIAL REALITY-TV EDITION
CHEERS &JEERS
THE O.C. GETS EVEN HOTTER!



donna hay and INSIDEout

donna hay and *INSIDEout* magazines enjoyed record readership last year. *donna hay* was the fastest growing food magazine in Australia with 37 percent readership growth.

The Weekly Standard

The Weekly Standard continued to be the most talked-about political magazine in the United States and had resurgent advertising sales and record circulation.



MAGAZINES & INSERTS



SAVE NOW
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you'd have to
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SmartSource

Smart Consumers Use SmartSource

HUNDREDS of millions of consumers in the U.S. and around the world used News America Marketing's advertising and promotional products to save money on household products in fiscal 2004, providing an important sales boost for packaged goods manufacturers and retailers.

News America Marketing's product portfolio, marketed under the SmartSource brand name, consists of the first branded free-standing insert, SmartSource Magazine, as well as various in-store advertising and promotional products, merchandising services, database marketing tools and online promotions.

In fiscal 2004, SmartSource Magazine, the most widely circulated newspaper insert in the U.S., reached 68 million households via a network of more than 1,100 newspapers and improved its packaged goods market share to 63 percent, up from 55 percent the previous year.

At-shelf advertising in supermarkets across the U.S. drove incremental sales to record levels in fiscal 2004, fueled by the introduction of five new product enhancements. Meanwhile, SmartSource Price Pop Guaranteed, News America Marketing's at-shelf price-communication tool, expanded its network to more than 8,000 retailers and became a key promotional pricing tool for consumer packaged goods clients.

News America Marketing International also provides consumer-marketing services in Canada, Australia and New Zealand, in addition to a network of advertising and promotional partners in Asia, Europe, Latin America and the Pacific Rim.



TV Guide Extends Its Famous Brand

Building on the decades-long success of TV Guide magazine, News Corporation's 41 percent-owned Gemstar-TV Guide International had a strong rebuilding year in fiscal 2004.

TV Guide magazine maintained its market-leading circulation of 9 million, reaching an estimated 28 million readers every week, while adding marquee advertisers. Meanwhile, TVGuide.com debuted a redesigned site and doubled its daily traffic, in the process becoming the largest source of new direct-to-publisher subscriptions for the magazine.

TV Guide Channel added more than 18 million subscribers in the final half of the fiscal year with launches on DIRECTV, EchoStar and 44 new cable systems, making it available in almost 80 million homes. As well, TV Guide Interactive, the most widely deployed cable interactive program guide, increased distribution to more than 11 million digital cable households.

TV Guide also has the leading interactive program guide for the North American consumer electronics market, TV Guide On Screen. In the past year, the division signed more than a dozen new long-term license deals with top consumer electronics manufacturers and is now available in more than 11 million homes.





BOOK PUBLISHING

NEWS CORPORATION ANNUAL REPORT 2004



SOLID PERFORMANCES

INSIDE TODAY **An impressive list of bestsellers**

HARPERCOLLINS PUBLISHERS

HarperCollins books big sales numbers

HarperCollins achieved another strong year of sales and profits in fiscal 2004, buoyed by an impressive list of bestsellers that was topped by Rick Warren's blockbuster *The Purpose Driven Life*.

The Purpose Driven Life was the number-one selling non-fiction book in the U.S. in 2003, with more than 17 million copies sold since its release in October 2002. The title had been on *The New York Times* hardcover advice bestseller list for 74 consecutive weeks by June 30. *The Purpose Driven Life*, published by HarperCollins' religious and spiritual book imprint, Zondervan, also picked up the prestigious Christian Book of the Year honor for 2003 and 2004.

In the year to June 30, HarperCollins had 97 books on *The New York Times* bestseller list including nine titles that reached number one. HarperCollins had 53 titles on the *Sunday Times* bestseller list in the UK, with five books reaching number one.

HarperCollins Children's Books also topped the list of children's book publishers on *The New York Times* bestseller list. A total of 32 HarperCollins titles made the list, thanks in large part to the continuing success of Lemony Snicket's *A Series of Unfortunate Events*. By June 30, the 10 Snicket titles had sold 22 million copies worldwide, with publishing licenses in 39 languages.



For the fourth consecutive year, Zondervan produced the world's best-selling Bible, the *NIV Study Bible*. The *NIV Study Bible* has been on the Bible bestseller list since its 1985 release. Five of the top six best-selling Bibles in 2003 were Zondervan Bibles.

Zondervan swept the Christian booksellers awards at its annual convention. Its three gold and 18 silver medallions were more than any other publisher.

For the second time in three years, HarperCollins Canada won the 2004 Canadian Booksellers Association Libris Award for Publisher of the Year, and also won the Editor of the Year award.

HARPERCOLLINS NEWS BRIEFS

PULITZER FOR AMISTAD

Edward P. Jones, author of *The Known World* – published by HarperCollins' African American imprint, Amistad – was awarded the Pulitzer Prize for Fiction.

ONE MILLION COPIES OF 100 YEARS

Gabriel García Marquez' *100 Years of Solitude* sold more than one million copies in the past year – 34 years after it was first published – when it was selected by Oprah Winfrey for her book club.

ON TOP DOWN UNDER

HarperCollins Australia/New Zealand ended the year with a host of number ones: the number one publisher in Australia; publisher of the number one cookery books (Donna Hay's *Modern Cooking 2*), the number one fiction title of the year (*The Bride Stripped Bare* by Anonymous), the number one sports book (Steve Waugh's *Never Say Die*), and the number one current affairs title (*World From Islam* by George Negus).

Big Names Sign With HC

HarperCollins General Books Group continued its strategy of signing some of the biggest names in news, business, sports and entertainment. HarperCollins' imprint ReganBooks secured former Commander of U.S. Forces in the Persian Gulf, General Tommy Franks, to write his autobiography, which was released in August. HarperCollins has also signed renowned former General Electric Chairman and CEO Jack Welch and his wife, former Harvard Business Review editor Suzy Welch, to write a business how-to book.

In September 2003, HarperCollins published *My Side* by soccer superstar David Beckham (called *Beckham: Both Feet on the Ground* in the U.S.). The book proved to be nothing short of a publishing phenomenon in the U.K., where it was launched in a blaze of publicity. It quickly became the fastest-selling non-fiction book of all time in the U.K., selling 86,000 copies in the first two days, and topped the *Sunday Times* bestseller list for seven weeks. By June 30, it had sold more than a million copies in hardcover and was recognized with a special award at the British Book Awards in March.



INTERNATIONAL BESTSELLER
PAULO COELHO
WARREN
THE PURPOSE DRIVEN Life
Ann-Marie MacDonald
Princess in Pink
A Series of Unfortunate Events
THE SLIPPERY SLOPE
HUNDRED YEARS of SOLITUDE
The Known World
A Novel
EDWARD P. JONES
LUCKY GIRLS
Nell Freudenberger
NEW YORK TIMES BESTSELLING AUTHOR
SEAN HANNITY
FROM Emeril's KITCHENS


GREAT

Other

NDS KEEPS PIRATES AT BAY







NDS, a leading supplier of digital pay-TV systems and software, dramatically increased the distribution of its conditional access system in fiscal 2004. NDS has 41 million active subscribers worldwide.

NDS, which is 78 percent-owned by News Corporation, is one of the world's leading companies protecting cable and satellite television systems from signal theft by digital pirates. The company protects revenues of more than US$20 billion at pay-TV operations around the world.

In fiscal 2004, NDS acquired the Mediahighway middleware technology, which gives NDS a significant share of the burgeoning market for middleware, the software that operates set-top boxes in pay-TV systems.

Signs of Growth in Russia

With its headquarters in Moscow, the News Outdoor Group is now the leading outdoor advertising company focused on emerging European nations and Russia.

In addition to more than 21,000 billboards located across Russia, Poland, Romania, Hungary and the Czech Republic, the company owns advertising faces in shopping malls, airports and retail stores, and maintains a large network of street furniture products and premium outdoor installations.

The group operates subsidiaries that are among the top three outdoor contractors in Romania, Poland and the Czech Republic, and the market leader in Russia.

Sky Radio hits airwaves

News Corporation's Sky Radio is the market-leading popular-music radio station in the Netherlands. In September 2003, Sky Radio Group, which also has a majority stake in the Dutch Classic FM radio station, launched RadioVeronica in the Netherlands, reviving an iconic 1960s radio brand.

Two months later, Sky Radio Denmark was launched as that country's first and only national commercial FM radio station and had an audience share of 6.2 percent by the end of fiscal 2004.

During the year, the Sky Radio operation in Hessen, Germany, acquired a further seven FM licenses, bringing its total to 18.


MAN ON FIRE
OWN IT ON DVD SEPTEMBER 14th.

Concise Report

for the year ended 30 June, 2004

Table of Contents

Concise Financial Report

A.C.N. 007 910 330

Statement of Corporate Governance

for the year ended 30 June, 2004

Board of Directors

The Board of Directors (the "Board") oversees the business of The News Corporation Limited (the "Company"; the Company and its controlled entities are referred to as the "Group") and is responsible for corporate governance of the Group. The Board establishes broad corporate policies, sets the strategic direction for the Group and oversees management with a focus on enhancing the interests of shareholders.

Directors are classified as either Executive or Non-executive Directors, the former being those Directors engaged in full time employment by the Group. The Board currently comprises six Executive Directors, including the Chairman, and Chase Carey, the Chief Executive of the DIRECTV Group, Inc., an associated company, and nine Non-executive Directors. Details of the members of the Board, their experience, qualifications and term in office are set out on pages 52 to 54 of the Directors' Report. The Board has determined that eight of the fifteen Directors are independent in accordance with the New York Stock Exchange (the "NYSE") Listing Standards.

Various information reports are sent to the Board in order to keep them informed of the Group's businesses. Directors also receive operating and financial reports and access to senior management at Board and Committee meetings. The Board holds regular meetings six times each year and special meetings when necessary. In addition, not less than twice each year, the Non-executive Directors meet without the participation of the Executive Directors. The Chairman of the Nominating and Corporate Governance Committee presides at these meetings.

The Nominating and Corporate Governance Committee considers a number of factors when determining the competency and qualification of potential Directors. No single factor is determinative. Relevant considerations include the candidate's education and background; his or her general business experience and familiarity with the Group's businesses; and whether he or she possesses unique expertise which will be of value to the Group. Further, it is expected that each Director will devote the necessary time to the fulfilment of his or her duties as a Director. In this regard, the Committee will consider the number and nature of each Director's other commitments, including other directorships.

Executive Directors do not receive any additional compensation for serving as a Director. Non-executive Directors receive fees for serving on the Board and on Committees. The remuneration paid to the Non-executive Directors for the year ended 30 June, 2004 is set out on pages 56 to 58 of the Directors' Report.

The Company's Constitution authorises the Board to appoint Managing Directors (including the Chief Executive) with specific authorised duties and to elect a Chairman to preside at meetings. If a vote, which requires a majority, results in a tie, the Chairman is granted a second and deciding vote. Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive of the Company. The Board has taken the view that it is in the best interests of the Company and its shareholders that Mr. K. Rupert Murdoch serve in both such capacities.*

The Company's Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the Directors (exclusive of any Managing Directors and Directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting.

The Directors to retire in each year are the Directors who have been in office longest since their last election or appointment. Retiring Directors are eligible for re-election. No Director (other than any Managing Director) can serve for a term longer than three years without re-election. Further, Directors appointed since the last annual general meeting must retire but are eligible to be re-elected for a three-year term. New Directors are given an orientation regarding the Group's businesses, corporate governance and reporting procedures and, on a continuing basis, are advised with respect to policies and procedures applicable to Board and Committee meetings and the rights and responsibilities of Directors. The Group does not have a policy with respect to the tenure, retirement or succession of Directors.

Each of the Committees of the Board has the authority to retain, terminate and determine the fees and terms of consultants, legal counsel and other advisors to such Committees as the Committee may deem appropriate in its discretion. Any Director wishing to seek independent advice relating to his or her duties as a Board member, at the Group's expense, may do so with the prior consent of the Chairman. The Chairman considers these requests on a case-by-case basis.

* This view departs from ASX best practice recommendations 2.2 and 2.3

Statement of Corporate Governance (continued)

for the year ended 30 June, 2004

Consistent with its legal obligations, as well as part of its commitment to corporate governance, the Board has implemented the following:

- established various Committees of the Board to assist the Board in the execution of its responsibilities;
- adopted an overall framework of internal control and a business risk management process; and
- established Standards of Business Conduct for Directors, officers and employees and a Code of Ethics for the Chief Executive and senior financial officers.

These matters are discussed in further detail below.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following standing Committees:

- Audit Committee;
- Nominating and Corporate Governance Committee; and
- Compensation Committee.

The composition and charters of these Committees are in accordance with the requirements of corporate governance guidelines issued by the Australian Stock Exchange ("ASX"), the Sarbanes-Oxley Act and related US Securities and Exchange Commission ("SEC") rules and NYSE Listing Standards. These Committees consist solely of Non-executive Directors.

Audit Committee

The Audit Committee consists of the following Non-executive Directors and satisfies the requirements of the ASX, SEC and NYSE:

Roderick I Eddington, Chairman
Peter Barnes
Andrew S B Knight
Thomas J Perkins

Each Audit Committee member is an independent Director in accordance with the NYSE listing standards. In addition, as determined by the Board in its business judgment, the members of the Audit Committee meet the requirements of the NYSE and the SEC for membership on audit committees.

The Audit Committee's Charter is in accordance with the NYSE rules and may be found on the Group's website.

The Audit Committee's purpose is to assist the Board of Directors in its oversight of (i) the integrity of the Group's financial statements and the Group's financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Group's independent accountants and the performance of the Group's corporate auditors and corporate audit function and (iii) the Group's compliance with legal and regulatory requirements. The Audit Committee provides an avenue of communication among management, the independent accountants, the corporate auditors and the Board of Directors. In fulfilling its responsibilities, the Audit Committee has full access to all books, records, facilities and personnel of the Group.

In addition to any other responsibilities, which may be assigned from time to time by the Board of Directors, the Audit Committee is responsible for the following matters:

- The compensation of the independent accountants and the pre-approval of all audit engagement fees and terms as well as all audit-related and non-audit services to be provided by the Group's independent accountants;
- To evaluate the independent accountant's qualifications, performance and independence, and present its conclusions and recommendations with respect to the independent accountants to the Board of Directors on at least an annual basis;
- To meet with, discuss and review, prior to the annual audit, the scope of the audit to be performed by the independent public accountants;

51

Statement of Corporate Governance (continued)

for the year ended 30 June, 2004

- To review and monitor, at least annually, the plans and activities of the corporate audit department;
- To review a summary of findings from completed corporate audits and a progress report on the current year's corporate audit plan;
- To review and discuss with the independent accountants and with management the results of the annual audit of the Group's consolidated financial statements;
- To review and discuss with the independent accountants any audit problems or difficulties encountered during the course of the audit, and management's response thereto;
- To recommend to the Board of Directors whether the Group's consolidated financial statements be accepted for inclusion in the Group's annual reports filed with the ASX, Australian Securities and Investment Commission (ASIC) and in the Group's Annual Report on Form 20-F filed with the SEC;
- To review and discuss with management and the independent accountants the Group's half-year financial statements and any items required to be communicated to the Committee by the independent accountants in accordance with existing auditing standards;
- In consultation with management, the independent accountants, and the director of the corporate audit department, to review the integrity of the Group's financial reporting processes, internal controls and disclosure controls and procedures;
- To review with management, the corporate auditors and the independent accountants, in separate meetings, if the Audit Committee deems it appropriate, significant financial reporting issues and judgments made in connection with the preparation of the financial statements as well as the quality and acceptability of the Group's accounting policies;
- Discuss, in conjunction with management, the Group's earnings releases as well as financial information and earnings guidance provided publicly;
- To review, with the Group's counsel and management, any legal or regulatory matter that could have a significant impact on the Group's financial statements;
- To review the Group's policies and practices with respect to risk assessment and risk management;
- To establish procedures for:
  - The receipt, retention and treatment of complaints received by the Group regarding accounting, internal accounting controls or auditing matters; and
  - The confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters;
- To consider and approve, if appropriate, major changes to the Group's auditing and accounting principles and practices as suggested by the independent accountants, management, or the corporate audit department;
- To review with the independent accountants, the corporate audit department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented;
- To report to the Board of Directors on a regular basis, including a review of any issues that arise with respect to the quality or integrity of the Group's financial statements, the Group's legal and regulatory requirements, the qualifications, independence and performance of the Group's independent accountants and the performance of the corporate audit function;
- To evaluate, at least annually, its own performance and report to the Board of Directors on such evaluation and review and assess the adequacy of the Audit Committee Charter periodically or as conditions dictate; and
- To prepare a report of the Audit Committee to be included in the Group's Annual Report and other filings as required by the applicable regulatory rules, and review any reports that may be required to be filed with the NYSE or other regulatory agencies with respect to the Audit Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of the following Non-executive Directors:

Geoffrey C Bible, Chairman
Kenneth E Cowley AO
Viet Dinh

The Nominating and Corporate Governance Committee consists entirely of Non-executive Directors whom the Board has determined are independent in accordance with the NYSE listing standards. The Nominating and Corporate Governance Committee's Charter is in accordance with NYSE rules and may be found on the Group's website.

In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Nominating and Corporate Governance Committee has the following responsibilities:

- To review the qualifications of candidates for Director suggested by Board members, shareholders, management and others in accordance with criteria recommended by the Committee and approved by the Board;
- To consider the performance of incumbent Directors in determining whether to nominate them for re-election;
- To recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of shareholders;
- To recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships;
- To make recommendations to the Board as to determinations of Director independence;
- To recommend to the Board, retirement policies for Directors;
- To make recommendations to the Board concerning the function, composition and structure of the Board and its committees;
- To establish, together with all Non-executive Directors, the frequency of executive sessions in which only Non-executive Directors will participate and over which the Chairman of the Nominating and Corporate Governance Committee will preside;
- To recommend to the Board, Directors to serve as members of each committee;
- To develop and recommend to the Board a set of corporate governance principles and to review and recommend changes to those principles, as necessary;
- To advise and make recommendations to the Board on corporate governance matters, to the extent these matters are not the responsibility of other Committees;
- To develop and recommend to the Board an annual self-evaluation process for the Board;
- To evaluate the Nominating and Corporate Governance Committee's performance at least annually and report to the Board on such evaluation;
- To periodically review and assess the adequacy of the Nominating and Corporate Governance Committee Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Nominating and Corporate Governance Committee and as the Board or the Nominating and Corporate Governance Committee shall deem appropriate.

Compensation Committee

The Compensation Committee consists of the following Non-executive Directors:

Andrew S B Knight, Chairman
Roderick I Eddington
John L Thornton
Thomas J Perkins

The Compensation Committee consists entirely of Non-executive Directors whom the Board has determined are independent in accordance with the NYSE listing standards. The Compensation Committee's Charter is in accordance with the NYSE rules and may be found on the Group's website. In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Compensation Committee has the following responsibilities:

- To review and approve goals and objectives relevant to the compensation of the Chief Executive, to evaluate the performance of the Chief Executive in light of these goals and objectives, and recommend to the Board the compensation of the Chief Executive based on this evaluation;
- To administer and make recommendations to the Board with respect to incentive compensation plans and equity based plans and to review the cumulative effect of its actions;
- To review and approve compensation, benefits and terms of employment of senior executives who are members of the Group's Executive Management Committee;
- To review and make recommendations to the Board regarding the Group's recruitment, retention, termination and severance policies and procedures for senior executives who are members of the Group's Executive Management Committee;
- To monitor compliance by executives with the Group's stock ownership guidelines as set forth in the Group's Standards of Business Conduct;
- To review and assist with the development of executive succession plans, to review and approve the executive compensation information to be included in the Group's annual report, and to consult with the Chief Executive regarding the selection of senior executives;
- To review the compensation of Directors for service on the Board and its Committees and recommend changes in compensation to the Board;
- To evaluate the Compensation Committee's performance at least annually and report to the Board on such evaluation;
- To review and assess periodically the adequacy of the Compensation Committee Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Compensation Committee and as the Board or the Compensation Committee shall deem appropriate.

These responsibilities are to be implemented to attract and maintain executive and director talent and compensate that talent having regard to corporate performance, all in the best interests of the Group.

Risk Management and Internal Controls

The Group is committed to the identification, monitoring and management of risks associated with its business activities. Management is ultimately responsible to the Board for the Group's system of internal control and risk management. The Group's risk management policies and procedures cover regulatory, legal, property, treasury, financial reporting and internal control. A clear organisational structure exists detailing lines of authority and control responsibilities. Each business unit is responsible and accountable for implementing procedures and controls to manage risks within its business. Group management has established within in its management and reporting systems a number of risk management controls. These include:

- Formal operating and strategic planning process for all businesses within the Group;
- Annual budgeting and periodic reporting systems for all businesses which enable the monitoring of progress against financial and operational performance targets and metrics and evaluation of trends;

- Guidelines and limits for approval of capital expenditures and investments;
- Policies and procedures for the management of financial risk and treasury operations; and
- Standards of Business Conduct, as discussed in the following section, which are applicable to all employees.

Certain risks cannot be mitigated to an acceptable level by internal controls. Such risks are transferred to third parties in the international insurance markets to the extent considered appropriate.

An internal audit function operates under a Charter which defines the purpose, authority and responsibility of the Corporate Audit Department. The Corporate Audit Department's mission is to provide an independent assessment of risk and the effectiveness of internal operating and financial controls within the Group's various operating businesses.

The areas of emphasis for the conduct of the assessment include the:

- adequacy, appropriateness and effectiveness of accounting and operating controls;
- extent of compliance with Group policies and procedures;
- accuracy of and security over data and information;
- accountability for the Group's assets to safeguard against loss;
- adequacy of reviews made by the operating companies to ensure an effective internal control environment is fostered; and
- economy and efficiency with which resources are employed.

The results of each audit and agreed-upon management action plan are reported on a timely basis to the management responsible for implementing changes.

The Corporate Audit Department reports to the Group's Audit Committee and meets with them at least four times a year to review the annual Internal Audit Plan and the results of its activities.

The activities of the Corporate Audit Department are separate and distinct from the external auditors. However, active coordination between the two groups is recognised as essential in order to maximise the Group's return on investment for audit services.

The full text of the Charter of the Corporate Audit Department is available on the Group's website.

Ethical Standards

At a Board meeting on 27 February, 1996, the Board adopted "Standards of Business Conduct" which were revised in May 2004. The full text of the Standards may be found on the Group's website. The Standards confirm the Group's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Group intends that the spirit, as well as the letter of those standards is followed by all Directors, officers and employees of the Group, its subsidiaries and divisions. This is communicated to each new Director, officer and employee and has already been communicated to those in positions at the time the Standards were adopted. The Standards deal with the following main areas:

- corporate assets and information:

  (a) Group funds and property;

  (b) corporate records and accounting;

  (c) confidential and proprietary information;

  (d) insider trading;

  (e) legal disputes;
- conflicts of interest;

- dealing with others:

  (a) government officials;

  (b) business hospitality;

  (c) prohibited payments;
- equal opportunity and unlawful harassment;
- safety of the workplace and environmental protection; and
- relationships with competitors and other trade practices.

Employees are encouraged to raise any matters of concern with their supervisor or the relevant Group's general counsel. The Standards also apply to ensure compliance with stock exchange disclosure requirements and to ensure accountability at a senior management level for that compliance.

Code of Ethics for the Chief Executive and Senior Financial Officers

To further promote ethical and responsible decision making, the Board has established a Code of Ethics for the Chief Executive and senior financial officers that is included in the Group's Standards of Business Conduct.

Protection for Company "whistleblowers"

The Group has established procedures which have been incorporated into the Group's Standards of Business Conduct to facilitate the submission and review of complaints from employees regarding questionable accounting, internal control or auditing matters on a confidential and anonymous basis. These procedures enable employees to make their concerns known without fear of retaliation and in the knowledge that procedures are in place to act upon their complaints.

Shareholder Communication

Shareholders play an integral part in corporate governance and the Board ensures that shareholders are kept fully informed through:

- information provided on the Group's website (www.newscorp.com), including the Annual Report which is distributed to all shareholders electing to receive it and the Full Financial Report which is available to all shareholders on request;
- reports and other disclosures made to the ASIC, the SEC, and the Stock Exchanges in Australia, New York, New Zealand and London; and
- notices and explanatory memoranda of extraordinary and general meetings.

Shareholders may raise matters of concern at general meetings. Shareholders and other interested parties may communicate directly with the Chairman of the Nominating and Corporate Governance Committee by writing to the Chairman of the Nominating and Corporate Governance Committee, The News Corporation Limited, 1211 Avenue of the Americas, New York, N.Y. 10036.

Corporate Reporting

In connection with the Company's periodic reports filed with the SEC, the Chief Executive and Chief Financial Officer have made certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The Company has followed the ASX Corporate Governance recommendations during the reporting period, except for departures identified in this statement.

Statement of Corporate Governance (continued)

for the year ended 30 June, 2004

Executive Management Committee

The Executive Management Committee is an informal body comprising Executive Directors of the Company as well as senior executives from the Group's businesses or companies in which the Group holds a significant interest. The primary objective of the Executive Management Committee is to strengthen the coordination and profitability of the Group's activities. The Executive Management Committee discusses major operating issues; evaluates opportunities and business risks; advises the Board on refining and redefining the Group's priorities worldwide and by market; and reviews and advises the Board on the strategic focus and direction of all major businesses of the Group. In advising the Chief Executive and the Board, the Executive Management Committee also considers strategic direction, brand management, corporate communications, human resources and risk management. As at the date of the Directors' Report contained herein, the Group's Executive Management Committee includes the following persons:

K R Murdoch, AC Chairman and Chief Executive, The News Corporation Limited

P Carlucci, Chairman and Chief Executive Officer, News America Marketing

P Chernin, President and Chief Operating Officer, The News Corporation Limited

D F DeVoe, Senior Executive Vice President and Chief Financial Officer, The News Corporation Limited

A Disney, Executive Vice President for Content, The News Corporation Limited

J Friedman, President and Chief Executive Officer, HarperCollins Publishers, Inc.

J N Gianopulos, Chairman, Fox Filmed Entertainment

G Ginsberg, Executive Vice President, Investor Relations and Corporate Communications, The News Corporation Limited

J Hartigan, Chief Executive Officer, News Limited

D Hill, Chairman and Chief Executive Officer, Fox Sports Television Group

L Hinton, Executive Chairman, News International plc

L K Murdoch, Deputy Chief Operating Officer, The News Corporation Limited; Chairman, News Limited

A Peled, Chief Executive Officer, NDS Group plc

M Pompadur, Executive Vice President, The News Corporation Limited

T Rothman, Chairman, Fox Filmed Entertainment

A M Siskind, Senior Executive Vice President and Group General Counsel, The News Corporation Limited

Important Information about this Concise Report

IMPORTANT INFORMATION FOR MEMBERS

The Directors' Report, Concise Financial Report and Independent Audit Report contained within this document represent a Concise Report.

The financial statements and disclosures in the Concise Financial Report on pages 62 to 79 have been derived from The News Corporation Limited's Full Financial Report for the year ended 30 June, 2004. A more comprehensive analysis of the Group's financial performance, financial position and financing and investing activities is given in the Full Financial Report.

A copy of the Full Financial Report, including the Independent Audit Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia 61 2 9288 3233, United Kingdom 44 207 782 6000 or United States 1 212 852 7059. All reports can be accessed via the internet at www.newscorp.com.

Directors' Report

for the year ended 30 June, 2004

The Directors present their report together with the Concise Financial Report of the Group for the year ended 30 June, 2004 and the auditors' independent audit report thereon. The following Directors were in office during the period from 1 July, 2003 to the date of this report unless stated otherwise:

K R Murdoch AC

(Age 73). Managing Director and Chief Executive of The News Corporation Limited since 1979, Chairman since 1991.
Director of Fox Entertainment Group, Inc. since 1985, Chairman since 1992 and Chief Executive Officer since 1995.
Chairman of STAR Group from 1993 to 1998, Director since 1993.
Director of British Sky Broadcasting Group plc since 1990 and Chairman since 1999.
Director of Gemstar-TV Guide International, Inc. since 2001.
Chairman of The DIRECTV Group, Inc. since December 2003.

P Barnes

(Age 61). President of Winemakers' Federation of Australia since 2001.
Director of Ansell Ltd. since 2001.
Director of Metcash Trading Ltd. since 1999.
Director of Samuel Smith & Sons Pty Ltd. since 1999, Chairman since 2002.
President of Philip Morris Asia Inc. from 1993 until 1998.
Non-executive Director of The News Corporation Limited since April 2004 and member of the Audit Committee.

G C Bible

(Age 67). Chairman and Chief Executive Officer of Altria Group Inc., formerly Philip Morris Companies Inc., from 1995 to 2002.
Non-executive Director of The News Corporation Limited since 1998 and Chairman of the Nominating and Corporate Governance Committee.

C Carey

(Age 50). Chief Executive Officer and Director of The DIRECTV Group, Inc. since December 2003.
Director of PanAmSat Corporation since December 2003.
Executive Director of The News Corporation Limited since 1996, Consultant from 2002 until 2003.
Director of British Sky Broadcasting Group plc since 2003.
Director of Gateway, Inc. since 1996.

P Chernin

(Age 53). Executive Director, President and Chief Operating Officer of The News Corporation Limited since 1996.
Director, President and Chief Operating Officer of Fox Entertainment Group, Inc. since 1998.
Director of Gemstar-TV Guide International, Inc. since 2002.
Director of The DIRECTV Group, Inc. since December 2003.

K E Cowley AO

(Age 69). Director of Independent Newspapers Limited since 1990, Chairman since 2001.
Chairman of R.M. Williams Holdings Limited since 1994.
Director of The News Corporation Limited from 1979, Non-executive Director since 1997 and member of Nominating and Corporate Governance Committee.

D F DeVoe

(Age 57). Executive Director, Chief Financial Officer and Finance Director of The News Corporation Limited since 1990.
Deputy Finance Director of The News Corporation Limited from 1985 to 1990.
Director of Fox Entertainment Group, Inc. since 1991, Senior Executive Vice President and Chief Financial Officer since 1998.
Director of STAR Group since 1993.
Director of British Sky Broadcasting Group plc since 1994.
Non-executive Director of NDS Group plc since 1996.
Director of Gemstar-TV Guide International, Inc. since 2001.
Director of The DIRECTV Group, Inc. since December 2003.

V Dinh

(Age 36). Professor of Law at Georgetown University since 1996.
Assistant Attorney General for Legal Policy in the U.S. Department of Justice from 2001 until 2003.
Law Clerk to Supreme Court Justice Sandra Day O'Connor from 1994 until 1995.
Non-executive Director of The News Corporation Limited since April 2004 and member of the Nominating and Corporate Governance Committee.

R I Eddington

(Age 54). Chief Executive of British Airways plc since 2000.
Director of John Swire & Sons Pty Limited since 1997.
Non-executive Director of The News Corporation Limited since 2000, Executive Director from 1999 to 2000, Chairman of the Audit Committee and member of the Compensation Committee.

J A M Erkko KBE

(Age 71). Chairman of Asipex AG since 1999.
Director of SanomaWSOY Group from 1999 until 2003; Chairman from 1999 to 2001. Chairman of Sanoma Corporation from 1972 to 1999.
Non-executive Director of The News Corporation Limited from 1992 and retired in October 2003, member of the Audit Committee from 1992 until October 2003 and member of the Compensation Committee from 2002 until October 2003.

A S B Knight

(Age 64). Non-executive Director of Rothschild Investment Trust Capital Partners plc since 1997.
Executive Director of The News Corporation Limited from 1991 to 1994, Non-executive Director since 1994, Chairman of the Compensation Committee and member of the Audit Committee.

G J Kraehe

(Age 61) Chairman, Blue Scope Steel Limited since 2002.
Director of National Australia Bank Limited since 1997 and Chairman since January 2004.
Non-executive Director of The News Corporation Limited from 2001 and resigned in April 2004, Chairman of the Audit Committee from 2002 until April 2004.

J R Murdoch

(Age 31) Chief Executive Officer and Director of British Sky Broadcasting Group plc since 2003.
Director of Yankee Global Enterprises LLC since 1999.
Executive Director of The News Corporation Limited from 2000 and resigned in November 2003.
Chairman and Chief Executive Officer of STAR Group from 2000 until November 2003.
Non-executive Director of NDS Group plc from 1999 until November 2003.
Director of Phoenix Satellite Television Holdings Limited from 2000 until November 2003.

L K Murdoch

(Age 32). Executive Director of The News Corporation Limited since 1996 and Senior Executive Vice President from 1999 to 2000. Deputy Chief Operating Officer since 2000.
Executive Director of News Limited since 1995, Chairman since 1997.
Director of Fox Entertainment Group, Inc. since 2002.
Deputy Chairman of STAR Group since 1995.
Non-executive Director of NDS Group plc since 2002.
Director of Gemstar-TV Guide International, Inc. since 2001.
Director of Foxtel Management Pty Limited since 1998.

T J Perkins

(Age 72). Partner at Kleiner Perkins Caufield & Byers since 1980.
Non-executive Director of The News Corporation Limited since 1996, member of the Audit and Compensation Committees.

S S Shuman

(Age 69). Managing Director of Allen & Company LLC since 1970.
Director of Six Flags, Inc. since 2000.
Non-executive Director of The News Corporation Limited since 1982.

A M Siskind

(Age 65). Director and Group General Counsel of The News Corporation Limited since 1991, Senior Executive Vice President since 1996.
Director of British Sky Broadcasting Group plc since 1992.
Director of STAR Group since 1993.
Non-executive Director of NDS Group plc since 1996.
Director, Senior Executive Vice President and General Counsel of Fox Entertainment Group, Inc. since 1998.

Directors' Report (continued)

for the year ended 30 June, 2004

J L Thornton

(Age 50). Professor of Global Leadership at Tsinghua University of Beijing since 2003.

President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. from 1999 until 2003.

Senior Advisor to Goldman Sachs Group, Inc and Director of The Goldman Sachs Foundation.

Director of the Ford Motor Company since 1996, Intel Corporation since 2003 and the DIRECTV Group since December 2003.

Non-Executive Director of The News Corporation Limited since June 2004 and member of the Compensation Committee.

Directors' Meetings

The following Directors were in office during the financial year, and attended the following number of Board meetings:

		Meetings of Committees		
	Directors' Meetings	*Audit*	*Nominating and Corporate Governance*	*Compensation*
Number of meetings held:	7	5	2	4
Number of meetings attended:				
K R Murdoch AC	7			
P Barnes (a)	1			
G C Bible	7		2	
C Carey	7			
P Chernin	6			
K E Cowley AO	7		2	
D F DeVoe	7			
V Dinh (b)	1			
R I Eddington (c)	7	1	2	3
J A M Erkko KBE (d)	0	1		0
A S B Knight	5	5		4
G J Kraehe (e)	4	4		
J R Murdoch (f)	1			
L K Murdoch	7			
T J Perkins	7	5		4
S S Shuman	7			
A M Siskind	7			
J. L Thornton (g)	1			

(a) Represents attendance at all meetings subsequent to (i) appointment to the Board in April 2004 and (ii) appointment to the Audit Committee upon reconstitution of board committees in June 2004

(b) Represents attendance at all meetings subsequent to (i) appointment to Board in April 2004 and (ii) appointment to Nominating and Corporate Governance Committee upon reconstitution of Board Committees in June 2004

(c) Represents attendance at all meetings upon (i) appointment to the Compensation Committee in October 2003, (ii) appointment to the Audit Committee in June 2004 and (iii) retirement from the Nominating and Corporate Governance Committee in June 2004

(d) Represents attendance at all meetings prior to resignation from the Board in October 2003

(e) Represents attendance at all meetings prior to resignation from the Board in April 2004

(f) Represents attendance at all meetings prior to resignation from the Board in November 2003

(g) Represents attendance at all meetings upon appointment to the Board in June 2004

Numerous other meetings of the Board attended by a quorum of two or more Directors were held to deal with the day to day business of the Group.

Directors' Report (continued)

for the year ended 30 June, 2004

Principal Activities of the Group

The principal activities of the Group during the financial year were:

- filmed entertainment;
- television;
- direct broadcast satellite television;
- cable network programming;
- magazines and inserts;
- newspapers; and
- book publishing.

The principal activities of associated entities include:

- direct broadcast satellite and cable television;
- newspaper publishing; and
- print and electronic television guidance applications.

Group Results

The net profit attributable to members of the parent entity was $2,312 million (2003 $1,808 million).

Dividends

The following dividends have been declared since the beginning of the financial year:

a) The Directors of The News Corporation Limited recommend the payment on 26 October, 2004 of a final fully franked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 17 September, 2004, the entitlement date for the final dividend. The final dividend has not been provided for in the attached financial statements in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2004. A discount of 10% will apply to the weighted average market price of the ordinary and preferred limited voting ordinary shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

b) On 30 April, 2004 an interim unfranked dividend, in respect of profits for the year ended 30 June, 2004 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $176 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

c) On 15 October, 2003 a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $153 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

d) Unfranked dividends were paid on the outstanding perpetual preference shares during the year amounting to $38 million.

Review of Operations

A review of the operations of the Group during the financial year and of the results of those operations is detailed in the front section of this Annual Report.

State of Affairs of the Group during the Financial Year

The Directors are not aware of any significant change in the state of affairs of the Group that occurred during the financial year which has not been covered elsewhere in this Annual Report.

Likely Developments

In April 2004, the Group announced that it would pursue a reorganisation that would change the Group's place of incorporation from Australia to the United States. In connection with this reorganisation, the Group would acquire from the Murdoch Interests the approximate 58% interest in Queensland Press Pty Ltd. ("QPL") not already owned by the Group through the acquisition of the Cruden Group of companies. The Murdoch Interests are certain trusts, the beneficiaries of which include Mr. Rupert Murdoch, members of his family and certain charities.The proposal is subject to the approval of shareholders, option holders and the Australian Federal Court and regulatory approval. If approved, the transaction is expected to be completed by the end of this calendar year. Further details on the proposal are included at Note 10 to the Concise Financial Report.

Other than matters referred to in this report, the Directors have no reference to make as to likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the Directors, any further disclosure would prejudice the interest of the Group.

Environmental Regulations

The Group's operations are subject to various environmental regulations in the countries in which it has a presence.

In Australia, the Group has established an environmental management system in each jurisdiction, which monitors compliance with existing environmental regulations and new regulations as they are enacted. The management system includes procedures to be followed should an incident occur which adversely impacts the environment. The Group's operations hold all relevant environmental licences and permits and have implemented monitoring procedures to ensure that it complies with licence conditions.

The Directors are not aware of any breaches of any legislation during the financial year which are material in nature.

Subsequent Events

Other than items disclosed in the financial statements, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in the financial years subsequent to the current financial year.

Directors' and Senior Executives' Remuneration

Non-executive Directors

Fees paid to Non-executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Effective as of 1 July, 2003 Non-executive Directors receive an annual retainer of $175,512 (US$125,000) with each director investing $56,164 (US$40,000) of this retainer in the Company's stock through a deferred stock unit account. Audit Committee members receive an additional $21,061 (US$15,000) per year, Compensation Committee members an additional $8,425 (US$6,000) per year and Nominating and Corporate Governance Committee members an additional $8,425 (US$6,000) per year with the Audit Committee Chairman receiving an additional $14,041 (US$10,000) per year and Compensation and Nominating and Corporate Governance Committee Chairmen to receive an additional $7,020 (US$5,000) annually.

Because the focus of the Board is on the long-term direction of the Group, there is no direct link between Non-executive Director remuneration and the short-term results of the Group.

Executive Directors

The broad remuneration policy is to ensure each compensation package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. As the Group operates in a highly competitive environment and continually seeks to improve value for shareholders, it is imperative that remuneration levels are set to be among the leaders of major multinational corporations, in the appropriate markets.

Directors' fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining remuneration provided as part of the normal employment conditions.

Directors and Senior Executives' Remuneration (Continued)

The table below sets out the primary benefit, which is fees, and other amounts paid by the Group to Non-executive Directors of the Group for the year ended 30 June, 2004:

Directors:	Fees (5) US$000	Pension (6) US$000	Equity/ Options (7) US$000
Non-executive			
P Barnes (2)	29	2	
G C Bible	136		6
K E Cowley AO	131		6
V Dinh (2)	26		
R I Eddington	137		6
J A M Errko KBE (3)	43		6
A S B Knight	170		6
G J Kraehe	125	8	6
T J Perkins	146		6
S S Shuman	150		6
J L Thornton (4)			

The table below sets out the primary benefits, which includes salaries and bonuses, and other amounts paid by the Group to Executive Directors and the five officers receiving the highest emoluments, of the Group, for the year ended 30 June, 2004:

Directors: (1)	Salary US$000	Bonuses (8) US$000	Pension US$000	Equity/ Options (7) US$000	Other US$000	Number of Options Granted in Current Year (8)
Executive						
K R Murdoch AC	4,509	12,500	3,502		145	
C Carey (9)	818	1,500	660	6	2,319	
P Chernin	8,296	8,894	434	578	380	
D F DeVoe	2,292	2,797	754	277	20	
L K Murdoch	1,800	2,335	206	196	17	
J R Murdoch (10)	346	750	17	127		
A M Siskind	2,142	1,747	664	277	5	
Officers: (11)						
R Ailes	4,000	3,114	95	515		350,000
J Gianopulos	2,080	2,100	32	468	16	272,400
D Hill	2,034	1,900	36	480	15	311,600
T Rothman	2,080	2,100	26	468	16	272,400
M Stern	1,380	3,500	19	1,000	10	904,800

(1) Respective positions held by Executive Directors are detailed at Note 28 of the Full Financial Report.

(2) Messrs P Barnes and V Dinh joined the Board in April 2004.

(3) Mr. Erkko KBE retired from the Board in October 2003.

(4) Mr. Thornton joined the Board in June 2004.

(5) For Non-executive Directors, includes the value of deferred stock units credited in fiscal 2004.

(6) Amounts represent compulsory contributions to the pension plan for Australian directors.

(7) These options are valued at grant date using the Black-Scholes Option Pricing Model and were granted under the Group's executive share option plan described in the Full Financial Report Note 23. Pursuant to guidelines issued on 1 July, 2003 by ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during a fiscal year. In fiscal years prior to 2003, 100% of the value of options granted was disclosed as

emoluments in the year of grant. ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being 4 years from the date of grant. Accordingly, the value of emolument recorded in the remuneration table above for executive and non-executive directors represents only the vested portion of the full option value for options granted during the fiscal 2003 and 2004 financial years. No options were granted to directors in fiscal 2004.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003, and previously disclosed as emoluments in prior years, that vest in the current year.

	US$000		US$000
Non-executive Directors		*Executive Directors*	
G C Bible	18	K R Murdoch AC	
K E Cowley AO	18	C Carey	207
R I Eddington	18	P Chernin	1,675
J A M Erkko KBE	18	D F DeVoe	415
A S B Knight	18	J R Murdoch	617
G J Kraehe	7	L K Murdoch	374
T J Perkins	18	A M Siskind	415
S S Shuman	18		
		Officers	
		R Ailes	443
		J Gianopulos	760
		D Hill	325
		T Rothman	784
		M Stern	1,293

(8) All options are over preferred limited voting shares were granted during the financial year. The exercise price of all grants to Officers (including 404,800 of Mr Stern's grant) is $9.89 and the options expire on 9 August, 2013 for each Officer. Additionally, the exercise price of 500,000 of options granted to Mr Stern is $9.96 and the options expire on 1 January, 2014. For Executive Directors (excluding Messrs C Carey and J R Murdoch), includes the value of cash stock appreciation rights granted over their vesting period, being 4 years from date of grant.

(9) Mr. C Carey resigned from his position in the Group in January 2004. Subsequent to his resignation, Mr. C Carey continued his appointment as a Director. Concurrent with his resignation, Mr. C Carey received compensation totalling US$2,319,000 which is included in Other amounts.

(10) Mr. J R Murdoch resigned his executive position and his directorship in November 2003.

(11) Each Officer is a "Specified Executive" under AASB 1046, "Director and Executive Disclosures by Disclosing Entities".

Directors' Interests and Benefits

Information on Directors' Shareholdings as at the date of this report is contained in the Full Financial Report Note 28.

Share Options

Details of the share options are disclosed in the Full Financial Report Note 28.

The options carry no right to participate in any other share issue and no options have been exercised by a Director, except as noted in the Full Financial Report Note 28.

Indemnification of Directors

To the extent permitted by law, the Group has indemnified (fully insured) each Director, principal executive officer and secretary of the Group against any liability that may arise as a result of work performed in their respective capacities.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses insurance contracts as such disclosure is prohibited under the terms of the contract.

Rounding of Amounts

The parent entity is a company of the kind specified in ASIC class order 98/0100. In accordance with that class order, amounts in this report and the accompanying Concise Financial Report have been rounded off to the nearest million dollars unless specifically stated to be otherwise.

This report is signed in accordance with a resolution of Directors.

K R Murdoch AC

Director

D F DeVoe

Director

12 August, 2004

Discussion and Analysis of the Financial Statements

for the year ended 30 June, 2004

Statement of Financial Performance

Operating income for the year ended 30 June, 2004 was $4.3 billion, which was consistent with the previous year. The Group's results have been impacted by the decline of the US dollar which materially impacted the Group's conversion of the results of its US operations into Australian dollars. In US dollars, operating income increased 21% over the prior year from US$2,532 million to US$3,064 million. This result was driven by improved performances across most of the Group's segments.

The strong performance of the Filmed Entertainment segment was primarily driven by the worldwide home entertainment and pay-TV performances of *X-2: X-Men United, 28 Days Later, Daredevil, Drumline, Just Married, Phone Booth* and various catalogue titles combined with several successful theatrical releases during the year including *The League of Extraordinary Gentlemen* and *Cheaper By the Dozen.*

The Television segment saw operating income decline to $1,344 million from $1,459 million but in US dollars the Television segment operating income increased 12% primarily reflecting earnings improvement at the FOX Broadcasting Company and Fox Television Stations, and higher contributions from STAR.

The success of the Cable Network Programming segment reflects continued revenue growth across all of the Group's primary cable television channels, and the absence of losses from the Los Angeles Dodgers, which was sold during the third quarter.

The Direct Broadcast Satellite Television segment reflects the SKY Italia results since its consolidation on 30 April, 2003. For the full year, SKY Italia reported an operating loss of $376 million as compared to a loss of $104 million for the two months in the prior year, while increasing its subscriber base to nearly 2.7 million. Over 90% of the new subscribers during the year opted for a premium-programming tier including movies and/or sports programming.

The Magazine and Inserts segment operating income decreased to $381 million from $438 million but in US dollars the Magazine and Inserts segment operating income increased 6% reflecting higher contributions from the free-standing inserts division resulting principally from higher demand for packaged goods and custom publishing pages.

During fiscal 2004, the Group's Newspapers segment operating income increased to $831 million from $686 million in the prior year. In the U.K., the increase in operating income was primarily from circulation revenue growth which was achieved across all titles, with the largest increase at *The Sun* where reduced cover price initiatives a year ago adversely affected results. The U.K newspaper group experienced a 7% advertising growth for the fiscal year, primarily from *The Sun* with higher volumes on display and classified advertising. In Australia, display and classified advertising achieved strong growth throughout the year with ongoing strength in national display together with real estate, retail and employment advertising.

The Book Publishing segment reported operating income of $221 million which was consistent with the prior year. In US dollars the Book Publishing segment operating income increased by 19% from fiscal 2003 and was driven by solid performances around the world, highlighted by blockbuster sales of Zondervan's *The Purpose Driven Life* by Rick Warren.

In the year ended 30 June, 2004, associated entities generated income of $322 million compared to a loss of $89 million in the previous year. The improved net profit in 2004 primarily reflects increased contributions from British Sky Broadcasting Group plc ("BSkyB") due to continued subscriber growth, the absence of Stream's losses in the current year following its consolidation on 30 April, 2003 and favourable results from Regional Programming Partners primarily due to the income recognised from the termination of a sports broadcast rights agreement. These favourable results were partially offset by the inclusion of losses relating to the Group's investment in The DIRECTV Group, which was acquired at the end of December 2003.

The Group recorded a net loss from Other items before tax of $26 million in 2004. This amount principally reflects the loss on the sale of the Los Angeles Dodgers offset by the gain on the sale of the shares in SKY PerfecTV!. The net profit attributable to members of the parent entity was $2.3 billion (2003 $1.8 billion).

Statement of Financial Position

Total assets as at 30 June, 2004 increased $6.0 billion from the prior year to $73.7 billion. The major changes occurred in the following:

- Investments in associated entities increased by $9.4 billion, primarily reflecting the acquisition of DIRECTV for $9.3 billion (being cash of $4.2 billion and shares issued of $5.1 billion).
- The reduction in other investments is primarily due to the sale of the shares in SKY PerfecTV! during the year and the return of capital invested in the form of a special dividend from Monarchy Enterprises Holdings B.V.
- The reduction in publishing rights, titles and television licences primarily reflect the decline of the US dollar and the sale of the Los Angeles Dodgers.
- The reduction in property, plant and equipment is due to depreciation exceeding capital expenditures, the sale of the Los Angeles Dodgers and the decline of the US dollar.
- Total liabilities as at 30 June, 2004 declined $0.8 billion from the prior year to $28.2 billion. The major changes occurred in the following:
    - Interest bearing liabilities were consistent with the prior year with $1.0 billion in New Millennium debt reclassified from outside equity interest being offset by net debt repayments of $0.5 billion and the decline of the US dollar.
    - The reduction in total payables of $1.2 billion primarily reflects the decline of the US dollar, $0.4 billion reduction in payables relating to sports and other television program rights and various other movements.

Statement of Cash Flows

Overall cash decreased by $0.9 billion due to the following:

- Cash provided by operating activities was $3.4 billion primarily due to operating profit before depreciation of $3.2 billion.
- Cash used in investing activities was $4.3 billion. Net investment spending was $5.1 billion, reflecting cash paid for DIRECTV of $4.2 billion, businesses acquired of $0.3 billion as well as continued investments into various cable and pay television channels and platforms worldwide. Capital expenditures amounted to $0.5 billion. These were offset by $1.2 billion in proceeds from disposal of non current assets, the most significant of which were the sale of the LA Dodgers, the sale of the Staples Center investment and the sale of shares in SKY PerfecTV!.
- Cash provided by financing activities was $0.2 billion. Net long term debt repayments of $0.5 billion and dividend payments of $0.3 billion were offset by a reduction in cash on deposit of $0.2 billion and proceeds from issuance of shares of $0.8 billion, of which $0.7 billion related to exercise of Liberty Media's share options in October 2003.

Statement of Financial Performance

for the year ended 30 June, 2004

	Note	Consolidated 2004	2003	2002
		A$ million (except per share amounts)		
Sales revenue	2	29,428	29,913	29,014
Operating expenses	2	(25,126)	(25,561)	(25,472)
Operating income	2	4,302	4,352	3,542
Net profit (loss) from associated entities	5	322	(89)	(1,434)
Borrowing costs		(845)	(1,000)	(1,291)
Investment income		215	209	291
Net borrowing costs		(630)	(791)	(1,000)
Exchangeable securities expense		(113)	(94)	(93)
Other revenues before income tax	6	1,484	679	5,627
Other expenses before income tax	6	(1,510)	(1,057)	(17,601)
Profit (loss) from ordinary activities before income tax		3,855	3,000	(10,959)
Income tax (expense) benefit on				
Ordinary activities before other items		(1,246)	(989)	(640)
Other items	6	(1)	215	(15)
Net income tax expense		(1,247)	(774)	(655)
Net profit (loss) from ordinary activities after income tax		2,608	2,226	(11,614)
Net profit attributable to outside equity interests	3	(296)	(418)	(348)
Net profit (loss) attributable to members of the parent entity		2,312	1,808	(11,962)
Net exchange losses recognised directly in equity		(389)	(4,064)	(3,021)
Items recognised directly in equity	7		152	(267)
Total change in equity other than those resulting from transactions with owners as owners		1,923	(2,104)	(15,250)
Basic earnings per share on net profit (loss) attributable to members of the parent entity				
Ordinary shares		$0.368	$0.307	$(2.170)
Preferred limited voting ordinary shares		$0.442	$0.368	$(2.604)
Ordinary and preferred limited voting ordinary shares		$0.415	$0.344	$(2.431)
Diluted earnings per share on net profit (loss) attributable to members of the parent entity				
Ordinary shares		$0.364	$0.305	$(2.170)
Preferred limited voting ordinary shares		$0.437	$0.366	$(2.604)
Ordinary and preferred limited voting ordinary shares		$0.411	$0.342	$(2.431)

The Statement of Financial Performance is to be read in conjunction with the accompanying notes.

48

Statement of Financial Position

as at 30 June, 2004

	Consolidated 2004	2003
	A$ million	
Assets		
Current Assets		
Cash	5,805	6,746
Cash on deposit	412	
Receivables	6,039	5,701
Inventories	2,193	1,931
Other	563	483
Total Current Assets	15,012	14,861
Non-Current Assets		
Cash on deposit		698
Receivables	1,076	1,219
Investments in associated entities	14,971	5,526
Other investments	811	1,195
Inventories	3,824	4,103
Property, plant and equipment	5,565	6,299
Publishing rights, titles and television licences	31,185	32,724
Goodwill	318	377
Other	976	745
Total Non-Current Assets	58,726	52,886
Total Assets	73,738	67,747
Liabilities and Shareholders' Equity		
Current Liabilities		
Interest bearing liabilities	1,553	33
Payables	7,847	8,298
Tax liabilities	705	714
Provisions	332	258
Total Current Liabilities	10,437	9,303
Non-Current Liabilities		
Interest bearing liabilities	10,917	12,396
Payables	2,846	3,545
Tax liabilities	974	666
Provisions	982	1,032
Total Non-Current Liabilities excluding exchangeable securities	15,719	17,639
Exchangeable securities	2,055	2,084
Total Liabilities	28,211	29,026
Shareholders' Equity		
Contributed equity	34,424	28,427
Reserves	2,771	2,760
Retained profits	2,682	1,137
Shareholders' equity attributable to members of the parent entity	39,877	32,324
Outside equity interests in controlled entities	5,650	6,397
Total Shareholders' Equity	45,527	38,721
Total Liabilities and Shareholders' Equity	73,738	67,747

The Statement of Financial Position is to be read in conjunction with the accompanying notes.

10

Statement of Cash Flows

for the year ended 30 June, 2004

	Consolidated 2004	2003	2002
		A$ million	
Operating activity			
Net profit (loss) attributable to members of the parent entity	2,312	1,808	(11,962)
Adjustment for non-cash and non-operating activities:			
Associated entity (profits) losses	(367)	159	314
Distributions from investees	187	35	74
Outside equity interest	314	421	278
Depreciation and amortisation	844	776	749
Other items, net	54	90	13,179
Change in financial position:			
Receivables	(480)	(559)	(51)
Inventories	(459)	(206)	515
Payables	465	(657)	(396)
Tax liabilities and provisions	562	616	378
Cash provided by operating activity	3,432	2,483	3,078
Investing and other activity			
Property, plant and equipment	(517)	(551)	(505)
Acquisitions, net of cash acquired	(289)	(644)	(1,770)
Investments in associated entities	(4,639)	(794)	(942)
Other investments	(130)	(145)	(667)
Repayment of loan by an associate		170	
Proceeds from sale of non-current assets and business disposals	1,245	167	4,284
Cash (used in) provided by investing activity	(4,330)	(1,797)	400
Financing activity			
Issuance of debt and exchangeable securities	785	3,172	
Repayment of debt and exchangeable securities	(1,351)	(3,673)	(2,181)
Cash on deposit	232	(698)	
Issuance of shares	834	1,927	133
Dividends paid	(289)	(272)	(278)
Other			(7)
Cash provided by (used in) financing activity	211	456	(2,333)
Net (decrease) increase in cash	(687)	1,142	1,145
Opening cash balance	6,746	6,337	5,615
Exchange movement on opening cash balance	(254)	(733)	(423)
Closing cash balance	5,805	6,746	6,337
Gross cash flows from operating activity			
Cash from trading operations			
Receipts	28,946	29,361	28,970
Payments	(24,402)	(25,561)	(24,471)
	4,544	3,800	4,499
Dividend and distribution receipts	199	48	86
Interest receipts	199	207	247
Interest payments	(884)	(1,084)	(1,324)
Income tax payments	(592)	(394)	(337)
Payments on exchangeable securities	(34)	(94)	(93)
Cash provided by operating activity	3,432	2,483	3,078

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

Notes to and forming part of the Concise Financial Report

for the year ended 30 June, 2004

Note 1 Basis of preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and other mandatory professional reporting requirements. The financial statements and specific disclosures have been derived from The News Corporation Limited's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with The News Corporation Limited's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

Dividends payable are recognised when their payment is determined and announced following a meeting of the Board of Directors.

The Group discloses as Other revenues and Other expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group's financial performance for the year. Other revenues and Other expenses related to transactions of the Group's associated entities are included in Net profit (loss) from associated entities. The term Other Items includes both Other revenues and Other expenses.

Where necessary, comparative amounts have been reclassified and repositioned for consistency with current year disclosures.

The Concise Financial Report has been prepared on a basis consistent with the previous year, and in accordance with historical cost conventions.

Note 2 Business segment data

	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
		Consolidated 2004 A$ million									
Sales revenue		7,283	7,059	3,563	2,338	1,375	4,808	1,791	1,211		29,428
Operating expenses		(6,039)	(5,715)	(2,696)	(2,714)	(994)	(3,977)	(1,570)	(1,421)		(25,126)
Operating income		1,244	1,344	867	(376)	381	831	221	(210)		4,302
Net profit (loss) from associated entities before other items	5	(2)	8	111	163		67		20		367
Net borrowing costs										(630)	(630)
Exchangeable securities expense										(113)	(113)
Income tax expense before other items										(1,246)	(1,246)
Outside equity interest before other items	3									(314)	(314)
Profit before other items											2,366
Other revenues before income tax	6	73	100	1,015			9		287		1,484
Other expenses before income tax	6	(2)	(58)	(1,157)	(13)		(45)		(235)		(1,510)
Income tax expense on other items	6									(1)	(1)
Net (loss) profit from associate other items	5		(6)		63		(22)		(80)		(45)
Outside equity interest on other items	3									18	18
Net profit (loss) attributable to members of the parent entity		1,313	1,388	836	(163)	381	840	221	(218)	(2,286)	2,312

Note 2 Business segment data (continued)

	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
		Consolidated 2003 A$ million									
Sales revenue		7,689	8,162	3,891	340	1,583	4,659	1,992	1,597		29,913
Operating expenses		(6,590)	(6,703)	(3,155)	(444)	(1,145)	(3,973)	(1,765)	(1,786)		(25,561)
Operating income		1,099	1,459	736	(104)	438	686	227	(189)		4,352
Net profit (loss) from associated entities before other items	5	13	(33)	40	(279)		70		30		(159)
Net borrowing costs										(791)	(791)
Exchangeable securities expense										(94)	(94)
Income tax expense before other items										(989)	(989)
Outside equity interest before other items	3									(421)	(421)
Profit before other items											1,898
Other revenues before income tax	6		47						632		679
Other expenses before income tax	6		(69)		(21)				(967)		(1,057)
Income tax expense on other items	6									215	215
Net (loss) profit from associate other items	5				(162)		257		(25)		70
Outside equity interest on other items	3									3	3
Net profit (loss) attributable to members of the parent entity		1,112	1,404	776	(566)	438	1,013	227	(519)	(2,077)	1,808

Note 2 Business segment data (continued)

		Consolidated 2002 A$ million									
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,714	8,160	3,569		1,650	4,604	2,059	1,258		29,014
Operating expenses		(6,810)	(7,287)	(3,189)		(1,202)	(3,782)	(1,835)	(1,367)		(25,472)
Operating income		904	873	380		448	822	224	(109)		3,542
Net (loss) profit from associated entities before other items	5	(23)	(97)	(82)	(342)		47		183		(314)
Net borrowing costs										(1,000)	(1,000)
Exchangeable securities expense										(93)	(93)
Income tax expense before other items										(640)	(640)
Outside equity interest before other items	3									(278)	(278)
Profit before other items											1,217
Other revenues before income tax	6			4,234					1,393		5,627
Other expenses before income tax	6		(1,240)	(1,689)					(14,672)		(17,601)
Income tax expense on other items	6									(15)	(15)
Net loss from associate other items	5			(50)	(1,045)		(25)				(1,120)
Outside equity interest on other items	3									(70)	(70)
Net profit (loss) attributable to members of the parent entity		881	(464)	2,793	(1,387)	448	844	224	(13,205)	(2,096)	(11,962)

Note 2 Business segment data (continued)

	Consolidated 2004 A$ million									
	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets										
Investments in associated entities	120	13	2,218	11,124		473		1,023		14,971
Segment assets	6,493	18,721	8,663	3,501	1,648	7,924	2,724	2,065		51,739
Corporate assets									7,028	7,028
Total assets	6,613	18,734	10,881	14,625	1,648	8,397	2,724	3,088	7,028	73,738
Liabilities										
Segment liabilities	3,712	3,006	738	1,312	300	783	546	1,610		12,007
Corporate liabilities									16,204	16,204
Total liabilities	3,712	3,006	738	1,312	300	783	546	1,610	16,204	28,211
Acquisition of property, plant and equipment	42	120	36	123	8	104	11	73		517
Acquisition of other long lived assets		1	8			58		240		307
Depreciation and amortisation	104	136	58	213	7	216	8	102		844
Other non-cash expenses		52	151			38		59		300

Note 2 Business segment data (continued)

	Consolidated 2003 A$ million									
	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets										
Investments in associated entities	99	9	2,585	1,124		590		1,119		5,526
Segment assets	6,468	19,888	9,016	3,559	2,181	7,695	2,927	1,848		53,582
Corporate assets									8,639	8,639
Total assets	6,567	19,897	11,601	4,683	2,181	8,285	2,927	2,967	8,639	67,747
Liabilities										
Segment liabilities	3,618	3,968	807	1,415	483	591	759	1,492		13,133
Corporate liabilities									15,893	15,893
Total liabilities	3,618	3,968	807	1,415	483	591	759	1,492	15,893	29,026
Acquisition of property, plant and equipment	74	132	69	28	3	93	8	144		551
Acquisition of other long lived assets		934		2,024				84		3,042
Depreciation and amortisation	129	177	73	44	11	225	9	108		776
Other non-cash expenses		69		21				821		911

	Consolidated 2004	2003	2002
	A$ million		

Note 3 Outside equity interest

	2004	2003	2002
Outside equity interest before Other items	(314)	(421)	(278)
Outside equity interest on Other items	18	3	(70)
	(296)	(418)	(348)

Note 4 Dividends

Dividends declared and proposed during the year:

Class of Shares	*Dividend per share* *Interim*	*Final*	*Franking*	2004	2003	2002
Ordinary	1.5 cents	1.5 cents	Unfranked	63	63	31
Preferred limited voting ordinary	3.75 cents	3.75 cents	Unfranked	266	241	120
Perpetual preference		(a)	Unfranked	38	47	52
				367	351	203

(a) Adjustable rate cumulative preference dividends as described in Note 23 (b) of the Group's Full Financial Report.

On 15 October, 2003, a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $153 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

On 30 April, 2004, an interim unfranked dividend, in respect of profits for the year ended 30 June, 2004 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $176 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

On 12 August, 2004, the Directors of The News Corporation Limited recommended the payment on 26 October, 2004, of a final fully franked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 17 September, 2004, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2004.

As at 30 June, 2004, following the adoption of the Australian Tax Consolidation legislation, the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting estimated franking credits of $75.7 million to be used in payment of the final franked dividend above, is $1.5 million (2003 $0.2 million, 2002 $0.2 million) on a tax paid basis.

Notes to and forming part of the Concise Financial Report (continued)

for the year ended 30 June, 2004

Note 5 Associated entities

	Consolidated 2004	2003	2002
		A$ million	
The Group's share of the profit (loss) after income tax of its associated entities consist principally of:			
British Sky Broadcasting Group plc (a)	315	132	(51)
Sky Brasil (formerly Net Sat Servicos Ltda)	(52)	(56)	(120)
Innova, S.de R.L de C.V. (Mexico)	(8)	(37)	(92)
FOXTEL	(27)	(15)	(15)
Stream, S.p.A. (b)		(294)	(66)
Queensland Press Limited	42	33	27
Other associated entities	97	78	3
	367	(159)	(314)
Other items after income tax (c)	(45)	70	(1,120)
Net profit (loss) from associated entities	322	(89)	(1,434)
Net profit (loss) from associated entities comprises:			
Attributable to joint venture entities	10	(316)	(126)
Attributable to other associated entities	312	227	(1,308)
Net profit (loss) from associated entities	322	(89)	(1,434)
Net profit (loss) from associated entities comprises:			
Profit (loss) before income tax	549	(62)	(1,388)
Income tax	(227)	(27)	(46)
Net profit (loss) from associated entities	322	(89)	(1,434)

(a) At 30 June, 2002, the Group's investment in British Sky Broadcasting Group plc ("BSkyB") was recorded at zero and as a result the Group ceased to equity account its share of BSkyB's results. In Fiscal 2002, the Group did not record $135 million of its share of BSkyB's losses. Subsequently, the Group recommenced equity accounting its share of BSkyB's results from 11 November, 2002.

(b) In April 2003, the Group acquired a controlling interest in Stream, which concurrently acquired all of the outstanding stock of Telepiu, a majority-owned subsidiary of Vivendi Universal. Both Stream and Telepiu were Digital Broadcasting Satellite Television businesses in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream's results.

(c) Associated entities' Other items for the year ended 30 June, 2004 primarily relate to the Group's share of the write down of certain tax assets and legal settlement costs which were partially offset by the gain on the sale of certain investments by associated entities.

The 2003 Other items primarily reflect the Group's share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group's equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

	Consolidated 2004	2003	2002
		A$ million	

Note 6 Other items

	2004	2003	2002
The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group.			
Disposal of interests in subsidiaries (a)	(142)	504	
Sale of investments (b)	114		
Sale of Fox Family Worldwide (c)			2,323
Sale of Echostar shares (d)			468
Sale of *Outdoor Life* (e)			271
Write down of investment in Gemstar-TV Guide(f)		(551)	(11,138)
Write down of investment in Knowledge Enterprises (g)		(158)	
Early extinguishment of debt (h)	(18)	(143)	(191)
Write down of sports rights (i)			(1,861)
Write down of investment in Stream (j)			(590)
Write down of investment in KirchMedia (k)			(460)
Write down of investment in MediaHighway (l)	(17)		
Dividends income (m)	73		
Office closure costs and other			(40)
Disposal and write down of other non-current assets (n)	(36)	(30)	(756)
	(26)	(378)	(11,974)
Income tax benefit (expense) attributable to Other items	(1)	215	(15)
Other loss after tax	(27)	(163)	(11,989)
Other loss after tax comprises:			
Other revenues before income tax	1,484	679	5,627
Other expenses before income tax	(1,510)	(1,057)	(17,601)
Income tax benefit (expense) attributable to Other items	(1)	215	(15)
	(27)	(163)	(11,989)

(a) On 13 February, 2004, the Group sold the Los Angeles Dodgers ("Dodgers"), together with Dodger Stadium and the team's training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the "McCourt Entities"). The gross consideration for the sale of the Dodgers franchise and real estate assets was $616 million (US$421 million), subject to further adjustment. The consideration at closing was comprised of (i) $329 million (US$225 million) in cash, (ii) a $183 million (US$125 million) two-year note secured by non-team real estate, (iii) a $59 million (US$40 million) four-year note secured by bank letters of credit and (iv) a $45 million (US$31 million) three-year note that is convertible, at the Group's option, into preferred equity in the McCourt Entities if unpaid at maturity. The Group has agreed to remit $73 million (US$50 million) during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments. Pending the final determination of contractual adjustments, the sale has resulted in an estimated loss of $142 million (US$101 million).

In fiscal 2003, primarily relates to the sale by Fox Entertainment Group ("FEG"), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately $1.8 billion (US$1.2 billion). Upon consummation of the offering, in November 2002, the Group's equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain was recorded as Other revenue.

(b) Fiscal 2004 amount primarily relates to Group's August 2003 sale of its entire 8.14% cost investment in SKY Perfect Communications Inc. ("SKY PerfecTV!"). The Group's 182,000 shares of SKY PerfecTV! were sold for total consideration of $249 million . The Group recognised a gain of approximately $116 million on the sale, which is reflected in Other items

Note 6 Other items (continued)

for the year ended 30 June, 2004. In addition, in December 2003, FEG sold its 50% direct ownership interests in SportsChannel Chicago Associates ("SportsChannel Chicago") and SportsChannel Pacific Associates ("SportsChannel Bay Area") (collectively the "SportsChannels") to subsidiaries of Regional Programming Partners ("RPP") for consideration of $215 million (US$150 million). This consideration was paid in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate principal amount of $215 million (US$150 million) and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by FEG. The Group recognised a net gain on the sale of the SportsChannels of $8 million (US$6 million) for the year ended 30 June 2004. Also during fiscal 2004 the Group sold its 40% interest in the Staples Center for aggregate consideration of $188 million (US$128 million). The Group has recorded a loss on the sale of the interest in the Staples Center of approximately $10 million (US$7 million). In connection with the sale of this interest, the Group was released from several guarantees in the aggregate amount of $32 million (US$22.6 million) outstanding at the time of the sale.

(c) In October 2001, a subsidiary of the Group, Fox Broadcasting Company, Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group's interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(d) During fiscal 2002, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and recorded a gain on the sale of $468 million.

(e) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(f) As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide International Inc. ("Gemstar-TV Guide") and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide's share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide's market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(g) In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group's carrying value of its investment in Knowledge Enterprises, Inc. ("Knowledge Enterprises"). The charge was based on Knowledge Enterprises' recent equity rights offering and reflects the estimated recoverable value of this investment.

(h) On 17 May, 2004, News America Incorporated. ("NAI"), a subsidiary of the Group, terminated its remarketing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to its US$150 million aggregate principal amount of the MOPPRS℠ due 2034. As a result of the termination, the MOPPRS℠ were not remarketed and on 21 May, 2004 NAI purchased the 6.703% MOPPRS℠ from the beneficial owners at a price equal to the principal amount plus any accrued and unpaid interest being $7 million (US$5 million). The Group has recognised a loss of approximately $18 million (US$13 million) on the early extinguishment of the MOPPRS℠ which is included within Other items.

Note 6 Other items (continued)

Fiscal 2003 amount primarily relates to the March 2003, purchase of approximately 74% of the Group's outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of $76 million (US$45 million) on the early redemption of 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities ("TOPrS") were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities ("BUCS"). The Group recognised a loss of $64 million (US$37 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

During the fiscal 2002 year, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8% Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million, respectively, due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discounted Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002.

(i) As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group's accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ("NFL") ($753 million), National Association of Stock Car Auto Racing ("NASCAR") ($578 million), Major League Baseball ("MLB") ($437 million) and non-US Cricket programming rights ($93 million).

(j) Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(k) During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognised a charge of $460 million to fully write down its investment in KirchMedia.

(l) During 2004 the Group's majority owned subsidiary, NDS Group plc, acquired the MediaHighway middleware business and certain related licensed patents for a total consideration of $106 million (€60 million) in cash. The Group concluded that certain intangible assets recognised on acquisition were not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly the Group has recorded an impairment charge against these intangibles of $17 million (£6.5 million).

(m) During 2004, the Group received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Group's share of cumulative earnings of the investee of $73 million is reflected within Other items whilst the balance has been reflected as a return of capital within Other investments.

(n) In fiscal 2004, the Group wrote down certain print and cable assets. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems ("PanAmSat") against the Group. In January 2004, the Group and PanAmSat entered into a Confidential Settlement Agreement and Releases ("the Agreement"). The Agreement settled the dispute regarding satellite transponder capacity over India and did not have a material impact on the Group's consolidated financial performance, cash flows or financial position. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement.

Notes to and forming part of the Concise Financial Report (continued)

for the year ended 30 June, 2004

Note 7 Items recognised directly in equity

These items relate to an increase in associated entity reserves in fiscal 2003 of $152 million (2002 $267 million reduction). During 2003 BSkyB issued new equity as consideration for several transactions. These issuances reduced the Group's ownership interest in BSkyB from 36.2% (2002) to 35.4% (2003). In accordance with AASB 1016 "Accounting for Investments in Associates", in the year to 30 June, 2002, the Group recorded a decrease in its investment and a corresponding decrease in reserves of $240 million. In the year to 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

Note 8 Retained profits

	Consolidated 2004	Consolidated 2003
	A$ million	A$ million
Retained profits at the beginning of the financial year	1,137	1
Net profit attributable to members of the parent entity	2,312	1,808
Dividends provided for or paid	(367)	(351)
Aggregate amount transferred to reserves	(400)	(321)
Retained profits at the end of the financial year	2,682	1,137

Dividends on ordinary and preferred limited voting ordinary shares are paid out of the retained profits of the parent entity, The News Corporation Limited. The parent entity has retained profits as at 30 June, 2004 of $19.7 billion (2003 $17.8 billion).

Note 9 Hughes Transaction

On 22 December, 2003, the Group acquired a 34% interest in Hughes Electronics Corporation ("Hughes") for total consideration of approximately $9.3 billion (US$6.8 billion). General Motors Corporation ("GM") sold its 19.8 % interest in Hughes to the Group in exchange for approximately $4.2 billion (US$3.1 billion) in cash, and 28.6 million American Depositary Shares, each representing four News Corporation preferred limited voting ordinary shares ("News Corporation Preferred ADSs"), valued at approximately $1.1 billion (US$0.8 billion). The Group acquired 14.2% of Hughes from the former GM Class H common stockholders in exchange for approximately 102.1 million News Corporation Preferred ADSs valued at $4.0 billion (US$2.9 billion). Immediately following the acquisition, the Group transferred its entire 34% interest in Hughes to Fox Entertainment Group, Inc. ("FEG") in exchange for two promissory notes totalling $6.2 billion (US$4.5 billion) and approximately 74.5 million shares of FEG's Class A common stock valued at $3.1 billion (US$2.3 billion) (the "Exchange"). The issuance of approximately 74.5 million shares of FEG's Class A common stock to the Group increased its equity interest in FEG from approximately 80.6% to approximately 82% while its voting power remained at approximately 97%. This transfer resulted in the Group recording an increase in Outside equity interests in controlled entities and a corresponding increase in Publishing rights, titles and television licences of approximately $214 million (US$158 million), which is not reflected in the Statement of Cash Flows.

Subsequent to the above transaction, Hughes changed its corporate name to The DIRECTV Group, Inc. ("DTV").

Note 10 Proposal to reincorporate in the United States

In April 2004, the Group announced that it would pursue a reorganisation that would change the Group's place of incorporation from Australia to the United States. In August 2004, the Group announced that a Special Committee of Non-executive Directors and the Board of Directors of the Group have unanimously recommended the proposed reorganisation of the Group.

The proposed reorganisation will be accomplished under Australian law whereby existing holders of the Group's ordinary and preferred shares, including those ordinary shares and preferred limited voting ordinary shares represented by American Depositary Shares ("ADSs"), will have their shares cancelled and receive in exchange shares of voting and non-voting common stock of a newly formed Delaware corporation ("News Corp U.S.") at a one-for-two ratio. In connection with this reorganisation, the Group would acquire from the Murdoch Interests the approximate 58% interest in Queensland Press Pty Ltd. ("QPL") not already owned by the Group through the acquisition of the Cruden Group of companies. The Murdoch Interests are certain trusts, the beneficiaries of which include Mr. Rupert Murdoch, members of his family and certain charities.

The principal assets of the Cruden Group are shares of the Group and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of News Corporation.

The Special Committee retained independent legal counsel, and retained UBS as independent financial adviser, to advise it with respect of the Cruden/QPL transaction and the reincorporation. The Special Committee has unanimously recommended the transactions to the Board. In reaching its recommendation, the Special Committee considered the fairness opinion of UBS Australia with respect to the consideration to be paid by the Group in the Cruden/QPL transaction and financial and market advice given by UBS with respect to the reincorporation.

The proposed reorganisation and the relevant documentation is subject to approval by the Australian Securities and Investments Commission (ASIC) and the Australian Federal Court for approval to convene a meeting of News Corporation's ordinary and preferred shareholders and option holders so that they can formally consider and vote on the proposal.

The Group has appointed Grant Samuel & Associates Pty Ltd as an independent expert to opine on the fairness of the proposed transactions. If approved, the proposed transactions are expected to be completed by the end of this calendar year.

As a result of the reorganisation, News Corp U.S., which will be called "News Corporation", will become the new parent company of the Group. News Corp U.S. will have a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange.

The Special Committee, advised by UBS, and the Murdoch Interests have agreed to a valuation of $2.95 billion for the entire QPL publishing business, less the net debt of QPL which is estimated to be approximately $488 million at closing plus $21.5 million which is the market value of QPL's non-publishing assets. The Murdoch Interests will receive voting common stock in News Corp U.S. in exchange for the value of their 58% pro rata ownership of the QPL publishing business, net of debt, based on the average closing price of the shares of the Group on the Australian Stock Exchange for the five trading days ending on 15 July, 2004 ($12.13 per ordinary share and $11.35 per preferred share). In exchange for the Group shares owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, the Murdoch Interests will receive shares of News Corp U.S. in the same exchange ratio as all other holders of Group shares in the reorganisation. The shares of News Corp U.S. non-voting stock that the Murdoch Interests receive will be reduced by the number of shares equal in value to the net debt of the Cruden Group which is being assumed by the Group in the transaction, which is estimated to be $327 million at closing. After the transactions are completed, the Murdoch Interests will own approximately 29.47% of the voting shares of News Corp U.S., which is slightly less than the 29.86% of the voting shares of the Group that the Murdoch Interests currently control.

Note 11 Subsequent events

In May 2004, the Group ended the transfer term under the New Millennium II film funding agreement and will no longer draw any borrowings under the Facility. In accordance with the terms of the termination, the Group will retire $912 million (US$636 million) of the Facility in fiscal 2005 and $33 million (US$23 million) in fiscal 2006. In July 2004, the Group retired $538 million (US$375 million) of the amount due in fiscal 2005 with $374 million (US$261 million) remaining to be retired in fiscal 2005.

In July 2004, the Group paid $411 million (€236 million) to retire the remaining 5.625% Guaranteed Notes due 2004 (the "Eurobonds"). The Eurobonds repayment included principal of $390 million (€224 million) and accrued interest of $21 million (€12 million). The Eurobonds and New Millennium II agreement are described in further detail in Note 19 of the Group's Full Financial Report.

In July 2004, the Group guaranteed the obligations of Sky Brasil, an associated entity of the Group, under a $301 million (US$210 million) credit agreement with JP Morgan Chase Bank and Citibank N.A.

Note 12 International Financial Reporting Standards

For reporting periods beginning on or after 1 January, 2005, all entities preparing general purpose financial reports under the Corporations Act 2001 will be required to adopt Australian equivalents to International Financial Reporting Standards ("IFRS"). Presently, the adoption of IFRS would be first reflected in the Group's financial statements for the half-year ending 31 December, 2005 and year ending 30 June, 2006. The extent of the impact of IFRS on the Group's financial reporting requirements will be impacted by the outcome of plans to change the Company's place of incorporation to the United States by the end of calendar 2004 (refer Note 10).

Adoption of IFRS could have a material impact on the Group's financial position and reported financial performance. Whilst it is not possible to quantify the impact of adopting IFRS at this time, key differences in accounting policies that are expected to arise from adopting Australian equivalents to IFRS are as follows:

Intangible assets
Prior to 30 June, 1991, certain Publishing rights, titles and television licences were revalued in excess of cost based on their fair values as determined by directors. In addition, certain amounts recorded within Publishing rights, titles and television licences have been recognised other than through acquisition. On transition to IFRS, these amounts would be required to be derecognised against opening retained earnings.

Income tax
The Group currently applies an income statement approach for tax effect accounting. IFRS requires a balance sheet approach under which temporary differences are identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. Deferred taxes for fair value adjustments arising from business combinations will need to be provided and will affect the determination of goodwill on future acquisitions.

Employee benefits
Under IFRS, the Group will be required to recognise the net surplus or deficit between plan assets and accrued benefits in its sponsored defined benefit superannuation plans in the Statement of Financial Position with movements in the net position of each plan recognised in the Statement of Financial Performance each year. Currently, the Group recognises pension costs at the required level of contributions made or an actuarially determined amount.

In addition, a remuneration expense will be recognised for share-based compensation provided to employees in respect of services rendered. No cost is currently recorded for options issued to employees under the Group's various share option arrangements.

Investments
Non-associate investments are currently recorded at cost. Under IFRS, such investments are to be carried at fair value with changes in value recorded as a movement in equity, unless fair value cannot be reliably determined.

Financial instruments
There is no existing Australian standard dealing with the recognition and measurement of financial instruments. Under IFRS, certain derivatives and embedded derivative contracts will be required to be recorded at fair value with changes in value being recorded through the profit and loss.

Directors' Declaration

for the year ended 30 June, 2004

The Directors of The News Corporation Limited declare that:

a) the Concise Financial Report set out on pages 60 to 79 complies with Accounting Standard AASB 1039 "Concise Financial Reports"; and

b) has been derived from and is consistent with the Full Financial Report for the financial year.

This declaration is made in accordance with a resolution of Directors.

K R Murdoch AC

Director

D F DeVoe

Director

12 August, 2004

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent audit report to the members of The News Corporation Limited

Matters relating to the Electronic Presentation of the Audited Concise Financial Report

This audit report relates to the concise financial report of The News Corporation Limited ("the parent entity") for the year ended 30 June 2004 included on the parent entity's web site. The parent entity's directors are responsible for the integrity of the parent entity's web site. We have not been engaged to report on the integrity of the parent entity's web site. The audit report refers only to the statements named below. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited concise financial report to confirm the information included in the audited concise financial report presented on this web site.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2004. The consolidated entity comprises both the parent entity and the entities it controlled during the year.

The directors of the parent entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the parent entity. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the parent entity for the year ended 30 June 2004. Our audit report on the full financial report was signed on 27 August 2004, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the parent entity, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of The News Corporation Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

Ernst & Young

C N Westworth
Partner
Sydney
27 August, 2004

Shareholder Information

for the year ended 30 June, 2004

Corporate Ownership – Ordinary Shares

Number of Ordinary Shareholders	64,681
Voting rights	
On show of hands – one vote for each member	
On poll – one vote for each share held	

Distribution of shareholding

1-1,000	39,376
1,001-5,000	20,699
5,001-10,000	2,591
10,001-100,000	1,783
100,001 and over	232
Holding less than a marketable parcel	3,167

Top twenty shareholders as at 12 August, 2004

Cruden Investments Pty Limited and controlled entities	626,966,242
Citicorp Nominees Pty Limited	598,065,003
Westpac Custodian Nominees Limited	170,451,885
JP Morgan Nominees Australia Limited	169,314,475
National Nominees Limited	154,328,405
ANZ Nominees Limited	63,672,664
RBC Global Services Australia Nominees Pty Limited	28,255,047
Cogent Nominees Pty Limited	25,715,021
Queensland Investment Corporation	16,818,600
HSBC Custody Nominees (Australia) Limited	13,894,119
AMP Life Limited	11,790,008
Bond Street Custodians Limited	5,877,357
IAG Nominees Pty Limited	5,794,741
Government Superannuation Office	3,825,626
PSS Board	3,236,339
Australian Foundation Investment Company Limited	3,140,578
Equity Trustees Limited	2,942,483
Invia Custodian Pty Limited	2,938,617
Suncorp Custodian Services Pty Limited	2,758,960
CSS Board	2,665,420
	1,912,451,590

Percentage of issued ordinary shares held by twenty largest holders	91.07%

Substantial Shareholders

Cruden Investments Pty Limited and controlled entities	626,966,242
Citicorp Inc.	224,121,753
Liberty Media Corporation	192,000,000
FMR Corporation	151,126,337

Shareholder Information (continued)

for the year ended 30 June, 2004

Corporate Ownership – Preferred Limited Voting Ordinary Shares

Number of Preferred Limited Voting Ordinary Shareholders	18,907

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects right attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

Distribution of shareholding

1-1,000	10,295
1,001-5,000	6,542
5,001-10,000	1,088
10,001-100,000	796
100,001 and over	186
Holding less than a marketable parcel	1,213

Top twenty shareholders as at 12 August, 2004

Citicorp Nominees Pty Limited	2,481,574,827
JP Morgan Nominees Australia Limited	361,339,703
Cruden Investments Pty Limited and controlled entities	217,187,778
National Nominees Limited	204,481,509
Westpac Custodian Nominees Limited	187,857,265
RBC Global Services Australia Nominees Pty Limited	57,132,891
Cogent Nominees Pty Limited	44,504,442
Queensland Investment Corporation	42,917,629
ANZ Nominees Limited	40,873,985
AMP Life Limited	31,770,211
HSBC Custody Nominees (Australia) Limited	17,389,953
IAG Nominees Pty Limited	12,181,591
Warnford Nominees Pty Limited	11,583,759
Government Superannuation Office	10,583,461
Victorian Workcover Authority	7,476,966
Transport Accident Commission	6,087,391
Suncorp Custodian Services Pty Limited	5,932,754
Bond Street Custodians Limited	5,846,806
Ogier Trustee Limited	5,618,978
PSS Board	5,495,411
	3,757,837,310

Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders	97.10%

Head Office
2 Holt Street
Sydney NSW 2010
Australia

Registered Office
121 King William Street
Adelaide SA 5000
Australia

Board of Directors and Executive Management Committee

Directors

K. Rupert Murdoch
Chairman and Chief Executive
News Corporation

Peter Barnes
President
Winemakers' Federation of Australia

Geoffrey C. Bible
Chairman
Wagga Enterprises

Chase Carey
President and Chief Executive Officer
The DIRECTV Group, Inc.

Peter Chernin
President and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
Independent Newspapers Limited

David F. DeVoe
Chief Financial Officer
News Corporation

Viet Dinh
Professor of Law
Georgetown University

Rod Eddington
Chief Executive
British Airways

Andrew S.B. Knight
Director
Rothschild Investment Trust C.P.

Lachlan Murdoch
Deputy Chief Operating Officer
News Corporation

Thomas J. Perkins
Partner
Kleiner, Perkins, Caulfield & Byers

Stanley S. Shuman
Managing Director
Allen & Company LLC

Arthur M. Siskind
Group General Counsel
News Corporation

John L. Thornton
Professor of Global Leadership
Tsinghua University of Beijing

Executive Management Committee

K. Rupert Murdoch
Chairman and Chief Executive
News Corporation

Paul Carlucci
Chairman and Chief Executive Officer
News America Marketing

Peter Chernin
President and Chief Operating Officer
News Corporation

David F. DeVoe
Chief Financial Officer
News Corporation

Anthea Disney
Executive Vice President, Content
News Corporation

Jane Friedman
President and Chief Executive Officer
HarperCollins

James Gianopulos
Chairman
Fox Filmed Entertainment

Gary Ginsberg
Executive Vice President,
Investor Relations &
Corporate Communications
News Corporation

John Hartigan
Chief Executive Officer
News Limited

David Hill
Chairman and Chief Executive Officer
Fox Sports Television Group

Les Hinton
Executive Chairman
News International

Lachlan Murdoch
Deputy Chief Operating Officer
News Corporation

Abe Peled
Chief Executive Officer
NDS

Martin Pompadur
Executive Vice President
News Corporation

Thomas Rothman
Chairman
Fox Filmed Entertainment

Arthur Siskind
Group General Counsel
News Corporation

FILMED ENTERTAINMENT

TELEVISION

Cable Network Programming

Direct Broadcast Satellite Television

Newspapers

MAGAZINES & INSERTS

BOOK PUBLISHING

News Corporation

NEWS CORPORATION ANNUAL REPORT 2004

EXHIBIT B

News Corporation

FULL FINANCIAL REPORT 2004


THE AUSTRALIAN
SADDAM CAPTURED
THE SUNDAY TIMES
RICK WARREN
THE PURPOSE DRIVEN
sky

Index

THE NEWS CORPORATION LIMITED FULL FINANCIAL REPORT 2004

The Directors' Report is on page 52 of the Annual Report.

Statement of Financial Performance

for the year ended 30 June, 2004

		Consolidated		
		2004	2003	2002
	Note	A$ million (except per share amounts)		
Sales revenue	2,3	29,428	29,913	29,014
Operating expenses	2	(25,126)	(25,561)	(25,472)
Operating income	2	4,302	4,352	3,542
Net profit (loss) from associated entities	5	322	(89)	(1,434)
Borrowing costs	4	(845)	(1,000)	(1,291)
Investment income	4	215	209	291
Net borrowing costs		(630)	(791)	(1,000)
Exchangeable securities expense	4	(113)	(94)	(93)
Other revenues before income tax	6	1,484	679	5,627
Other expenses before income tax	6	(1,510)	(1,057)	(17,601)
Profit (loss) from ordinary activities before income tax		3,855	3,000	(10,959)
Income tax (expense) benefit on				
Ordinary activities before other items		(1,246)	(989)	(640)
Other items	6	(1)	215	(15)
Net income tax expense	7	(1,247)	(774)	(655)
Net profit (loss) from ordinary activities after income tax		2,608	2,226	(11,614)
Net profit attributable to outside equity interests	8	(296)	(418)	(348)
Net profit (loss) attributable to members of the parent entity		2,312	1,808	(11,962)
Net exchange losses recognised directly in equity		(389)	(4,064)	(3,021)
Items recognised directly in equity			152	(267)
Total change in equity other than those resulting from transactions with owners as owners		1,923	(2,104)	(15,250)
Basic earnings per share on net profit (loss) attributable to members of the parent entity				
Ordinary shares	10	$0.368	$0.307	$(2.170)
Preferred limited voting ordinary shares	10	$0.442	$0.368	$(2.604)
Ordinary and preferred limited voting ordinary shares	10	$0.415	$0.344	$(2.431)
Diluted earnings per share on net profit (loss) attributable to members of the parent entity				
Ordinary shares	10	$0.364	$0.305	$(2.170)
Preferred limited voting ordinary shares	10	$0.437	$0.366	$(2.604)
Ordinary and preferred limited voting ordinary shares	10	$0.411	$0.342	$(2.431)

The Statement of Financial Performance is to be read in conjunction with the accompanying notes.

Statement of Financial Position

as at 30 June, 2004

	Note	Consolidated 2004	2003
		A$ million	
Assets			
Current Assets			
Cash	11	5,805	6,746
Cash on deposit	11	412	
Receivables	12	6,039	5,701
Inventories	13	2,193	1,931
Other	14	563	483
Total Current Assets		15,012	14,861
Non-Current Assets			
Cash on deposit	11		698
Receivables	12	1,076	1,219
Investments in associated entities	15	14,971	5,526
Other investments	15	811	1,195
Inventories	13	3,824	4,103
Property, plant and equipment	16	5,565	6,299
Publishing rights, titles and television licences	17	31,185	32,724
Goodwill	18	318	377
Other	14	976	745
Total Non-Current Assets		58,726	52,886
Total Assets		73,738	67,747
Liabilities and Shareholders' Equity			
Current Liabilities			
Interest bearing liabilities	19	1,553	33
Payables	20	7,847	8,298
Tax liabilities	20	705	714
Provisions	20	332	258
Total Current Liabilities		10,437	9,303
Non-Current Liabilities			
Interest bearing liabilities	19	10,917	12,396
Payables	21	2,846	3,545
Tax liabilities	21	974	666
Provisions	21	982	1,032
Total Non-Current Liabilities excluding exchangeable securities		15,719	17,639
Exchangeable securities	22	2,055	2,084
Total Liabilities		28,211	29,026
Shareholders' Equity			
Contributed equity	23	34,424	28,427
Reserves		2,771	2,760
Retained profits		2,682	1,137
Shareholders' equity attributable to members of the parent entity		39,877	32,324
Outside equity interests in controlled entities		5,650	6,397
Total Shareholders' Equity		45,527	38,721
Total Liabilities and Shareholders' Equity		73,738	67,747
Contingent liabilities	24		
Commitments	25		

The Statement of Financial Position is to be read in conjunction with the Statement of Shareholders' Equity and the accompanying notes.

Statement of Cash Flows

for the year ended 30 June, 2004

	Note	Consolidated 2004	2003	2002
			A$ million	
Operating activity				
Net profit (loss) attributable to members of the parent entity		2,312	1,808	(11,962)
Adjustment for non-cash and non-operating activities:				
Associated entity (profits) losses		(367)	159	314
Distributions from investees		187	35	74
Outside equity interest		314	421	278
Depreciation and amortisation		844	776	749
Other items, net		54	90	13,179
Change in financial position:				
Receivables		(480)	(559)	(51)
Inventories		(459)	(206)	515
Payables		465	(657)	(396)
Tax liabilities and provisions		562	616	378
Cash provided by operating activity		3,432	2,483	3,078
Investing and other activity				
Property, plant and equipment		(517)	(551)	(505)
Acquisitions, net of cash acquired	29	(289)	(644)	(1,770)
Investments in associated entities		(4,639)	(794)	(942)
Other investments		(130)	(145)	(667)
Repayment of loan by an associate			170	
Proceeds from sale of non-current assets and business disposals		1,245	167	4,284
Cash (used in) provided by investing activity		(4,330)	(1,797)	400
Financing activity				
Issuance of debt and exchangeable securities		785	3,172	
Repayment of debt and exchangeable securities		(1,351)	(3,673)	(2,181)
Cash on deposit		232	(698)	
Issuance of shares		834	1,927	133
Dividends paid		(289)	(272)	(278)
Other				(7)
Cash provided by (used in) financing activity		211	456	(2,333)
Net (decrease) increase in cash		(687)	1,142	1,145
Opening cash balance		6,746	6,337	5,615
Exchange movement on opening cash balance		(254)	(733)	(423)
Closing cash balance	11	5,805	6,746	6,337
Gross cash flows from operating activity				
Cash from trading operations				
Receipts		28,946	29,361	28,970
Payments		(24,402)	(25,561)	(24,471)
		4,544	3,800	4,499
Dividend and distribution receipts		199	48	86
Interest receipts		199	207	247
Interest payments		(884)	(1,084)	(1,324)
Income tax payments		(592)	(394)	(337)
Payments on exchangeable securities		(34)	(94)	(93)
Cash provided by operating activity		3,432	2,483	3,078

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

Statement of Shareholders' Equity

for the year ended 30 June, 2004

	Consolidated A$ million								
	Contributed Equity			Reserves			Retained Profits	Outside equity interests in controlled entities	Total
	Ordinary Share Capital	Preferred Limited Voting Share Capital	Perpetual Preference Share Capital	Asset Revaluation	Foreign Exchange Fluctuation	Associated Entities			
Balance at 30 June, 2001	5,432	14,813	490	3,143	7,237	519	10,906	5,055	47,595
Net loss							(11,962)	348	(11,614)
Transfers between reserves					2	(1,262)	1,260		
Items recognised directly in equity						(267)			(267)
Dividends declared							(203)		(203)
Dividend reinvestment	30	56							86
Issue of shares	4	7,432							7,436
Exchange loss on translation of net assets of controlled entities					(3,021)			(542)	(3,563)
Outside equity interest, net								16	16
Elimination of associate's reciprocal shareholding	(18)								(18)
Balance at 30 June, 2002	5,448	22,301	490	3,143	4,218	(1,010)	1	4,877	39,468
Net profit							1,808	418	2,226
Transfers between reserves						321	(321)		
Items recognised directly in equity						152			152
Dividends declared							(351)		(351)
Dividend reinvestment	27	56							83
Issue of shares		103							103
Exchange loss on translation of net assets of controlled entities					(4,064)			(764)	(4,828)
Outside equity interest, net								1,866	1,866
Elimination of associate's reciprocal shareholding	(9)	11							2
Balance at 30 June, 2003	5,466	22,471	490	3,143	154	(537)	1,137	6,397	38,721
Net profit							2,312	296	2,608
Transfers between reserves						400	(400)		
Dividends declared							(367)		(367)
Dividend reinvestment	26	62							88
Issue of shares	2	5,911							5,913
Exchange loss on translation of net assets of controlled entities					(389)			(290)	(679)
Outside equity interest, net								(753)	(753)
Elimination of associate's reciprocal shareholding	(4)								(4)
Balance at 30 June, 2004	5,490	28,444	490	3,143	(235)	(137)	2,682	5,650	45,527

The Statement of Shareholders' Equity is to be read in conjunction with the accompanying notes.

Note 1 Significant accounting policies

Underlying principles

The Full Financial Report has been prepared as a general purpose financial report that complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The Full Financial Report has been prepared on a basis consistent with the previous year and has been prepared in accordance with historical cost convention.

Where necessary, comparative amounts have been reclassified or repositioned for consistency with current year disclosures.

Principles of consolidation

The consolidated financial statements include the accounts of the parent entity, The News Corporation Limited ("the Company") and its controlled entities, referred to collectively throughout this report as the Group. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may in certain instances, result from other considerations, including the Group's capacity to dominate decision making in relation to the financial and operating policies of the entity. Information from the financial statements of controlled entities, including subsidiaries, is included from the date the Group obtained control until such time as control ceases. Where there is loss of control, the consolidated financial statements include the results for the part of the reporting period during which the Group had control. Acquisitions of controlled entities are accounted for using the purchase method of accounting.

Although the Group has less than a majority voting interest in Fox Television Holdings, Inc. ("FTH"), this entity is included as a controlled entity in the consolidated financial statements because (i) the Group has the ability to redeem the majority voting interest at any time, (ii) the dividends on and the amounts to be paid on redemption of the majority voting interest are fixed, and not related to the performance of FTH, and (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Group.

Investments in majority-owned subsidiaries where control does not exist and investments in which the Group exercises significant influence but does not control (generally a 20% to 50% ownership interest) are accounted for under the equity method of accounting. Investments over which there is no significant influence (generally less than a 20% ownership interest) are accounted for under the cost method of accounting.

Financial statements of controlled entities and associated entities are, for consolidation purposes, adjusted to comply with generally accepted accounting principles ("GAAP") in Australia. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Revenue recognition

Revenues from the theatrical distribution or licensing of films are recognised when the following conditions are met:

a. Persuasive evidence of a sale or licensing arrangement with a customer exists;

b. The film is complete and, in accordance with the terms of arrangement, has been delivered or is available for immediate and unconditional delivery;

c. The licence period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale;

d. The arrangement fee is fixed or determinable; and

e. Collection of the arrangement fee is reasonably assured.

Revenues from home entertainment sales, net of reserve for estimated returns, together with related costs, are recognised on the date that video and DVD units are made widely available for sale by retailers and all Group-imposed restrictions on the sale of video and DVD units have expired.

Licence agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognisable is classified as deferred revenue within current and non-current trade payables. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which has already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television advertising revenue is recognised as the commercials are aired. Subscriber fees received from cable and satellite system operators are recognised as revenue in the period services are provided.

Direct Broadcast Satellite subscription and pay-per-view revenues are recognised when programming is broadcast to subscribers, while fees for equipment rental are recognised as revenue as earned.

Advertising revenue from newspapers, inserts and magazines is recognised when the advertisements are published. Revenues from book publishing and from newspaper circulation are recognised upon passing of control to the buyer.

Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash.

Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined by the first in first out or average cost method for the greater part of inventories, depending on the nature of the item, and by specific identification for the balance.

Program rights, and the related liability, for entertainment programs and sporting events are recorded at cost when the programs are available for telecast. Program rights are primarily amortised based on the usage of the program or term of the licence. Original cable programming is amortised on an accelerated basis. The current portion of program rights represents the estimated amount to be amortised in the next financial year.

The Group has a number of multi-year contracts for broadcast rights of certain US national sporting events. At the inception of these contracts and at each subsequent reporting date, the Group evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortisation is provided to recognise such loss in the current year. Such loss is reflected as an expense within Other items. The costs of sports contracts entered into by Fox Broadcasting Company are recorded as an operating expense based on the ratio of each period's operating profits to estimated total operating profits. Estimates of total operating profits can change and, accordingly, are reviewed periodically and amortisation is adjusted as necessary. Such changes in the future could be material.

Projects in progress are carried at cost which consists of the cost of material, labour and appropriate overhead expenses.

Filmed entertainment costs include capitalised production costs, overhead and capitalised interest costs, net of any allocated amounts received from outside investors. These costs, as well as participation and talent residuals, are recognised as operating expenses on an individual film basis in the ratio that the current year's gross revenues bear to management's estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written off at the earlier of the time the decision is made not to develop the story or after three years.

Film costs are stated at the lower of unamortised cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortised cost, a loss is recognised currently for the amount by which the unamortised cost exceeds the film or television production's fair value.

Recoverable amount

Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds its recoverable amount.

The recoverable amount of publishing rights, titles and television licences and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Investments in associated entities

The Group uses the equity method of accounting for its investments in associated entities. Under this method, investments in associated entities are initially recognised at cost of acquisition and the carrying value is subsequently adjusted for increases or decreases in the Group's share of post-acquisition results and reserves of each associated entity. Investments in associated entities are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

The carrying value of investments in associated entities is reduced by the amount of dividends received.

Associated entities include interests in non-controlled partnerships and joint venture entities.

Property, plant and equipment

Depreciation is provided for by a charge to the Statement of Financial Performance over the expected useful life of each class of asset. Leasehold land and buildings are amortised over the shorter of the period of the lease or the useful life of the asset.

The following are the main depreciation rates per annum used:

Freehold buildings	2%	–	9%
Leasehold premises	2%	–	33%
Plant and equipment	2%	–	50%
Plant and equipment under lease	3%	–	33%

Changes in circumstances such as technological advances, changes to the Group's business model or changes in the Group's capital strategy could result in the actual useful lives differing from the Group's estimates. In those cases where the Group determines that the useful life of buildings and equipment should be shortened, the Group would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Publishing rights, titles and television licences

As a creator and distributor of branded content, the Group has significant intangible assets including television licences, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. These assets are stated at the lower of cost or recoverable amount. While television licences in the United States are renewable every five years, the Directors have no reason to believe that they will not be renewed. No amortisation is provided against these assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licences are indefinite.

The Group annually assesses the carrying amount of intangible assets to ensure that they are not carried at a value greater than their recoverable amount. This assessment is primarily based on the Group's estimate of maintainable earnings before interest, tax, depreciation and amortisation for each of its key business segments and an appropriate market-based multiple.

Goodwill

Where the purchase consideration and incidental expenses of an acquisition exceed the fair value of the identifiable net assets acquired, the difference is assigned to goodwill and written off against operating income on a straight line basis over the period the benefits are expected to arise, but not exceeding twenty years.

Capitalisation of interest

Interest costs on funds invested in major projects, for example theatrical productions, with substantial development and construction phases are capitalised until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalised interest is amortised over future periods on a basis consistent with that of the project to which it relates.

Provisions

Provisions are recognised (1) when the Group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to entities as a result of past transactions or other past events and (2) when it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Provision has been made for benefits accruing as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave, long service leave and post retirement benefits.

Liabilities arising with respect to wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, such obligations have been discounted using the appropriate national government bond rates. Relevant on-costs have been included in the determination of employee benefits provisions.

The value of the equity based compensation arrangements described in Note 23 is not being recognised in the Statement of Financial Performance.

With respect to the Group's defined benefit superannuation plans, the Group recognises pension costs at the required levels of contributions made or actuarially determined amounts.

Subscriber Acquisition Costs

Subscriber acquisition costs in the Direct Broadcast Satellite Television segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorised retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. The amount of commissions deferred is limited to the amount equal to the net activation revenue received. The excess commissions over the net activation revenue and the cost of installation and hardware are expensed immediately. However, where legal ownership is retained in hardware, certain costs are deferred and amortised over the life of the subscriber contract. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising. The cost of advertising is expensed as incurred.

Income taxes

The Group follows tax effect accounting procedures. Income tax expense is calculated on the accounting profit after adjusting for permanent differences. Future income tax benefits relating to tax losses are not recognised as an asset unless the benefit is virtually certain of being realised. Income taxes on cumulative timing differences are reflected in the Statement of Financial Position as future income tax benefit or deferred income tax liability at income tax rates expected to apply when the underlying timing differences reverse.

There is no present intention to remit to Australia the retained profits or reserves of foreign controlled entities or to realise revaluation surpluses through the sale of revalued assets. Accordingly, no provision has been made for withholding or other taxes that may become payable overseas or in Australia as a result of such remittance or realisation.

Other revenues and expenses

The Group discloses as Other revenues and Other expenses (together, "Other items") those transactions, the financial impact of which is included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group's financial performance for the year. Other revenues and Other expenses related to transactions of the Group's associated entities are included in Net profit (loss) from associated entities.

Foreign currencies

Financial statements of self sustaining foreign controlled entities are translated using the current rate method whereby trading results are converted at the average rates of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. Any exchange differences arising on the translation are taken directly to the foreign exchange fluctuation reserve.

All realised and unrealised gains or losses of a trading nature are brought to account within profit (loss) from ordinary activities.

The Group enters into limited forward foreign exchange contracts with the objective of protecting the Group against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are brought to account within the profit (loss) from ordinary activities, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied.

Dividends
Dividends payable are recognised when their payment is determined by, and announced following, a meeting of the Board of Directors.

Classification of expenses
Expenses are classified according to their function, as this is considered to be the most relevant information about the Group's financial performance. The various functions of the Group are considered to align with the segments in which the Group operates.

Earnings per share ("EPS")
As the Group has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares), EPS is computed individually for each class of ordinary share in accordance with the requirements of Australian Accounting Standards Board ("AASB") 1027 "Earnings per Share". Net profit (loss) attributable to members of the parent entity is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders in the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in the Company's Constitution. In order to give effect to this apportionment when determining EPS, the weighted average number of preferred limited voting ordinary shares is increased by 20% (the "Adjusted Preferred") and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net profit (loss) attributable to members of the parent entity to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

Basic EPS is calculated as Net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as Net profit or loss attributable to members of the parent entity, adjusted (a) for dividends on perpetual preference shares, and (b) for the after tax effect of dividends, interest and other financing costs associated with dilutive potential ordinary shares that have been recognised as expenses, divided by the weighted average number of ordinary and potentially dilutive ordinary shares, adjusted for any bonus element.

Financial instruments
Terms and conditions of material financial instruments are disclosed in the following notes to the Full Financial Report. Unless otherwise stated, financial instruments, including trade receivables and trade payables, are carried at historic cost. The fair value of interest bearing liabilities is disclosed in Note 19. The fair value of all other financial instruments is not materially different from their carrying value.

The fair value of financial instruments, including other investments and borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on the present value of estimated future cash flows or other valuation techniques.

Reserves
(i) Asset Revaluation: represents excess in asset values over book values at the date assets were historically revalued. No revaluations have been made since 1990. In accordance with AASB 1041 "Revaluation of Non-Current Assets", land and buildings and publishing rights, titles and television licenses previously carried at valuation were deemed to be a cost basis of measurement. As such no further revaluations will be booked by the Group.

(ii) Foreign Exchange Fluctuation: refer Foreign currencies policy above.

(iii) Associated Entities: represents the Group's share of post acquisition retained earnings and reserves of companies accounted for under the equity method that are not considered available for distribution until they are received in dividends.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expense during the reporting period. The Group uses significant estimates in determining the amortisation of filmed entertainment costs and programming contracts. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. These differences could be material.

Rounding of accounts

The accounts have been rounded to the nearest million Australian dollars unless otherwise stated.

Fiscal year

The Group maintains a 52-53 week fiscal year ending on the Sunday nearest to 30 June. Fiscal years 2002 through 2004 comprised 52 week periods.

IOU

Note 2 Business and geographic segment data

Business Segments

		Consolidated 2004 A$ million									
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,283	7,059	3,563	2,338	1,375	4,808	1,791	1,211		29,428
Operating expenses		(6,039)	(5,715)	(2,696)	(2,714)	(994)	(3,977)	(1,570)	(1,421)		(25,126)
Operating income		1,244	1,344	867	(376)	381	831	221	(210)		4,302
Net profit (loss) from associated entities before other items	5	(2)	8	111	163		67		20		367
Net borrowing costs										(630)	(630)
Exchangeable securities expense										(113)	(113)
Income tax expense before other items										(1,246)	(1,246)
Outside equity interest before other items	8									(314)	(314)
Profit before other items											2,366
Other revenues before income tax	6	73	100	1,015			9		287		1,484
Other expenses before income tax	6	(2)	(58)	(1,157)	(13)		(45)		(235)		(1,510)
Income tax expense on other items	6									(1)	(1)
Net (loss) profit from associate other items	5		(6)		63		(22)		(80)		(45)
Outside equity interest on other items	8									18	18
Net profit (loss) attributable to members of the parent entity		1,313	1,388	836	(163)	381	840	221	(218)	(2,286)	2,312

Note 2 Business and geographic segment data (continued)

Business Segments	Note	Consolidated 2003 A$ million									
		Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,689	8,162	3,891	340	1,583	4,659	1,992	1,597		29,913
Operating expenses		(6,590)	(6,703)	(3,155)	(444)	(1,145)	(3,973)	(1,765)	(1,786)		(25,561)
Operating income		1,099	1,459	736	(104)	438	686	227	(189)		4,352
Net profit (loss) from associated entities before other items	5	13	(33)	40	(279)		70		30		(159)
Net borrowing costs										(791)	(791)
Exchangeable securities expense										(94)	(94)
Income tax expense before other items										(989)	(989)
Outside equity interest before other items	8									(421)	(421)
Profit before other items											1,898
Other revenues before income tax	6		47						632		679
Other expenses before income tax	6		(69)		(21)				(967)		(1,057)
Income tax expense on other items	6									215	215
Net (loss) profit from associate other items	5				(162)		257		(25)		70
Outside equity interest on other items	8									3	3
Net profit (loss) attributable to members of the parent entity		1,112	1,404	776	(566)	438	1,013	227	(519)	(2,077)	1,808

Note 2 Business and geographic segment data (continued)

Business Segments

		Consolidated 2002 A$ million									
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,714	8,160	3,569		1,650	4,604	2,059	1,258		29,014
Operating expenses		(6,810)	(7,287)	(3,189)		(1,202)	(3,782)	(1,835)	(1,367)		(25,472)
Operating income		904	873	380		448	822	224	(109)		3,542
Net (loss) profit from associated entities before other items	5	(23)	(97)	(82)	(342)		47		183		(314)
Net borrowing costs										(1,000)	(1,000)
Exchangeable securities expense										(93)	(93)
Income tax expense before other items										(640)	(640)
Outside equity interest before other items	8									(278)	(278)
Profit before other items											1,217
Other revenues before income tax	6			4,234					1,393		5,627
Other expenses before income tax	6		(1,240)	(1,689)					(14,672)		(17,601)
Income tax expense on other items	6									(15)	(15)
Net loss from associate other items	5			(50)	(1,045)		(25)				(1,120)
Outside equity interest on other items	8									(70)	(70)
Net profit (loss) attributable to members of the parent entity		881	(464)	2,793	(1,387)	448	844	224	(13,205)	(2,096)	(11,962)

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,091 million (2003 $1,127 million, 2002 $1,484 million) have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating profits (losses) generated primarily by the Filmed Entertainment segment of $27 million (2003 ($23 million), 2002 $76 million) have been eliminated on consolidation within the Filmed Entertainment segment.

Note 2 Business and geographic segment data (continued)

Business Segments

Consolidated 2004 A$ million

	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets											
Investments in associated entities		120	13	2,218	11,124		473		1,023		14,971
Segment assets		6,493	18,721	8,663	3,501	1,648	7,924	2,724	2,065		51,739
Corporate assets										7,028	7,028
Total assets		6,613	18,734	10,881	14,625	1,648	8,397	2,724	3,088	7,028	73,738
Liabilities											
Segment liabilities		3,712	3,006	738	1,312	300	783	546	1,610		12,007
Corporate liabilities										16,204	16,204
Total liabilities		3,712	3,006	738	1,312	300	783	546	1,610	16,204	28,211
Acquisition of property, plant and equipment		42	120	36	123	8	104	11	73		517
Acquisition of other long lived assets			1	8			58		240		307
Depreciation and amortisation	4	104	136	58	213	7	216	8	102		844
Other non-cash expenses			52	151			38		59		300

Consolidated 2003 A$ million

	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets											
Investments in associated entities		99	9	2,585	1,124		590		1,119		5,526
Segment assets		6,468	19,888	9,016	3,559	2,181	7,695	2,927	1,848		53,582
Corporate assets										8,639	8,639
Total assets		6,567	19,897	11,601	4,683	2,181	8,285	2,927	2,967	8,639	67,747
Liabilities											
Segment liabilities		3,618	3,968	807	1,415	483	591	759	1,492		13,133
Corporate liabilities										15,893	15,893
Total liabilities		3,618	3,968	807	1,415	483	591	759	1,492	15,893	29,026
Acquisition of property, plant and equipment		74	132	69	28	3	93	8	144		551
Acquisition of other long lived assets			934		2,024				84		3,042
Depreciation and amortisation	4	129	177	73	44	11	225	9	108		776
Other non-cash expenses			69		21				821		911

Note 2 Business and geographic segment data (continued)

Geographic Segments

Consolidated 2004 A$ million	USA	Europe	Aust	Unallocated	Total
Sales revenue	20,252	6,559	2,617		29,428
Net (loss) profit from associated entities before Other items	(17)	316	68		367
Other revenues before income tax	1,208	254	22		1,484
Net (loss) profit from associate Other items	(86)	63	(22)		(45)
Assets					
Investment in associated entities	12,768	682	1,521		14,971
Segment assets	36,717	10,525	4,497		51,739
Corporate assets				7,028	7,028
Total assets	49,485	11,207	6,018	7,028	73,738
Acquisition of property, plant and equipment	231	242	44		517
Acquisition of other long lived assets	8	241	58		307

Consolidated 2003 A$ million	USA	Europe	Aust	Unallocated	Total
Sales revenue	22,689	4,713	2,511		29,913
Net (loss) profit from associated entities before Other items	(64)	(155)	60		(159)
Other revenues before income tax	516	116	47		679
Net (loss) profit from associate Other items	(246)	59	257		70
Assets					
Investment in associated entities	3,479	360	1,687		5,526
Segment assets	38,794	10,091	4,697		53,582
Corporate assets				8,639	8,639
Total assets	42,273	10,451	6,384	8,639	67,747
Acquisition of property, plant and equipment	278	198	75		551
Acquisition of other long lived assets	911	2,108	23		3,042

Consolidated 2002 A$ million	USA	Europe	Aust	Unallocated	Total
Sales revenue	22,194	4,418	2,402		29,014
Net (loss) profit from associated entities before Other items	(222)	(113)	21		(314)
Other revenues before income tax	5,579		48		5,627
Net loss from associate Other items	(50)	(1,045)	(25)		(1,120)

In April 2003, the Group and Telecom Italia S.p.A ("Telecom Italia") completed the acquisition of Telepiu, S.p.A. ("Telepiu") from Vivendi Universal. Telepiu has been merged with Stream S.p.A ("Stream") and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003.

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of Sales revenue, Net profit (loss) from associated entities before Other items, Other revenues before income tax and Net profit (loss) from associate Other items. Sales are grouped based on country of origin. There were no material intersegment sales between geographic areas. Aust stands for Australasia and comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

	Consolidated		
	2004	2003	2002
		A$ million	

Note 3 Sales revenue

	2004	2003	2002
Sales revenue			
Rendering of services	29,428	29,913	29,014

Note 4 Revenue and expense items

	2004	2003	2002
Operating income is arrived at after charging:			
Loss on sale of property, plant and equipment	1	16	14
Operating lease rentals	524	377	379
Trade debts written off	158	141	161
Net charge to provisions for:			
Doubtful debts and rebates	225	288	286
Other	116	74	39
Allowance for doubtful debts, returns and rebates			
Balance at beginning of year	(1,392)	(832)	(541)
Additions	(225)	(288)	(286)
Acquisitions	(28)	(316)	(67)
Utilisation	158	141	161
Movement due to foreign exchange fluctuations	29	(97)	(99)
Balance at end of year	(1,458)	(1,392)	(832)
Depreciation and amortisation			
Goodwill	93	79	64
Property, plant and equipment	709	644	640
Leased assets	42	53	45
	844	776	749
Net borrowing costs			
Total interest expense:			
Unrelated entities	(904)	(1,045)	(1,333)
Less: interest capitalised (a)	59	45	42
	(845)	(1,000)	(1,291)
Investment income:			
Unrelated entities	213	202	253
Associated entities (b)	2	7	38
	215	209	291
Exchangeable securities expense	(113)	(94)	(93)

(a) Interest has been capitalised at 8.00% in all periods. Amortisation of capitalised interest for the year to 30 June, 2004 was $57 million (2003 $60 million, 2002 $67 million).

(b) Includes nil (2003 $5 million, 2002 $10 million) interest income received from Queensland Press Pty Ltd ("QPL") in relation to a subordinated unsecured loan facility provided by the Group which was repaid in full during fiscal 2003.

	Consolidated		
	2004	2003	2002
		A$ '000	

Note 4 Revenue and expense items (continued)

Auditors' remuneration

Amounts paid or payable by service provider:			
Audit Fees (1)			
Ernst & Young	17,027	15,062	9,070
Arthur Andersen			5,759
Other auditors	510	404	231
	17,537	15,466	15,060
Audit-Related Fees (2)			
Ernst & Young	1,493	3,020	
Arthur Andersen			2,509
	1,493	3,020	2,509
Tax Fees (3)			
Ernst & Young	13,715	14,002	7,384
Arthur Andersen			4,609
	13,715	14,002	11,993
All Other Fees (4)			
Ernst & Young	1,620		
Arthur Andersen			2,016
	1,620		2,016
Summary of all services			
Ernst & Young	33,855	32,084	16,454
Arthur Andersen			14,893
Other auditors	510	404	231
	34,365	32,488	31,578

(1) Fees for audit services include fees associated with audit of the Group's consolidated financial statements, statutory audits required internationally and for services that are normally provided in connection with statutory and regulatory filings.

(2) Audit-related fees principally included employee benefit plan audits, due diligence related to acquisitions, certain attestation services and accounting consultations.

(3) Tax fees include tax compliance, and tax consultations for domestic and international operating units.

(4) All other fees principally include services relating to system implementation and process reengineering projects.

	Consolidated		
	2004	2003	2002
		A$ million	

Note 5 Associated entities

	2004	2003	2002
The Group's share of the profit (loss) after income tax of its associated entities consist principally of:			
British Sky Broadcasting Group plc (a)	315	132	(51)
Sky Brasil (formerly Net Sat Servicos Ltda)	(52)	(56)	(120)
Innova, S.de R.L de C.V. (Mexico)	(8)	(37)	(92)
FOXTEL	(27)	(15)	(15)
Stream, S.p.A. (b)		(294)	(66)
Queensland Press Pty Ltd	42	33	27
Other associated entities	97	78	3
	367	(159)	(314)
Other items after income tax (c)	(45)	70	(1,120)
Net profit (loss) from associated entities	322	(89)	(1,434)
Net profit (loss) from associated entities comprises:			
Attributable to joint venture entities	10	(316)	(126)
Attributable to other associated entities	312	227	(1,308)
Net profit (loss) from associated entities	322	(89)	(1,434)
Net profit (loss) from associated entities comprises:			
Profit (loss) before income tax	549	(62)	(1,388)
Income tax	(227)	(27)	(46)
Net profit (loss) from associated entities	322	(89)	(1,434)

(a) At 30 June, 2002, the Group's investment in British Sky Broadcasting Group plc ("BSkyB") was recorded at zero and as a result, the Group ceased to equity account its share of BSkyB's results. In fiscal 2002, the Group did not record $135 million of its share of BSkyB's losses. Subsequently, the Group recommenced equity accounting its share of BSkyB's results from 11 November, 2002.

(b) In April 2003, the Group acquired a controlling interest in Stream, which concurrently acquired all of the outstanding stock of Telepiu, a majority-owned subsidiary of Vivendi Universal. Both Stream and Telepiu were Digital Broadcasting Satellite Television businesses in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream's results.

(c) Associated entities' Other items for the year ended 30 June, 2004 primarily relate to the Group's share of the write down of certain tax assets and legal settlement costs which were partially offset by the gain on the sale of certain investments by associated entities.

The 2003 Other items primarily reflect the Group's share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group's equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

	Consolidated 2004	2003 A$ million	2002

Note 6 Other items

The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group.

	2004	2003	2002
Disposal of interests in subsidiaries (a)	(142)	504	
Sale of investments (b)	114		
Sale of Fox Family Worldwide (c)			2,323
Sale of Echostar shares (d)			468
Sale of Outdoor Life (e)			271
Write down of investment in Gemstar-TV Guide (f)		(551)	(11,138)
Write down of investment in Knowledge Enterprises (g)		(158)	
Early extinguishment of debt (h)	(18)	(143)	(191)
Write down of sports rights (i)			(1,861)
Write down of investment in Stream (j)			(590)
Write down of investment in KirchMedia (k)			(460)
Write down of investment in Media Highway (l)	(17)		
Dividends income (m)	73		
Office closure costs and other			(40)
Disposal and write down of other non-current assets (n)	(36)	(30)	(756)
	(26)	(378)	(11,974)
Income tax benefit (expense) attributable to Other items	(1)	215	(15)
Other loss after tax	(27)	(163)	(11,989)
Other loss after tax comprises:			
Other revenues before income tax	1,484	679	5,627
Other expenses before income tax	(1,510)	(1,057)	(17,601)
Income tax benefit (expense) attributable to Other items	(1)	215	(15)
	(27)	(163)	(11,989)

(a) On 13 February, 2004, the Group sold the Los Angeles Dodgers ("Dodgers"), together with Dodger Stadium and the team's training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the "McCourt Entities"). The gross consideration for the sale of the Dodgers franchise and real estate assets was $616 million (US$421 million), subject to further adjustment. The consideration at closing was comprised of (i) $329 million (US$225 million) in cash, (ii) a $183 million (US$125 million) two-year note secured by non-team real estate, (iii) a $59 million (US$40 million) four-year note secured by bank letters of credit and (iv) a $45 million (US$31 million) three-year note that is convertible, at the Group's option, into preferred equity in the McCourt Entities if unpaid at maturity. The Group has agreed to remit $73 million (US$50 million) during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments. Pending the final determination of contractual adjustments, the sale has resulted in an estimated loss of $142 million (US$101 million).

In fiscal 2003, primarily relates to the sale by Fox Entertainment Group ("FEG"), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately $1.8 billion (US$1.2 billion). Upon consummation of the offering, in November 2002, the Group's equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

Note 6 Other items (continued)

(b) Fiscal 2004 amount primarily relates to Group's August 2003 sale of its entire 8.14% cost investment in SKY Perfect Communications Inc. ("SKY PerfecTV!"). The Group's 182,000 shares of SKY PerfecTV! were sold for total consideration of $249 million. The Group recognised a gain of approximately $116 million on the sale, which is reflected in Other items for the year ended 30 June, 2004. In addition, in December 2003, FEG sold its 50% direct ownership interests in SportsChannel Chicago Associates ("SportsChannel Chicago") and SportsChannel Pacific Associates ("SportsChannel Bay Area") (collectively the "SportsChannels") to subsidiaries of Regional Programming Partners ("RPP") for consideration of $215 million (US$150 million). This consideration was paid in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate principal amount of $215 million (US$150 million) and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by FEG. The Group recognised a net gain on the sale of the SportsChannels of $8 million (US$6 million) for the year ended 30 June, 2004. Also during fiscal 2004 the Group sold its 40% interest in the Staples Center for aggregate consideration of $188 million (US$128 million). The Group has recorded a loss on the sale of the interest in the Staples Center of approximately $10 million (US$7 million). In connection with the sale of this interest, the Group was released from several guarantees in the aggregate amount of $32 million (US$22.6 million) outstanding at the time of the sale.

(c) In October 2001, a subsidiary of the Group, Fox Broadcasting Company, Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group's interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(d) During fiscal 2002, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and recorded a gain on the sale of $468 million.

(e) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(f) As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide International Inc. ("Gemstar-TV Guide") and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide's share price at 28 June 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide's market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(g) In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group's carrying value of its investment in Knowledge Enterprises, Inc. ("Knowledge Enterprises"). The charge was based on Knowledge Enterprises' recent equity rights offering and reflects the estimated recoverable value of this investment.

(h) On 17 May, 2004, News America Incorporated. ("NAI"), a subsidiary of the Group, terminated its remarketing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to its US$150 million aggregate principal amount of the MOPPRS[SM] due 2034. As a result of the termination, the MOPPRS[SM] were not remarketed and on 21 May, 2004, NAI purchased the 6.703% MOPPRS[SM] from the beneficial owners at a price equal to the principal amount plus any accrued and unpaid interest being $7 million (US$5 million). The Group has recognised a loss of approximately $18 million (US$13 million) on the early extinguishment of the MOPPRS[SM] which is included within Other items.

Note 6 Other items (continued)

Fiscal 2003 amount primarily relates to the purchase of approximately 74% of the Group's outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of $76 million (US$45 million) on the early redemption of 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities ("TOPrS") were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities ("BUCS"). The Group recognised a loss of $64 million (US$37 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

During the fiscal 2002 year, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8% Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million, respectively, due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discounted Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002.

(i) As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group's accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ("NFL") ($753 million), National Association of Stock Car Auto Racing ("NASCAR") ($578 million), Major League Baseball ("MLB") ($437 million) and non-US Cricket programming rights ($93 million).

(j) Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(k) During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognised a charge of $460 million to fully write down its investment in KirchMedia.

(l) During 2004 the Group's majority owned subsidiary, NDS Group plc, acquired the MediaHighway middleware business and certain related licensed patents for a total consideration of $106 million (€60 million) in cash. The Group concluded that certain intangible assets recognised on acquisition were not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly, the Group has recorded an impairment charge against these intangibles of $17 million (£6.5 million).

(m) During 2004, the Group received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Group's share of cumulative earnings of the investee of $73 million is reflected within Other items whilst the balance has been reflected as a return of capital within Other investments.

(n) In fiscal 2004, the Group wrote down certain print and cable assets. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems ("PanAmSat") against the Group. In January 2004, the Group and PanAmSat entered into a Confidential Settlement Agreement and Releases ("the Agreement"). The Agreement settled the dispute regarding satellite transponder capacity over India and did not have a material impact on the Group's consolidated financial performance, cash flows or financial position. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement.

	Consolidated		
	2004	2003	2002
		A$ million	

Note 7 Income tax expense

	2004	2003	2002
Profit (loss) from ordinary activities before tax	3,855	3,000	(10,959)
Less: Net profit (loss) from associated entities	322	(89)	(1,434)
	3,533	3,089	(9,525)
Prima facie tax (expense) benefit at 30%	(1,060)	(927)	2,858
Income tax expense	(1,247)	(774)	(655)
Difference	187	(153)	3,513
Difference due to:			
Different tax rates applicable in countries other than Australia	234	26	(847)
Dividends on which tax is rebateable	(4)	(5)	(4)
Capital items (a)	3	(48)	4,503
Investment and capital allowances	(94)	(101)	(145)
Other permanent differences between accounting and tax profit	48	(25)	27
Reduction in current year income tax expense due to tax losses not recorded in prior years			(53)
Current year losses not reflected in income tax expense			32
	187	(153)	3,513

(a) Amount for the year ended 30 June, 2002 principally relates to the write down of the Group's investment in Gemstar-TV Guide for which a capital loss benefit has not been recorded.

As at 30 June, 2004, the Group has unrecouped income tax losses available to offset against future years' taxable income. There are no material losses not brought to account. The benefit of losses brought to account is recognised against deferred income tax liability (Note 21).

Tax consolidation

It is likely that for the purpose of Australian income taxation, the Company and its 100% owned Australian subsidiaries will form a tax consolidated group for the 2004 tax year. The election to form a tax consolidated group will not be effected until lodgement of the 2004 tax returns. Australian members of the group are likely to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned Australian subsidiaries based on their respective taxable income. The agreement would provide for the allocation of income tax liabilities between the entities should the head entity default in its tax payment obligations. The head entity of the tax consolidation group would be the Company. There would be no material effect on the Group's deferred tax balances should the tax consolidation regime be adopted.

	Consolidated 2004	2003	2002
		A$ million	

Note 8 Outside equity interest

	2004	2003	2002
Outside equity interest before other items	(314)	(421)	(278)
Outside equity interest on other items	18	3	(70)
	(296)	(418)	(348)

Note 9 Dividends

Dividends declared and proposed during the year:

	Dividend per share					
Class of Shares	*Interim*	*Final*	*Franking*			
Ordinary	1.5 cents	1.5 cents	Unfranked	63	63	31
Preferred limited voting ordinary	3.75 cents	3.75 cents	Unfranked	266	241	120
Perpetual preference (a)			Unfranked	38	47	52
				367	351	203

(a) Adjustable rate cumulative preference dividends as described in Note 23 (b).

On 15 October, 2003, a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $153 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

On 30 April, 2004, an interim unfranked dividend, in respect of profits for the year ended 30 June, 2004 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $176 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

On 12 August, 2004, the Directors of The News Corporation Limited recommended the payment on 26 October, 2004 of a final fully franked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 17 September, 2004, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2004.

As at 30 June, 2004, following the adoption of the Australian Tax Consolidation legislation, the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting estimated franking credits of $75.7 million to be used in payment of the final franked dividend above, is $1.5 million (2003 $0.2 million, 2002 $0.2 million) on a tax paid basis.

	Consolidated 2004	2003	2002
		A$ million	

Note 10 Earnings per share

The following are various earnings per share calculations:

	2004	2003	2002
Earnings per share on net profit (loss) attributable to members of the parent entity			
Basic			
Ordinary shares	$0.368	$0.307	$(2.170)
Preferred limited voting ordinary shares	$0.442	$0.368	$(2.604)
Ordinary and preferred limited voting ordinary shares	$0.415	$0.344	$(2.431)
Diluted			
Ordinary shares	$0.364	$0.305	$(2.170)
Preferred limited voting ordinary shares	$0.437	$0.366	$(2.604)
Ordinary and preferred limited voting ordinary shares	$0.411	$0.342	$(2.431)

	2004			2003			2002		
	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Ordinary	Preferred	Total
		A$ million			A$ million			A$ million	
Diluted									
Denominator – weighted average number of shares	1,966	3,630	5,596	1,964	3,181	5,145	1,962	2,979	4,941
Rollforward of outstanding shares									
Balance as at 30 June	2,100	3,870	5,970	2,097	3,230	5,327	2,094	3,209	5,303
Balance as at report date	2,100	3,870	5,970	2,097	3,230	5,327	2,094	3,209	5,303
		A$ million			A$ million			A$ million	
Numerator – earnings result	715	1,586	2,301	598	1,163	1,761	(4,258)	(7,756)	(12,014)
Reconciliation to Net profit (loss) from ordinary activities after tax									
Numerator			2,301			1,761			(12,014)
Outside equity interest			296			418			348
Dividends on preference shares			38			47			52
Interest on convertible notes			(27)						
Net profit (loss) from ordinary activities after tax			2,608			2,226			(11,614)

As at 30 June, 2004 there are 118 million (2003 30 million) dilutive potential shares relating to options over ordinary and preferred limited voting ordinary shares under the various option plans described in Note 23 and LYONS which are dilutive in the current year (refer Note 19 (c)). The denominator used in the basic earnings per share calculation is 5,478 million (2003 5,115 million). The numerator used in the basic earnings per share calculation, which excludes interest adjustment on convertible notes, is $2,274 million.

As at 30 June, 2002 basic and diluted earnings per share calculations were the same as all potential shares were anti-dilutive when calculated in accordance with AASB 1027 "Earnings per Share".

	Consolidated 2004	Consolidated 2003
	A$ million	

Note 11 Cash

	2004	2003
Current		
Cash	5,805	6,746
Cash on deposit (a)	412	

Interest earned on cash deposits ranged from 0.05% to 6.56% (2003 0.13% to 7.00%) per annum.

	2004	2003
Non-current		
Cash on deposit (a)		698

(a) Includes cash placed on deposit as security for repayment of Eurobond acquired on acquisition of SKY Italia. See Note 19 (f) for further details.

Note 12 Receivables

	2004	2003
Current receivables		
Trade receivables	7,079	6,836
Trade receivables owing by associated entities	271	114
Less allowance for doubtful debts, returns and rebates	(1,458)	(1,392)
	5,892	5,558
Non-trade amounts owing by unrelated entities	135	131
Non-trade amounts owing by associated entities	12	12
	6,039	5,701
Non-current receivables		
Trade receivables	469	366
Other receivables	607	853
	1,076	1,219

These receivables are primarily denominated in US dollars and located in the United States of America. There is no material reliance on any single customer.

	Consolidated 2004	2003
	A$ million	

Note 13 Inventories

	2004	2003
Current inventories		
At cost:		
Raw materials	141	122
Work and projects in progress	75	37
Finished goods	199	198
Television and sports programming rights	1,820	1,630
	2,235	1,987
Less provision for diminished value		
Finished goods	(42)	(56)
	2,193	1,931
Non-current inventories		
At cost:		
Film costs in process	1,020	1,103
Television and sports programming rights	770	975
Completed film product	1,893	1,876
Total filmed entertainment and television programming	3,683	3,954
Finished goods	141	149
	3,824	4,103

Total inventories at 30 June, 2004 amount to $6,017 million (2003 $6,034 million) and consist of the following:

	2004	2003
Filmed entertainment		
Films		
Released (including acquired film libraries)	1,051	1,104
Completed, not released	180	47
In production	781	909
In development or preproduction	75	78
	2,087	2,138
Television productions		
Released (including acquired film libraries)	643	725
Completed, not released	19	
In production	163	116
In development or preproduction	1	
	826	841
Total filmed entertainment	2,913	2,979
Television and sports programming	2,590	2,605
Other inventories	514	450
Total inventories	6,017	6,034
Less current inventories	2,193	1,931
Non-current inventories	3,824	4,103

As of 30 June, 2004, the Group estimated that approximately 68% of unamortised filmed entertainment costs from completed films are expected to be amortised during fiscal year 2005 and approximately 96% of unamortised released filmed entertainment costs will be amortised within the next three years. As of 30 June, 2004, the Group estimated that approximately 49% of $1,590 million in accrued participation liabilities, included in current other payables (see Note 20) on the Statement of Financial Position, will be payable during fiscal year 2005. At 30 June, 2004, acquired film and television libraries have remaining unamortised film costs of $198 million, which are generally amortised using the individual Film Forecast method over a remaining period of approximately 6 to 17 years.

Notes to and forming part of the Full Financial Report

for the year ended 30 June, 2004

	Consolidated	
	2004	2003
	A$ million	
Note 14 Other assets		
Current assets		
Prepayments	563	483
Non-current assets		
Prepayments	976	745
Note 15 Investments		
Investments in associated entities (a)		
Listed securities	11,820	1,949
Unlisted securities	2,580	2,910
Joint ventures	571	667
	14,971	5,526
Other Investments – unrelated entities (b)		
Listed securities at cost	85	261
Unlisted securities at cost	726	934
	811	1,195
Quoted value of listed securities:		
Associated entities	24,571	13,804
Other unrelated entities	153	336
	24,724	14,140

			Note	Consolidated 2004 A$ million	Consolidated 2003 A$ million

Note 15 Investments (continued)

Company	*Principal Activities*	*Percentage Ownership*	Note	*Carrying Value* 2004	2003
(a) Investments in associated entities					
The Group's investments in associated entities (excluding joint venture entities) consist principally of:					
The DIRECTV Group, Inc (1)	U.S Direct Broadcast Satellite operator	34.0%	23	9,764	
Gemstar-TV Guide	U.S. print and electronic guidance company	41.3% (2003 42.6%)	6(f)	878	977
Regional Programming Partners (1)	U.S. partnership holding interests in sporting networks, teams and arenas	40.0%		1,480	1,454
BSkyB	U.K. Direct Broadcast Satellite operator	35.3% (2003 35.4%)		671	350
China Network Systems	Taiwan cable TV operator	various		364	374
Ventures Arena (1)	U.S. company holding interests in the Staples Center sports arena	Nil (2003 40.0%)	6(b)		195
Independent Newspapers Limited	New Zealand media company	43.7% (2003 45.1%)	5(c)	430	545
FOXTEL	Australian pay TV operator	25.0%		189	217
QPL	Australian newspaper publisher	41.7%	28	5	10
National Geographic Channel (US) (1) (2)	U.S. Cable Channel	66.7%		343	327
National Geographic International (1)	International Cable Channel	50.0%		101	96
The Group's investments in joint venture entities consist principally of:					
National Rugby League	Australian rugby league football competition	50.0%		160	160
Other investments in associated and joint venture entities		Various		586	821
				14,971	5,526
(b) Other investments – unrelated entities					
The Wireless Group plc (3)	Commercial radio operator	38.2% (voting 24.9%) (2003 40.2%)		82	79
Monarchy Enterprises Holdings B.V. (1) (3)	Film production	20.2% (2003 20.0%)	6(m)	193	303
SKY PerfecTV!	Satellite and digital pay TV platform	Nil (2003 8.1%)	6(b)		137
Southwest Sports Group (1)	Sports entertainment	Various		135	135
Other		Various		401	541
				811	1,195

(1) Held by the Group's 82.06% (2003: 80.58%) owned subsidiary, FEG.

(2) The Group does not control this entity as it does not hold a majority on the board and is unable to dominate operating decision making.

(3) Investments are accounted for under the cost method of accounting as the Group does not exert significant influence over these entities.

Note 15 Investments (continued)

	Note	Consolidated 2004	2003
		A$ million	
(c) Movement in carrying amount of investments in associated entities			
Balance at beginning of year		5,526	6,875
Net profit (loss) from associated entities	5	322	(89)
Dividends received from associated entities		(114)	(35)
Movement due to foreign exchange fluctuation		78	(536)
Additional investment in joint venture entities		73	578
Additional investment in other entities		336	216
Cash paid as part consideration for DIRECTV	23 (d)	4,230	
Shares issued as part consideration for DIRECTV	23 (d)	5,076	
Repayment of loan by an associate			(170)
Elimination of associates' reciprocal shareholding in the Group		(4)	2
Items recognised directly in equity (i)			152
Write down of Gemstar-TV Guide	6 (f)		(551)
Write down of other investments		(36)	
Carrying value of investments disposed		(516)	(180)
Carrying value of Stream, (now consolidated)			(736)
Balance at end of year		14,971	5,526

(i) This item relates to an increase in associated entity reserves of nil (2003 $152 million increase). During 2003, BSkyB issued new equity as consideration for several transactions. These issuances reduced the Group's ownership interest in BSkyB from 36.2% (2002) to 35.4% (2003). In the year to 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

Associated entities have incurred various commitments and contingencies during the normal course of business. The Group has no obligation under any of these commitments other than those included within Note 24 and 25.

(d) Associated entities financial summary

The following is an aggregate financial summary of material associated entities:

	2004	2003	2002
		A$ million	
Total assets	45,093	18,315	24,009
Total liabilities	26,245	13,687	19,279
Revenues	23,198	14,199	13,393
Operating income	1,799	1,177	655
Net income (loss)	939	187	(4,315)

(e) Significant associates which have balance dates which differ from the Group are as follows:

Company	*Balance Date*
Gemstar-TV Guide	31 December
Regional Programming Partners	31 December
National Geographic Channel (US)	31 December
National Geographic International	31 December
The DIRECTV Group, Inc	31 December
China Network Systems	31 December

Notes to and forming part of the Full Financial Report

for the year ended 30 June, 2004

Note 16 Property, plant and equipment

	Consolidated 2004	2003
	A$ million	
Freehold land and perpetual leases		
At cost	343	445
	343	445
Freehold buildings		
At cost	2,136	2,354
Less depreciation	(560)	(508)
	1,576	1,846
Leasehold premises		
Leasehold land at cost	148	142
Leasehold buildings at cost	1,035	988
	1,183	1,130
Less amortisation	(327)	(292)
	856	838
Plant and equipment		
At cost	5,886	6,062
Less depreciation	(3,281)	(3,211)
	2,605	2,851
Plant and equipment under lease		
At cost	361	490
Less amortisation	(176)	(171)
	185	319
	5,565	6,299

At 30 June, 2003 the Directors considered the current values of the freehold land and perpetual leases, freehold buildings and leasehold premises on the basis of an open market valuation with vacant possession. At that date, the Directors considered that these assets, which were shown in the financial statements as at 30 June, 2003 at a depreciated value of $3,129 million had a current value of approximately $4,001 million. As the assets are held at cost, this increment is not reflected in the financial statements. The depreciated value of freehold land and buildings and leasehold premises at 30 June, 2004 is $2,775 million.

	Consolidated 2004	2003
	A$ million	

Note 16 Property, plant and equipment (continued)

	2004	2003
Freehold land and perpetual leases		
Balance at beginning of year	445	437
Additions	14	62
Disposals	(104)	(1)
Movement due to foreign exchange fluctuation	(12)	(53)
Balance at end of year	343	445
Freehold buildings		
Balance at beginning of year	1,846	2,100
Additions	20	84
Transfers from other accounts	17	24
Disposals	(154)	(16)
Depreciation	(81)	(91)
Movement due to foreign exchange fluctuation	(72)	(255)
Balance at end of year	1,576	1,846
Leasehold premises		
Balance at beginning of year	838	957
Additions	16	9
Transfer from (to) other accounts	26	(24)
Disposals	(24)	
Amortisation	(31)	(27)
Movement due to foreign exchange fluctuation	31	(77)
Balance at end of year	856	838
Plant and equipment		
Balance at beginning of year	2,851	2,961
Additions	485	756
Transfers from (to) other accounts	69	(23)
Disposals	(113)	(73)
Depreciation	(628)	(553)
Movement due to foreign exchange fluctuation	(59)	(217)
Balance at end of year	2,605	2,851
Plant and equipment under lease		
Balance at beginning of year	319	216
Additions		143
Transfers to other accounts	(132)	
Amortisation	(11)	(26)
Movement due to foreign exchange fluctuation	9	(14)
Balance at end of year	185	319

Notes to and forming part of the Full Financial Report

for the year ended 30 June, 2004

	Consolidated 2004	2003
	A$ million	

Note 17 Publishing rights, titles and television licences

	2004	2003
At cost	31,185	32,724

Note 18 Goodwill

	2004	2003
At cost	993	1,024
Less: amortisation	(675)	(647)
	318	377

	Consolidated 2004	Consolidated 2003
	A$ million	

Note 19 Interest bearing liabilities

	2004	2003
Current		
Bank loans – unsecured	50	33
Bank loans – secured	13	
Loans – unsecured	578	
Other loans – secured	912	
	1,553	33
Current interest bearing liabilities are repayable in the following currencies:		
(amounts shown in millions)		
JPY 3,132 (2003 JPY 1,107) Japanese Yen	42	14
INR 255 (2003 INR 575) Indian Rupees	8	19
US$1,049 United States Dollars	1,503	
	1,553	33
Non-Current		
Bank loans – unsecured		65
Bank loans – secured	86	
Loans – unsecured	10,798	12,331
Other loans – secured	33	
	10,917	12,396
Non-current interest bearing liabilities are repayable in the following currencies:		
(amounts shown in millions)		
€Nil (2003 €350) Euros		602
A$150 (2003 A$150) Australian Dollars	150	150
JPYNil (2003 JPY 5,217) Japanese Yen		65
US$7,513 (2003 US$7,684) United States Dollars	10,767	11,579
	10,917	12,396

At 30 June, 2004 the impact of foreign currency movements reduced reported debt by $554 million (2003 $2,296 million reduction). The translation of net assets of foreign controlled entities resulted in a $389 million decrease (2003 $4,064 million decrease) in the foreign exchange fluctuation reserve in the Statement of Shareholders' Equity.

Total unused credit facilities as at 30 June, 2004 amounted to $2,274 million (2003 $2,637 million).

On 27 June 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new US$1.75 billion ($2.5 billion) Five Year Credit Agreement (the "New Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the "Guarantors") under the New Credit Agreement. The New Credit Agreement provides a US$1.75 billion ($2.5 billion) revolving credit facility with a sub-limit of US$600 million ($860 million) available for the issuance of letters of credit, and expires on 30 June, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group's current debt rating. At 30 June, 2004, letters of credit representing €154 million ($268 million) were outstanding under the New Credit Agreement.

Fair value of interest bearing liabilities in aggregate amounts to $13.7 billion (2003: $14.8 billion).

127

Note 19 Interest bearing liabilities (continued)

Loans payable – unsecured

Description	*Face value*	*Due date*	Note	Consolidated 2004 A$ million	Consolidated 2003 A$ million
5.625% Eurobond	€350m	29 July 2004	(f)	390	602
8 1/2% Senior notes	US$ 500m	15 February 2005	(a) (e)	188	202
6.625% Senior debentures	US$ 350m	9 January 2008	(b)	502	527
7 3/8% Senior debentures	US$ 200m	17 October 2008	(b)	287	302
4.750% Senior notes	US$ 150m	15 March 2010	(e)	215	225
9 1/4% Senior debentures	US$ 500m	1 February 2013	(a)	717	753
8 5/8% Senior debentures	A$ 150m	7 February 2014	(b)	150	150
7.6% Senior debentures	US$ 200m	11 October 2015	(b)	287	302
8% Senior debentures	US$ 400m	17 October 2016	(b)	573	603
7.25% Senior debentures	US$ 350m	18 May 2018	(b)	502	527
8 1/4% Senior debentures	US$ 250m	10 August 2018	(b)	358	376
Liquid Yield Option Notes (LYONs[tm])	US$1,515m	28 February 2021	(c)	1,217	1,236
8 7/8% Senior debentures	US$ 250m	26 April 2023	(b)	358	376
7 3/4% Senior debentures	US$ 200m	20 January 2024	(b)	287	302
7 3/4% Senior debentures	US$ 90m	1 February 2024	(b)	129	136
9 1/2% Senior debentures	US$ 200m	15 July 2024	(b)	287	302
8 1/2% Senior debentures	US$ 200m	23 February 2025	(b)	287	302
7.7% Senior debentures	US$ 250m	30 October 2025	(b)	358	376
7.43% Senior debentures	US$ 240m	1 October 2026	(b)	344	362
7 1/8% Senior debentures	US$ 200m	8 April 2028	(b)	287	302
7.3% Senior debentures	US$ 200m	30 April 2028	(b)	287	302
7.28% Senior debentures	US$ 200m	30 June 2028	(b)	287	302
7.625% Senior debentures	US$ 200m	30 November 2028	(b)	287	302
6.55% Senior Notes	US$ 350m	15 March 2033	(e)	502	527
6.703% MOPPRS[sm]	US$ 150m	21 May 2034	(d)		225
8.45% Senior debentures	US$ 200m	1 August 2034	(b)	287	302
8.15% Senior debentures	US$ 300m	17 October 2036	(b)	429	452
6.75% Senior debentures	US$ 250m	9 January 2038	(b)	358	376
7.75% Senior debentures	US$ 600m	1 December 2045	(b)	859	904
7.9% Senior debentures	US$ 150m	1 December 2095	(b)	215	225
8 1/4% Senior debentures	US$ 100m	17 October 2096	(b)	142	151
				11,376	12,331
less current maturities				(578)	
Total long term unsecured loans				10,798	12,331

Ratings of Public Debt

The table below summarises the Group's credit ratings as at 30 June, 2004.

Rating Agency	*Senior Debt*	*Outlook*
Moody's	Baa 3	Positive
S&P	BBB-	Positive

Note 19 Interest bearing liabilities (continued)

Loans payable – unsecured

a) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

b) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

c) The Liquid Yield Option Notes ("LYONS")tm pay no interest. However, the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into preferred limited voting ordinary shares of The News Corporation Limited (or ADSs representing such shares) or, at the option of the Group, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred limited voting shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption amounts. The Group, at its election, may satisfy the redemption amounts in cash, ADSs or any combination thereof. The Group can redeem the notes in cash at any time on or after 28 February, 2006 at specified redemption amounts. The notes were recorded at a discount and are being accreted using the effective interest rate method.

d) In May 1998, the Group issued 6.703% Mandatory Par Put Remarketed Securities ("MOPPRSsm") due 21 May, 2034. In connection with the issuance of MOPPRSsm, the Group entered into a remarketing agreement dated 21 May, 1998 (the "Remarketing Agreement"), with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Remarketing Dealer"), pursuant to which the MOPPRSsm were subject to mandatory tender in favour of the Remarketing Dealer on 21 May, 2004 (the "Remarketing Date"), for a purchase price equal to 100% of the principal amount of the outstanding MOPPRSsm.

On 17 May, 2004, News America Inc. ("NAI"), a subsidiary of the Group, terminated the Remarketing Agreement with the Remarketing Dealer with respect to the US $150 million aggregate principal amount of the MOPPRSsm due 2034. As a result of the termination, the MOPPRSsm were not remarketed and on 21 May, 2004, NAI purchased the 6.703% MOPPRSsm from the beneficial owners at a price equal to the principal amount plus accrued and unpaid interest being $7 million (US$5 million). The Group has recognised a loss of approximately $18 million (US$13 million) on the early extinguishment of the MOPPRSsm which is included in Other items.

e) In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal amount of 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Senior Notes due March 2010 and US$350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8 1/2% Senior Notes and for general corporate purposes. The Group recognised a loss of $76 million (US$45 million) on the early redemption of 8 1/2% Senior Notes which is included within Other items.

f) On 30 April, 2003, in connection with its acquisition of Telepiu, the Group acquired Telepiu's obligations under its €350 million ($602 million) 5.625% Guaranteed Notes due 2004 (the "Eurobonds"). The Eurobonds mature on 29 July, 2004 and accrue interest at 5.625% per annum with annual interest payments made on each anniversary date. The Group procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on Deposit on the Statement of Financial Position, to make any required payments on the Eurobonds and secure the Group's obligations under the letter of credit. Subsequent to 30 June, 2003, certain Eurobond holders exercised their option to require the Group to purchase approximately €126 million ($217 million) aggregate principal amount of Eurobonds. Payment of the principal amount and accrued interest on 19 August, 2003 were satisfied from the cash collateral account. On 29 July, 2004, the Group paid €236 million ($411 million) to retire the remaining Eurobonds representing principal of €224 million ($390 million) and accrued interest of €12 million ($21 million).

Note 19 Interest bearing liabilities (continued)

Other loans – secured

New Millennium II

Considering the competitive environment and costs associated with film production, film studios, including the Group, constantly evaluate the risks and rewards of film production. Various strategies are used to balance risk with capital needs, including, among other methods, co-production, contingent profit participations, acquisition of distribution rights only and insurance. Historically, the Group has funded its film production by borrowing under a commercial paper facility (the "Facility") but is presently funding film production through operating cash flows.

During fiscal 2002 and 2003, the Group was party to a series of film rights agreements whereby a controlled consolidated subsidiary of the Group funded the production and acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation, a subsidiary of the Group, (these film rights agreements, as amended, are collectively referred to as the "New Millennium II Agreement"). Under the New Millennium II Agreement, a preferred limited liability membership interest ("Preferred Interest") was issued to Tintagel Investors L.L.C. ("Tintagel") to fund the film financing, which was presented on the consolidated Statement of Financial Position as Outside equity interest in controlled entities, and the corresponding return on the Preferred Interests (the "Preferred Payments") were presented as an expense in Outside equity interest in controlled entities on the consolidated Statement of Financial Performance.

During fiscal 2004, the Group purchased substantially all of the outstanding equity of Tintagel, the entity that held the Preferred Interest (discussed above) for $38 million (US$25.5 million), plus accrued and unpaid Preferred Payments of $158,000 (US$106,000). As a result of the acquisition of this equity interest, the Group consolidated the assets and liabilities of Tintagel for accounting purposes and all Preferred Interests and Preferred Payments have been eliminated. Tintagel's outstanding indebtedness of $945 million (US$659 million) at 30 June, 2004 is included in Interest bearing liabilities on the consolidated Statement of Financial Position and the corresponding interest expense included in Net borrowing costs expense in the consolidated Statement of Financial Performance. As at 30 June, 2003, there was $1.148 billion (US$762 million) of Preferred Interest outstanding, which was presented on the Consolidated Statement of Financial Position as Outside equity interest in controlled entities. Tintagel continues to be a separate legal entity from the Group with separate assets and liabilities. For the three years ended 30 June, 2004, 2003 and 2002, the Group borrowed $686 million (US$479 million), $783 million (US$520 million) and $1.165 billion (US$657 million) and repaid $797 million (US$556 million), $916 million (US$608 million) and $1,150 million (US$649 million) under the Facility.

In May 2004, the Group ended the transfer term under the New Millennium II Agreement and will no longer draw any borrowings under the Facility. In accordance with the terms of the termination, the Group will retire $912 million (US$636 million) of the Facility in fiscal 2005 and $33 million (US$23 million) in fiscal 2006. In July 2004, the Group retired $538 million (US$375 million) of the amount due in fiscal 2005 with $374 million (US$261 million) remaining to be retired in fiscal 2005.

Bank loans – secured

During fiscal 2004, a subsidiary of the Group entered into two loan agreements with The European Bank For Reconstruction and Development in the aggregate amount of US$93 million. The first loan in the amount of US$28 million bears interest at 3-month LIBOR plus 5%, which is to be paid in quarterly instalments over a five-year period ending in December 2008. The loan is secured by certain bank accounts and share pledges of the Group's Russian operating subsidiaries. The second loan is in the amount of US$65 million. During fiscal 2004, the Group drew down $99 million (US$69 million) under these facilities. The cash flows from these facilities were used to expand the Group's businesses in Russia.

	Consolidated 2004	2003
	A$ million	

Note 20 Current liabilities

	2004	2003
Payables		
Trade payables	5,788	5,845
Other payables	2,059	2,453
	7,847	8,298

These payables are primarily denominated in US dollars and located in the United States of America.

	2004	2003
Tax liabilities		
Income tax provision	705	714
	705	714
Provisions		
Employee entitlements	158	135
Other	174	123
	332	258

Note 21 Non-current liabilities

	2004	2003
Payables		
Trade payables	1,896	2,344
Other payables	950	1,201
	2,846	3,545

These payables are primarily denominated in US dollars and located in the United States of America

Included in non-current payables are contractual obligations payable and television program rights payable of approximately $1,225 million (2003 $1,245 million). Contractual obligations consist primarily of participants share payable and talent residuals on film product.

	2004	2003
Tax liabilities		
Deferred income tax liability	974	666
	974	666
Provisions		
Employee benefits	181	220
Other	801	812
	982	1,032
Other Provisions:		
Balance at beginning of year	935	1,082
Additions	116	74
Utilised	(48)	(77)
Movement due to foreign exchange fluctuation	(28)	(144)
Balance at the end of year	975	935
Less: current provision	(174)	(123)
Non-current provision	801	812

Income tax benefits attributable to tax losses utilised in arriving at the provision for deferred income tax amounted to $516 million (2003 $568 million).

	Consolidated	
	2004	2003
	A$ million	

Note 22 Exchangeable securities

	2004	2003
1,477,716 TOPrS (a)	164	170
1,655,000 BUCS (b)	1,891	1,914
	2,055	2,084

(a) In November 1996, the Group, through a trust (the "Exchange Trust") wholly-owned by NAI, a subsidiary of the Group, issued 10 million 5% TOPrS for aggregate gross proceeds of US$1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due 12 November, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS are mandatorily redeemable on 12 November, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The News Corporation Limited has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The Group and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

In March 2003, 8,247,953 TOPrS and related warrants were redeemed by the Group using proceeds from the issuance of BUCS, as detailed below. The Group recognised a loss of $64 million (US$37 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which was included within Other expenses in the Statement of Financial Performance in fiscal 2003.

(b) During 2003, News Corporation Finance Trust II (the "Trust ") issued an aggregate of US$1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Group and certain of its subsidiaries. On or after 2 April, 2004, at the holders' option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on 15 March, 2010, 15 March, 2013, or 15 March, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Group's election, cash, BSkyB ordinary shares, or the Group's preferred ADSs, or any combination thereof.

The Group may redeem the BUCS for cash or BSkyB ordinary shares, or a combination thereof in whole or in part, at any time on or after 20 March, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The net proceeds from BUCS issuance were used to purchase approximately 85% of the Group's outstanding TOPrS from their holders in privately negotiated transactions for approximately $1,479 million (US$877 million).

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair value of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The fair value of the obligation and the exchange feature has been recorded in Exchangeable securities and in non-current liabilities, respectively. The fair value of the obligation will be accreted to its maturity value through the effective interest method.

Note 23 Contributed equity

Please refer to Note 30 Proposal to reincorporate in the United States for the impact of the Group's intention to reincorporate in the United States on its share capital and share options.

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
	A$ million		A$ million	
2,099,924,431 (2003 2,097,411,050) ordinary shares	5,490	5,466	6,559	6,531
3,869,681,290 (2003 3,230,088,260) preferred limited voting ordinary shares (a)	28,444	22,471	29,220	23,197
	33,934	27,937	35,779	29,728
3,800,000 perpetual preference shares, par value US$25 (b)	132	132		
10,000,000 8 5/8% cumulative perpetual preference shares, par value US$25 (b)	358	358		
	490	490		
	34,424	28,427	35,779	29,728

(a) A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

(b) A subsidiary of The News Corporation Limited issued 10,000,000 8 5/8% cumulative perpetual preference shares in July 1993 and a further 3,800,000 adjustable rate perpetual preference shares in July 1994. These shares are redeemable at the option of The News Corporation Limited and rank after all debt holders in respect to both capital and dividends. Dividends on these shares can only be paid out of available profits.

Queensland Press Pty Ltd, an associated entity of the Group holds 319 million ordinary shares, representing 15.2% (2003 318 million representing 15.2%) and 148 million preferred shares, representing 3.8% (2003 148 million representing 4.6%), in The News Corporation Limited. Consolidated contributed equity has been reduced to remove this reciprocal shareholding in accordance with AASB 1016 "Accounting for Investments in Associates". Investments in associates have been reduced by the same amount. The average shares used to calculate earnings per share has been adjusted accordingly as in prior years.

The following table shows the movements in ordinary and preferred shares during the year.

	Number of Shares *Ordinary*	*Preferred*
Balance as at 1 July, 2003	2,097,411,050	3,230,088,260
Exercises/conversions of potential shares	206,000	17,145,181
Shares issued to Liberty Media Corporation (c)		93,023,256
Shares issued for equity in Hughes Electronics Corporation (d)		522,840,540
Dividend reinvestment	2,307,381	6,584,053
Balance as at 30 June, 2004	2,099,924,431	3,869,681,290

	Consolidated		Parent Entity	
	A$ million		A$ million	

Note 23 Contributed equity (continued)

The following table shows the dollar value movements in ordinary and preferred shares during the year:

	Ordinary	Preferred	Ordinary	Preferred
Balance as at 1 July, 2003	5,466	22,471	6,531	23,197
Exercises/conversions of potential shares	2	115	2	165
Shares issued to Liberty Media Corporation (c)		720		720
Shares issued for equity in Hughes Electronics Corporation (d)		5,076		5,076
Dividend reinvestment	26	62	26	62
Queensland Press reciprocal shareholding	(4)			
Balance as at 30 June, 2004	5,490	28,444	6,559	29,220

(c) In March 2003, the Group and Liberty Media Corporation ("Liberty") entered into an agreement under which Liberty had the right, prior to 28 September, 2003, to purchase US$500 million ($720 million) of American Depositary Shares, each representing four News Corporation preferred limited voting ordinary shares ("News Corporation Preferred ADSs") at US$21.50 per ADS. In October 2003, Liberty exercised their right and purchased US$500 million ($720 million) of the News Corporation's Preferred ADSs at US$21.50 per ADS and the proceeds received were used to partially fund the acquisition of The DIRECTV Group Inc. As a result of the above transaction, Liberty's ownership in the Group increased from approximately 18% to approximately 19%.

(d) On 22 December, 2003, the Group acquired a 34% interest in Hughes Electronics Corporation ("Hughes") for total consideration of approximately $9.3 billion (US$6.8 billion). General Motors Corporation ("GM") sold its 19.8% interest in Hughes to the Group in exchange for approximately $4.2 billion (US$3.1 billion) in cash, and 28.6 million News Corporation Preferred ADSs, valued at approximately $1.1 billion (US$0.8 billion). The Group acquired 14.2% of Hughes from the former GM Class H common stockholders in exchange for approximately 102.1 million News Corporation Preferred ADSs valued at $4.0 billion (US$2.9 billion).

Immediately following the acquisition, the Group transferred its entire 34% interest in Hughes to Fox Entertainment Group, Inc. ("FEG") in exchange for two promissory notes totalling $6.2 billion (US$4.5 billion) and approximately 74.5 million shares of FEG's Class A common stock valued at $3.1 billion (US$2.3 billion) (the "Exchange"). The issuance of approximately 74.5 million shares of FEG's Class A common stock to the Group increased its equity interest in FEG from approximately 80.6% to approximately 82% while its voting power remained at approximately 97%. This transfer resulted in the Group recording an increase in Outside equity interests in controlled entities and a corresponding increase in Publishing rights, titles and television licences of approximately $214 million (US $158 million), which is not reflected in the Statement of Cash Flows.

Subsequent to the above transactions, Hughes changed its corporate name to The DIRECTV Group, Inc. ("DTV").

Note 23 Contributed equity (continued)

Share Options

The News Corporation Limited has a number of different share option arrangements as outlined below. As at 12 August, 2004 there are 8,000 options outstanding over ordinary shares and 280,431,583 options outstanding over preferred shares.

Executives' Share Option Scheme ("Scheme"), News Corporation Share Option Plan ("Plan") and Australian Executive Option Plan ("AEOP")

The arrangements of these three plans provide that options may be granted for a number of shares, the transfer of which will not exceed 5% of The News Corporation Limited's issued share capital, to employees of management or equivalent status, including Executive Directors. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plan and AEOP have a term of 10 years after the date of grant. The options granted under the Plan and the AEOP vest and become exercisable as to one quarter on each anniversary of the grant. The options granted under the Plan and the AEOP allow The News Corporation Limited to procure the transfer of issued ordinary or preferred shares to option holders rather than issue new shares to them. There are currently no options issued and outstanding under the Scheme.

There were 8,000 options outstanding over one ordinary and one half of a preferred share under the Plan at 30 June, 2004 (2003 214,000, 2002 310,500) which expire in October 2004. The weighted average price of the shares outstanding at 30 June, 2004 was $8.26 (2003 $9.00, 2002 $8.39). These options entitle the holders to 8,000 ordinary shares (2003 214,000, 2002 310,500) and 4,000 preferred shares (2003 107,000, 2002 155,250) upon exercise, at 30 June, 2004.

There were 206,000 options exercised during fiscal 2004 (2003 86,500, 2002 nil). The Group received proceeds of $1.9 million in fiscal 2004 (2003 $0.6 million, 2002 nil) on the exercise of these options. No options lapsed in fiscal 2004 (2003 10,000, 2002 nil).

Note 23 Contributed equity (continued)

Details of options over one preferred share under the Plan and AEOP are as follows:

Number of Options Outstanding at 1 July, 2003	Number of Options Granted during the year	Number of Options Exercised during the year	Number of Options Lapsed during the year	Number of Options Outstanding at 30 June, 2004	Exercise Price $	Proceeds received on exercise of Options $	Grant Date of Options	Expiry Date of Options
436,500		(310,000)		126,500	4.57 – 7.03	1,899,850	November 1994- April 1996	November 2004- April 2006
6,918,000		(2,121,400)	(52,000)	4,744,600	5.17	10,967,638	July 1996	July 2006
2,542,000				2,542,000	5.82 – 5.83		October 1996	October 2006
800,000				800,000	5.58 – 5.70		November 1996- March 1997	November 2006- March 2007
14,102,692		(2,937,352)	(10,500)	11,154,840	4.79	14,069,916	August 1997	August 2007
153,502		(90,502)		63,000	6.09 – 8.69	670,672	October 1997- April 1998	October 2007- April 2008
2,580,000				2,580,000	9.35 – 10.09		August 1998- September 1998	August 2008- September 2008
13,425,624		(2,399,552)	(99,500)	10,926,572	7.98 – 8.08	19,388,380	October 1998	October 2008
15,700		(15,700)			9.01	141,457	December 1998	December 2008
113,300				113,300	9.78 – 9.88		January 1999	January 2009
4,036,775			(7,200)	4,029,575	10.78		March 1999	March 2009
16,797,250		(873,600)	(723,400)	15,200,250	10.46	9,137,856	September 1999	September 2009
36,904,000		(978,000)		35,926,000	10.55 – 22.00	10,758,000	November 1999	November 2009
136,832				136,832	13.01 – 15.43		December 1999- January 2000	December 2009- January 2010
10,600,000			(1,000,000)	9,600,000	15.86 – 17.75		May 2000	May 2010
24,406,272			(1,511,080)	22,895,192	18.15		August 2000	August 2010
1,676,600			(3,000)	1,673,600	12.68 – 21.54		October 2000- January 2001	October 2010- January 2011
2,200,000			(260,000)	1,940,000	14.03		August 2001	August 2011
208,000			(12,000)	196,000	11.07 – 11.27		October 2001	October 2011
8,900,600			(4,835,312)	4,065,288	11.62		November 2001	November 2011
36,024,127			(2,465,780)	33,558,347	12.55		December 2001	December 2011
362,000				362,000	10.66 – 13.06		January 2002- March 2002	January 2012- March 2012
250,000				250,000	8.46		July 2002	July 2012
65,255,972		(3,425,941)	(2,455,994)	59,374,037	8.02	28,871,047	August 2002	August 2012
60,000				60,000	8.12		September 2002	September 2012
108,000			(18,000)	90,000	7.73		October 2002	October 2012
150,000				150,000	9.20		March 2003	March 2013
50,000				50,000	9.11		April 2003	April 2013
	600,000			600,000	9.21		July 2003	July 2013
	50,866,720		(4,604,900)	46,261,820	9.89		August 2003	August 2013
	120,000			120,000	10.23		October 2003	October 2013
	200,000			200,000	10.59		November 2003	November 2013
	75,000			75,000	9.81		December 2003	December 2013
	500,000			500,000	9.96		January 2004	January 2014
	60,000			60,000	11.87		May 2004	May 2014
249,213,746	52,421,720	(13,152,047)	(18,058,666)	270,424,753		95,904,816		

136

Note 23 Contributed equity (continued)

	Parent Entity					
	2004		2003		2002	
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
On issue at beginning of period	249,213,746	11.75	193,516,897	12.95	151,473,276	12.97
Issued during the period	52,421,720	9.89	67,615,472	8.02	51,823,895	12.44
Exercised during the period	(13,152,047)	7.29	(3,446,600)	5.74	(3,836,371)	6.72
Lapsed during the period	(18,058,666)	11.57	(8,472,023)	11.65	(5,943,903)	13.10
Outstanding at end of period	270,424,753	11.62	249,213,746	11.75	193,516,897	12.95
Issued during the period					250,000	8.46
Exercised during the period	(293,900)	7.63	(215,400)	5.91	(117,000)	5.10
Lapsed during the period	(1,186,120)	10.90	(868,932)	10.86	(370,165)	10.98
Outstanding at date of report	268,944,733	11.63	248,129,414	11.76	193,279,732	12.95
Exercisable at end of period	153,457,034		125,093,222		93,344,775	
Fair value of options issued during the period	$263 million		$268 million		$236 million	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: Australian weighted average risk-free interest rate of 5.6%; dividend yield of 0.9%; expected volatility of 41.83%; and expected life of options of 7 years.

Certain employees are entitled to participate in the Plan, however the Compensation Committee determines to whom and how many options should be granted in furtherance of the Group's share option plans.

New World, Heritage and Chris-Craft Options

Consequent to the acquisition of New World Communications Group Incorporated ("New World"), Heritage Media Corporation ("Heritage") and Chris-Craft Industries Inc. ("Chris-Craft"), these Share Option Plans granted participants the right to purchase shares of the Company. Details of options (all of which are fully vested) outstanding under these plans are as follows:

On issue at beginning of period	15,839,176	10.20	20,765,278	10.29	593,843	2.93
Issued during the period					32,954,318	9.92
Exercised during the period	(3,890,134)	6.21	(966,220)	8.77	(12,254,790)	8.78
Lapsed during the period	(466,192)	10.43	(3,959,882)	11.01	(528,093)	13.63
Outstanding at end of period	11,482,850	11.54	15,839,176	10.20	20,765,278	10.29
Exercised during the period			(84,900)	1.82	(17,219)	8.58
Lapsed during the period					(2,401,332)	10.37
Outstanding at date of report	11,482,850	11.54	15,754,276	10.25	18,346,727	10.28
Exercisable at end of period	11,482,850		15,839,176		20,765,278	
Fair value of options issued during the period	Nil		Nil		$230 million	
Expiry dates	Sep 2004–Sep 2009					
Proceeds received on exercise of options	$24.2 million		$8.5 million		$108 million	

The number of employees who are entitled to participate in these Plans was determined at the date of acquisition of the above companies and the plans have been subsequently frozen.

130

Note 23 Contributed equity (continued)

Fox Entertainment Group

There are presently no options outstanding over FEG shares.

NDS Option Schemes

NDS Group plc ("NDS"), a subsidiary of the Group, has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in NDS which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the schemes vest over a four year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of NDS, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November, 1999. Options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant.

In addition, NDS operates employee share ownership schemes in the UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in NDS. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes.

	Parent Entity					
	2004		2003		2002	
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
On issue at beginning of period	4,207,909	22.80	4,505,568	44.83	3,752,943	46.46
Issued during the period	863,616	24.71	960,927	7.97	1,021,638	41.50
Exercised during the period	(202,917)	16.94			(69,878)	16.41
Lapsed during the period	(25,151)	69.25	(1,258,586)	90.36	(199,135)	68.28
Outstanding at end of period	4,843,457	24.09	4,207,909	22.80	4,505,568	44.83
Issued during the period	25,000	45.52				
Exercised during the period	(12,500)	12.77	(656)	15.79		
Lapsed during the period	(9,684)	54.55	(8,000)	35.51	(17,608)	76.00
Outstanding at date of report	4,846,273	24.17	4,199,253	22.78	4,487,960	44.76
Exercisable at date of report	2,728,529		2,389,932		2,205,173	
Expiry dates	Aug 2004 – Nov 2013					
Proceeds received on exercise of options	$3.4 million		nil		$1.1 million	
Fair value of options issued during the period	$10.7 million		$6.1 million		$13.8 million	

Note 23 Contributed equity (continued)

NDS Option Schemes (continued)

Tranches		Options Outstanding	Weighted average exercise price	Weighted average remaining contractual life	Exercisable options	Weighted average exercise price
A$ 0.00	to A$ 20.00	2,291,382	$12.95	3.93	1,491,905	$12.67
A$ 20.00	to A$ 40.00	1,612,954	$28.05	7.52	752,584	$31.76
A$ 40.00	to A$ 60.00	892,869	$41.82	7.26	444,630	$41.82
A$ 60.00	to A$ 80.00	14,501	$67.01	4.49	14,501	$67.01
A$ 100.00	to A$ 120.00	31,751	$ 109.13	6.22	24,909	$108.57
		4,843,457			2,728,529	

The fair value of the option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: weighted average risk-free interest rate of 4.38%; dividend yield of nil; expected volatility of 87%; and expected life of options of 5 years.

All NDS employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

News International Sharesave Scheme

In October 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan ("UK Plan"). The U.K. Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc, an indirect, wholly owned subsidiary of The News Corporation Limited, to provide those employees with an opportunity to participate in the equity of The News Corporation Limited. The U.K. Sub-Plan involves the grant of options over preferred shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the plan. The options have an exercise price which represents a discount of up to 20% of the market price of the shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant's saving plan in favour of the trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant. These options are exercisable in March of the year they mature.

	Parent Entity					
	2004		2003		2002	
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
On issue at beginning of period	7,223,891	8.19	6,042,413	8.80	7,568,084	7.48
Issued during the period	1,111,643	8.66	3,502,294	8.43	896,197	13.42
Exercised during the period	(2,124,675)	6.35	(397,687)	6.10	(1,926,885)	5.68
Lapsed during the period	(433,632)	9.61	(1,923,129)	10.96	(494,983)	9.07
Outstanding at end of period	5,777,227	8.85	7,223,891	8.19	6,042,413	8.80
Exercised during the period	(45,233)	5.88	(22,083)	6.27	(42,712)	5.46
Lapsed during the period	(14,259)	9.53	(53,527)	9.23	(77,748)	10.02
Outstanding at date of report	5,717,735	8.87	7,148,281	8.19	5,921,953	8.81
Exercisable at end of period	145,700		84,783		163,007	
Expiry dates	Aug 2004 – Aug 2011					
Proceeds received on exercise of options	$13.5 million		$2.4 million		$11 million	
Fair value of options issued during the period	$5 million		$12 million		$2.5 million	

The fair value of each option grant is estimated using the assumptions described on page 44.

Note 24 Contingent liabilities

Other Liabilities

The Company is party to several purchase and sale arrangements, which become exercisable over the next ten years by the Group or the counter-party to the agreement. Total contingent receipts/payments under these agreements (including cash and stock) have not been included in the Group's financial statements. In fiscal 2005, one arrangement may be exercised. Such exercise would not have a material impact on the Group's financial statements. In fiscal 2006, the 40% equity interest in Regional Programming Partners, which is owned by the Group's majority owned subsidiary, can be purchased by a subsidiary of Cablevision Systems Corporation ("Cablevision") and Cablevision can, independently, put to the Group's majority owned subsidiary their 50% equity interest in both National Sports Partners and National Advertising Partners in accordance with the terms of the respective partnership agreement. If Cablevision does not elect to purchase the Group's equity interest in Regional Programming Partners, the Group can put to Cablevision its equity interest.

(a) NDS

On 6 June, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October, 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar filed a second amended complaint. NDS intends vigorously to defend the action and filed a motion to dismiss the second amended complaint on 31 March, 2004, which was scheduled to be heard on 23 July, 2004. On 21 July, 2004, the court issued an order granting a motion for a more definite statement and gave EchoStar 10 days in which to file a third amended complaint that corrects the deficiencies noted in the court's order. EchoStar filed a third amended complaint on 4 August, 2004. NDS intends vigorously to defend the action.

On 25 July, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October, 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March, 2004. On 3 August, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable has until 4 October, 2004 to file a third amended complaint should it choose to do so.

Note 24 Contingent liabilities (continued)

(b) Hughes Transaction

The Group was named as a defendant in a Revised Amended Consolidated Complaint file on 7 May, 2004 in a lawsuit relating to the Group's acquisition of stock in DTV, formerly known as Hughes, on 22 December, 2003. The complaint alleges that the Group aided and abetted an alleged breach of fiduciary duty by the Board of Directors of GM allegedly owed to a class of certain GM shareholders. The Plaintiffs allegedly seek "appropriate equitable relief . . . including recissory remedies to the extent feasible . . .". The Group believes that the lawsuit is without merit and intends to vigorously defend against claims brought against the Group in the lawsuit. The Group also believes it is entitled to indemnification by GM under the agreements related to the transaction. In August, 2004 the Group filed a brief in support of its motion to dimiss the complaint.

(c) Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2004 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licences were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

Note 25 Commitments

The Group has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarises the Group's material firm commitments at 30 June, 2004.

			A$ million			
			Payments Due by Period			
	Note	Total	1 year	2-3 years	4-5 years	After 5 years
Contracts for capital expenditure						
Buildings		84	57	27		
Plant and machinery		65	52	13		
		149	109	40		
Operating leases (a)						
Land and buildings		3,730	288	517	436	2,489
Plant and machinery		1,676	254	454	353	615
		5,406	542	971	789	3,104
Other commitments and borrowings						
Unsecured loans payable	19	11,376	578		789	10,009
Unsecured bank loans	19	50	50			
Secured bank loans	19	99	13	49	37	
New Millennium II	19	945	912	33		
Exchangeable securities	22	2,055				2,055
News America Marketing (b)		369	100	118	52	99
Major League Baseball (c)		1,874	590	1,284		
National Football League (d)		2,264	1,096	1,168		
National Association of Stock Car Auto Racing (e)		1,756	431	768	408	149
Cricket (f)		389	59	330		
Other including programming (g)		12,661	3,691	4,140	2,311	2,519
		33,838	7,520	7,890	3,597	14,831
Total commitments, borrowings and contractual obligations		39,393	8,171	8,901	4,386	17,935

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Group does not expect that these contingent guarantees will result in any material amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflects when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

		A$ million			
		Amount of Commitment Expiration Per Period			
	Total	1 year	2-3 years	4-5 years	After 5 years
Sports rights (h)	16	16			
Transponder leases (i)	452	45	84	76	247
Star Channel (j)	71	71			
Other	5	5			
	544	137	84	76	247

Guarantees amounting to $11,525 million (2003 $12,249 million) are given by the parent entity in respect of interest bearing liabilities outstanding.

a) The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2036. In addition, the Group leases various printing plants which expire at various dates through 2094.

b) News America Marketing ("NAM"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

Note 25 Commitments (continued)

c) The Group's contract with MLB grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1.3 billion as of 30 June, 2004. For the duration of the term of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicence fee aggregating US$385 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicence.

d) Under the Group's contract with the NFL through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$1.6 billion as of 30 June, 2004 and are payable over the remaining term of the contract.

e) The Group's contracts with NASCAR, which contain certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal year 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal year 2013. The remaining future minimum payments aggregated approximately US$1.2 billion as of 30 June, 2004 and are payable over the remaining terms assuming no early terminations.

f) The Group acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council ("ICC") cricket events for a minimum guarantee of US$550 million through fiscal year 2007. The Group has guaranteed this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. As of 30 June, 2004, the remaining minimum guarantee is US$271 million over the remaining term.

g) The Group's minimum commitments and guarantees under certain other programming, local sports broadcast rights, players, licensing, telecommunications services and other agreements aggregated approximately US$8.8 billion at 30 June, 2004.

h) The Group has guaranteed various sports rights agreements for certain associated entities which aggregate approximately US$11 million (2003 US$1,007 million) and expire in September 2004.

i) The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$315 million (2003 US$341 million) and extends to 2019.

j) The Group has guaranteed a bank loan facility of $80 million (¥6 billion) for Star Channel Japan pro rata with the Group's ownership interest (17.78%). The facility covers a term loan of $38 million (¥2.8 billion) which matures in September 2005 and an agreement for overdraft with $33 million (¥2.5 billion) outstanding.

As at 30 June, 2003, the Group had commitments, borrowings and contractual obligations of $41.4 billion mainly comprising unsecured loans payable (as per Note 19) and commitments to broadcast television programs. Of these commitments $7.2 billion was payable within one year. $16.0 billion was payable between 2 and 5 years and $18.2 billion was payable after 5 years.

Note 26 Superannuation commitments

The Group maintains or participates in retirement plans for the majority of its employees. The Group has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Australian and Asian plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans. The plans of the United Kingdom controlled entities include both contributory accumulation plans, contributory and non-contributory defined benefit pension plans covering all eligible employees, while the plans of the United States subsidiaries include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all employees not covered by union administered plans. The non-vested portion of the accumulated benefit obligation at 30 June, 2004 was $58 million (2003 $55 million). The total pension plan expense for the years ended 30 June, 2004, 2003 and 2002 was $180 million, $107 million and $99 million, respectively.

The Group makes contributions in accordance with applicable laws, awards, or contract terms in each jurisdiction in which the Group operates. From time to time, plan assets are in excess/deficit of the plan's obligations. The Group cannot access any plan assets when a surplus exists nor does it have a current legal obligation to make payments to fund deficits. Plan assets have been sufficient to fund all benefits in each of the years 2004, 2003 and 2002.

Each plan is responsible for conducting actuarial assessments of plan benefits and assets to the extent required by applicable law. Such actuarial assessments of plan benefits and assets take into account market values of plan assets, interest rates and expected future salary increases. Based on these assessments and recommendations, the Group makes contributions to the plan to meet its annual legal obligation. During 2004 the Group contributed amounts in excess of annual legal requirements.

The Statement of Financial Position includes accrued liabilities relating to the Group's pension obligation amounting to $80 million (2003 $196 million), primarily related to plans in the United States where actuarially determined pension costs have exceeded annual legal obligations. Accumulated plan benefits and plan net assets for the Group's defined benefit plans as at 30 June, 2004 are as follows:

	Assets (1) Exceed Projected Benefits A$ million	Projected Benefits Exceed Assets A$ million	Total A$ million
Total accumulated benefit obligation	573	1,916	2,489
Effect of projected future salary increases	3	232	235
Total projected benefit obligations	576	2,148	2,724
Plan assets at market value	682	1,413	2,095
Plan assets in excess of (less than) projected benefit obligations	106	(735)	(629)

Accumulated plan benefits and plan net assets for the Group's defined benefit plans as at 30 June, 2003 are as follows:

	Assets (1) Exceed Projected Benefits A$ million	Projected Benefits Exceed Assets A$ million	Total A$ million
Total accumulated benefit obligation	535	1,839	2,374
Effect of projected future salary increases	6	159	165
Total projected benefit obligations	541	1,998	2,539
Plan assets at market value	610	1,038	1,648
Plan assets in excess of (less than) projected benefit obligations	69	(960)	(891)

(1) The Group's Australian plans are overfunded as at 30 June, 2004 and 2003.

The following assumptions were used in respect of the plans for the year:

	2004	2003
Weighted average accrued discount rates used in determining the actuarial present value of accumulated plan benefits	5.5%-6.0%	5.0%-6.0%
Expected Rate of Return on Plan Assets	7.0%-8.0%	7.0%-8.0%
Rate of increase in future compensation	3.5%-5.7%	3.5%-6.0%

Note 26 Superannuation commitments (continued)

The Group believes that the discount rates used are representative of the prevailing long term interest rates existing at 30 June, 2004. In addition, the Group believes that the expected rate of return on plan asset assumptions are representative of the long term prospective rate. Assets of the plans are invested primarily in managed funds which invest primarily in a combination of equity and fixed income investments.

As at 30 June, 2004, the Group had approximately 38,500 (2003 36,900, 2002 33,800) full time equivalent employees worldwide.

Details of the major defined benefit and defined contribution plans in which the Group participates are:

Name of Plan or Fund	Type of Benefit	Group Contribution Policies	Actuarial Assessment Date	Actuarial Assessment By
Australia				
NewsSuper	Defined benefit and defined contribution	As required to fund defined benefit	1 July, 2001	William M Mercer Pty Limited
News Limited Group Superannuation Fund	Defined contribution	9% of members' salaries	Not applicable	
Hong Kong				
Star Provident Fund	Non-contributory and defined contribution	10% of members' monthly base salary	Not applicable	
Star Mandatory Provident Fund	Contributory and defined contribution	5% of members' relevant monthly income	Not applicable	
United Kingdom				
News International plc Pension and Life Assurance Plan for Senior Executives	Non-contributory and defined benefit	As required to fund defined benefit	1 July, 2003	William M Mercer Limited
News International Pension Plan	Contributory and defined contribution	9% of members' basic pay	1 October, 2001	William M Mercer Limited
HarperCollins Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2003	Aon Limited
HarperCollins Executive Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2002	Aon Limited
Digimedia Vision Pension and Life Assurance Plan	Contributory and defined benefit	As required to fund defined benefit	1 December, 2001	William M Mercer Limited
United States				
News America, Incorporated Employees' Pension and Retirement Plan	Non-contributory defined benefit	As required to fund defined benefit	1 January, 2004	Mercer Human Resource Consulting Inc.
Fox Pension Plan	Non-contributory definedbenefit	As required to fund defined benefit	1 January, 2004	Mellon
Fox Investment Plan (401(k) Plan)	Contributory defined contribution	The Group matches up to 3% of eligible compensation	Not applicable	
Pension Plan for Union Employees of Fox Television Stations, Inc.	Contributory defined benefit	As required to fund defined benefit plus voluntary member contributions	1 January, 2004	Mellon
The HarperCollins Retirement Plan	Non-contributory defined accumulation	From 1% to 14% of members' gross wages	Not applicable	
News America, Incorporated Savings Plan	Contributory and definedcontribution	The Group matches up to 3% of eligible compensation	Not applicable	

Note 27 Remuneration of Directors and Executives

Directors

Remuneration details for Specified Executives, being Directors of The News Corporation Limited, who received, or were due to receive, remuneration, directly or indirectly from the Group or a related party, are set out below.

Year ended 30 June US$'000

		Primary		Post employment	Equity	
Directors:(1)		Salary	Bonuses (8)	Pension	Options (7)	Other
Executive						
K R Murdoch AC						
	-2004	4,509	12,500	3,502		145
	-2003	4,508	7,500	1,915		173
C Carey (9)						
	-2004	818	1,500	660	6	2,319
	-2003	1,600	1,500	568	6	
P Chernin						
	-2004	8,296	8,894	434	578	380
	-2003	8,104	8,000	352	578	309
D F DeVoe						
	-2004	2,292	2,797	754	277	20
	-2003	2,104	7,150	461	277	13
J R Murdoch (10)						
	-2004	346	750	17	127	
	-2003	900	1,200	14	127	
L K Murdoch						
	-2004	1,800	2,335	206	196	17
	-2003	1,403	1,200	135	196	15
A M Siskind						
	-2004	2,142	1,747	664	277	5
	-2003	1,965	1,200	658	277	5
Total						
	-2004	20,203	30,523	6,237	1,461	2,886
	-2003	20,584	27,750	4,103	1,461	515

Note 27 Remuneration of Directors and Executives (continued)

		Year ended 30 June US$'000		
Directors:		Primary	Post employment	Equity
		Fees (5)	Pension (6)	Options (7)
Non-executive				
P Barnes (2)				
	-2004	29	2	
G C Bible				
	-2004	136		6
	-2003	53		6
K E Cowley AO				
	-2004	131		6
	-2003	53		6
V Dinh (2)				
	-2004	26		
R I Eddington				
	-2004	137		6
	-2003	53		6
J A M Erkko KBE (3)				
	-2004	43		6
	-2003	54		6
A S B Knight				
	-2004	170		6
	-2003	83		6
G J Kraehe AO				
	-2004	125	8	6
	-2003	60	4	6
T J Perkins				
	-2004	146		6
	-2003	61		6
B C Roberts Jr.				
	-2003	9		
S S Shuman				
	-2004	150		6
	-2003	120		6
J L Thornton (4)				
	-2004			
Total				
	-2004	1,093	10	48
	-2003	546	4	48

Note 27 Remuneration of Directors and Executives (continued)

(1) Respective positions held by Executive Directors are detailed at Note 28 of the Full Financial Report.

(2) Messrs P Barnes and V Dinh joined the Board in April 2004.

(3) Mr. Erkko KBE retired from the Board in October 2003.

(4) Mr. Thornton joined the Board in June 2004

(5) For Non-executive Directors, includes the value of deferred stock units credited in fiscal 2004.

(6) Amounts represent compulsory contributions to the pension plan for Australian directors.

(7) These options are valued at grant date using the Black-Scholes Option Pricing Model and were granted under the Group's executive share option plan described in the Full Financial Report Note 23. Pursuant to guidelines issued on 1 July, 2003 by ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during a fiscal year. In fiscal years prior to 2003, 100% of the value of options granted was disclosed as emoluments in the year of grant. ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being 4 years from the date of grant. Accordingly, the value of emolument recorded in the remuneration table above for executive and non-executive directors represents only the vested portion of the full option value for options granted during the fiscal 2003 and 2004. No options were granted to directors in fiscal 2004.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003, and previously disclosed as emoluments in prior years, that vest in the current year.

	US$000		US$000
Non-executive Directors		**Executive Directors**	
G C Bible	18	K R Murdoch AC	
K E Cowley AO	18	C Carey	207
R I Eddington	18	P Chernin	1,675
J A M Erkko KBE	18	D F DeVoe	415
A S B Knight	18	J R Murdoch	617
G J Kraehe	7	L K Murdoch	374
T J Perkins	18	A M Siskind	415
S S Shuman	18		
		Officers	
		R Ailes	443
		J Gianopulos	760
		D Hill	325
		T Rothman	784
		M Stern	1,293

(8) For Executive Directors (excluding Messrs C Carey and J R Murdoch), includes the value of cash stock appreciation rights granted over their vesting period, being 4 years from date of grant.

(9) Mr. C Carey resigned from his position in the Group in January 2004. Subsequent to his resignation, Mr. C Carey continued his appointment as a Director. Concurrent with his resignation, Mr. Carey received compensation totalling US$2,319,000 which is included in Other amounts.

(10) Mr. J R Murdoch resigned his executive position and his directorship in November 2003.

Note 27 Remuneration of Directors and Executives (continued)

Officers

Remuneration details for Officers of The News Corporation Limited who received, or were due to receive, remuneration, directly or indirectly from the Group or a related party, are set out below.

Year ended 30 June US$'000

		Primary		Post employment	Equity	Other
Officers: (11)		Salary	Bonuses	Pension	Options (8)	
R Ailes						
	-2004	4,000	3,114	95	515	
	-2003	2,500	5,956	95	203	
J Gianopulos						
	-2004	2,080	2,100	32	468	16
	-2003	1,741	1,750	22	225	16
T Rothman						
	-2004	2,080	2,100	26	468	16
	-2003	1,741	1,750	19	225	15
D Hill						
	-2004	2,034	1,900	36	480	15
	-2003	1,750	1,750	28	202	15
M Stern						
	-2004	1,380	3,500	19	1,000	10
	-2003	2,495	1,350	21	205	19
Total						
	-2004	11,574	12,714	208	2,931	57
	-2003	10,227	12,556	185	1,060	65

(11) Each officer is a "Specified Executive" under AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

Note 27 Remuneration of Directors and Executives (continued)

Remuneration Policy for Directors and Senior Executives

Non-executive Directors

Fees paid to Non-executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Effective as of 1 July, 2003 Non-executive Directors receive an annual retainer of $175,512 (US$125,000) with each director investing $56,164 (US$40,000) of this retainer in the Company's stock through a deferred stock unit account. Audit Committee members receive an additional $21,061 (US$15,000) per year, Compensation Committee members an additional $8,425 (US$6,000) per year and Nominating and Corporate Governance Committee members an additional $8,425 (US$6,000) per year with the Audit Committee Chairman receiving an additional $14,041 (US$10,000) per year and Compensation and Nominating and Corporate Governance Committee Chairmen to receive an additional $7,020 (US$5,000) annually.

Because the focus of the Board is on the long-term direction of the Group, there is no direct link between Non-executive Director remuneration and the short-term results of the Group.

Executives

The Compensation Committee is responsible for reviewing and approving compensation arrangements for the Chief Executive Officer, Executive Directors and senior executives who are members of the Group's Executive Committee.

The broad remuneration policy is to ensure each compensation package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. As the Group operates in a highly competitive environment and continually seeks to improve value for shareholders, it is imperative that remuneration levels are set to be among the leaders of major multinational corporations, in the appropriate markets.

Remuneration for the Executive Directors consists of basic salary, performance related bonuses, share options plans, stock appreciation rights and benefits primarily including pension, life insurance and medical insurance. Each of the Executive Directors, other than K. Rupert Murdoch, is party to an employment agreement which provides that if his employment is terminated without cause or for good reason prior to the end of the employment term, such person will be entitled to receive his annual compensation (which may be payable in a lump sum) until the end of the employment term. Each Executive Director is entitled to receive pension and other retirement benefits upon such person's retirement. Except as described above, none of the Directors is party to a service contract with News Corporation pursuant to which he will receive material employment termination benefits. Directors' fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining remuneration provided as part of the normal employment conditions.

All options granted to Executive Directors are subject to shareholder approval at an Annual General Meeting. No options were granted to Executive Directors in the current financial year. Further details on options granted to Directors and Specified Executives are at Note 28.

155

Note 28 Related party

Directors in office and attendance at Board Meetings

Directors in office, executive position held in the Group and the number of Board meetings attended during the financial year, are as follows:

K R Murdoch AC	Chairman and Chief Executive	7
P Barnes	Non-Executive Director	1
G C Bible	Non-Executive Director	7
C Carey	Executive Director	7
P Chernin	Chief Operating Officer	6
K E Cowley AO	Non-Executive Director	7
D F DeVoe	Chief Financial Officer	7
V Dinh	Non-Executive Director	1
R I Eddington	Non-Executive Director	7
J A M Erkko KBE	Non-Executive Director	0
A S B Knight	Non-Executive Director	5
G J Kraehe AO	Non-Executive Director	4
J R Murdoch	Chief Executive Officer – STAR	1
L K Murdoch	Deputy Chief Operating Officer	7
T J Perkins	Non-Executive Director	7
S S Shuman	Non-Executive Director	7
A M Siskind	Group General Counsel	7
J L Thornton	Non-Executive Director	1

Shares and options held by Directors and Specified Executives

Options

During the fiscal year, options were granted as equity compensation benefits to Officers as disclosed in the table below. No options were granted to the Directors (Executive and Non-Executive) during fiscal 2004. All options outstanding as at the end of the year are over preferred limited voting ordinary shares of the Company. All options granted during the year were over preferred limited voting ordinary shares pursuant to the Group's various executive share option plans. All options granted vest over 4 years and expire 10 years from the date of grant and are issued free of charge. All vested options are exercisable.

The exercise price of all grants to Officers (including 404,800 of Mr. Stern's grant) is $9.89 and the options expire on 9 August, 2013 for each Officer. Additionally, the exercise price of 500,000 options granted to Mr. Stern is $9.96 and the options expire on 1 January, 2014. The weighted average fair value per option granted was $4.97. Further details relating to the Group's executive share option plans are at Note 23.

	Options outstanding at 1 July, 2003 Number	Options granted during the year Number	Options exercised during the year Number	Options lapsed during the year Number	Options outstanding at 30 June, 2004 Number	Vested options as at 30 June, 2004 Number	Shares issued on exercise of options Number	Exercise price paid per share $
Directors:								
Executive								
K R Murdoch AC	24,000,000				24,000,000	24,000,000		
C Carey	5,312,000		(1,578,000)	(1,500,000)	2,234,000	2,225,000	1,578,000	4.79 – 11.00
P Chernin	18,275,000				18,275,000	16,775,000		
D F DeVoe	3,670,000				3,670,000	3,120,000		
J R Murdoch	1,062,352				1,062,352	692,352		
L K Murdoch	3,640,000				3,640,000	3,205,000		
A M Siskind	3,680,000				3,680,000	3,130,000		
Non-executive								
G C Bible	60,000				60,000	42,000		
K E Cowley AO	196,000		(50,000)		146,000	128,000	50,000	4.79
R Eddington	897,000				897,000	879,000		
J A M Erkko KBE	78,000			(18,000)	60,000	60,000		
A S B Knight	72,000				72,000	54,000		
G J Kraehe AO	24,000			(15,000)	9,000	9,000		
T J Perkins	72,000				72,000	54,000		
S S Shuman	120,000		(24,000)		96,000	78,000	24,000	8.26 – 10.86
	61,158,352		(1,652,000)	(1,533,000)	57,973,352	54,451,352	1,652,000	
Officers:								
R Ailes	1,915,000	350,000			2,265,000	1,440,000		
J Gianopulos	1,676,600	272,400	(129,000)		1,820,000	980,900	129,000	4.79 – 5.17
T Rothman	2,063,600	272,400	(180,000)		2,156,000	1,628,500	180,000	8.29
D Hill	1,783,600	311,600	(420,000)		1,675,200	939,200	420,000	4.79 – 5.17
M Stern	2,713,600	904,800			3,618,400	1,958,600		
	10,152,400	2,111,200	(729,000)		11,534,600	6,947,200	729,000	

Note 28 Related party (continued)

Shares

Details of shareholdings in the share capital of The News Corporation Limited by Directors and Specified Executives, during the financial year, are as follows:

Shareholdings	Ordinary Shares				Preferred Limited Voting Ordinary Shares			
	Balance at 1 July, 2003	On Exercise of Options	Net Change Other	Balance at 30 June, 2004	Balance at 1 July, 2003	On Exercise of Options	Net Change Other	Balance at 30 June, 2004
Directors:								
Executive								
K R Murdoch AC *	31,924		70	31,994	8,601		52	8,653
C Carey		1,578,000	(1,578,000)					
J R Murdoch ***	3,283		4	3,287	1,686		6	1,692
L K Murdoch	11,707		4	11,711	903		6	909
A M Siskind	27,871			27,871	50,143			50,143
Non-executive								
P Barnes							15,919	15,919
K E Cowley AO					50,843	50,000	(49,597)	51,246
V Dinh			880	880				
J A M Erkko KBE ***	24,000			24,000	30,000			30,000
A S B Knight **	339,348			339,348	400,000			400,000
G J Kraehe AO ***	5,122			5,122				
T J Perkins	28,372		2,240	30,612				
S S Shuman	121,993	16,000	(8,000)	129,993	641,031	8,000	(4,000)	645,031
	593,620	1,594,000	(1,582,802)	604,818	1,183,207	58,000	(37,614)	1,203,593

* K R Murdoch AC additionally is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled (as defined in the Corporations Act (2001)), to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,421,634 ordinary shares and 8,942,967 preferred limited voting ordinary shares.

** A S B Knight is deemed to have an interest by reason of his beneficial interest in a settlement, the trustees of which are Royal Bank of Canada Trustees Limited and Blomfield Trustees (Jersey) Limited.

*** These directors resigned from office during the year.

Loans to Directors and Specified Executives

The Group previously advanced US$1 million to C Carey, a Director of the parent entity, in connection with the Director's relocation. Concurrent with the resignation of C Carey from this position with the Group, the Group cancelled his outstanding advance of US$1 million. Mr Carey has continued as a Director.

There are no other loans to Directors.

Other Director related transactions

S S Shuman is a Non-executive Director of TNCL. He is also the Managing Director of Allen & Company LLC, a United States based investment bank. The fees paid to Allen & Company LLC were US$3.9 million for 30 June, 2004 (2003 nil, 2002 nil).

	Consolidated 2004	2003
	A$ '000	

Note 28 Related party (continued)

During 2004, an Executive Director of the Group purchased real estate from the Group for its fair market value of $18 million (US$13 million) in cash. The Group recorded a gain on the sale of $1.1 million (US$0.8 million).

Also during 2004, there were transactions between the Group and QPL. QPL is controlled by Cruden Investments Pty. Limited in which K R Murdoch AC, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was $76,699,000 (2003 $95,550,000). Details of these transactions are outlined below. See Note 30 for discussion on the Group's intention to acquire the remaining interest in QPL.

Transactions with QPL

	2004	2003
Acting as agent for the purchase of newsprint and other	87,222	102,770
Provision of editorial, advertising and other resources	6,837	11,432
Provision of printing and distribution facilities	(22,416)	(25,909)
Provision of printed matter	5,056	5,057
Sale of business at market value		2,200
	76,699	95,550

Transactions with other associated entities

The Group conducts transactions with associated entities on arm's length basis under normal terms and conditions, no more favourable than those offered to others.

	2004	2003
Sale of programming inventory	273,908	246,732
Provision of broadcasting systems	278,785	200,181
Provision of channel compilation and uplink services	227,761	15,959
Lease of transponder capacity	14,605	15,435
Provision of administrative services	25,654	11,116
Sale of advertising	44,702	16,704
Purchase of advertising	(29,090)	(12,796)
Sale of telephony services	124,664	96,295
Provision of printed matter	10,814	9,193

	Note	Consolidated 2004	2003	2002
		A$ million		

Note 29 Acquisitions and disposals

The following material controlled entity was sold by the Group:

Date	Name	Principal Activities		Voting Shares
February 2004	Los Angeles Dodgers, Inc.	Sports Franchise	6(a)	95%*

	2004	2003	2002
Controlled entities sold			
Consideration received:			
Cash – gross consideration	329		
Less: closing cash adjustments**	(106)		
Cash	223		
Deferred consideration – notes receivable	287		
Total consideration received	510		
Assets and liabilities disposed:			
Current receivables	(9)		
Current inventories	(1)		
Other assets	(105)		
Property, plant and equipment	(215)		
Publishing rights, titles and television licences	(405)		
Current trade creditors and provisions	32		
Outside equity interest	34		
Non-current trade creditors and provisions	17		
Net assets disposed	(652)		
Net (loss) before tax on disposal	(142)		

* Held by the Group's 82.06% (2003 80.58%) owned subsidiary, FEG.

** Closing cash adjustments include payments in reimbursement of certain pre-existing commitments, payment to minority shareholder and other contractual closing adjustments.

	Note	Consolidated 2004	2003	2002
			A$ million	

Note 29 Acquisitions and disposals (continued)

The following material controlled entities were acquired by the Group:

Date	Name	Principal Activities		Voting Shares 2004	2003	2002
July 2001	Chris-Craft Industries, Inc.	Television Stations	(a)			100%*
July 2001	BHC Communications, Inc.	Television Stations	(a)			100%*
July 2001	United Television	Television Stations	(a)			100%*
July 2001	Speedvision Network LLC	Cable Channel	(b)			100%*
December 2001	Fox Sports International	Cable Programming	(c)			100%*
August 2002	WPWR-TV	Television Station	(d)		100%*	
April 2003	SKY Italia	Direct Broadcast Satellite Television	(e)		80.1%	
November 2003	Geelong Advertiser	Newspaper Publishing	(f)	100%		
December 2003	Media Highway	Interactive Television Software	(g)	100%**		

* Held by the Group's 82.06% (2003 80.58%) owned subsidiary, FEG.

** Held by the Group's 77.51% owned subsidiary, NDS Group plc.

	2004	2003	2002
Controlled entities acquired			
Non cash consideration – shares			4,577
Consideration paid – cash	306	1,369	4,548
Less cash acquired	(17)	(725)	(2,778)
Net cash paid	289	644	1,770
Total consideration paid	289	644	6,347
Assets and liabilities acquired:			
Current receivables	30	222	251
Current prepayments	14	582	102
Current inventories		504	
Non-current receivables		21	82
Non-current inventories		126	111
Property, plant and equipment	18	503	169
Investments (disposed) acquired		(916)	70
Publishing rights, titles and television licences	226	2,423	7,003
Goodwill	9	77	25
Current trade creditors and provisions	(17)	(1,357)	(722)
Non-current trade creditors and provisions		(409)	(735)
Interest bearing liabilities		(602)	
Outside equity interest	9	(530)	(9)
	289	644	6,347

Note 29 Acquisitions and disposals (continued)

The following details are provided with regards to acquisitions of controlled entities:

(a) In July 2001, the Group, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, "Chris-Craft"). The consideration for the acquisition was approximately US$2.0 billion ($3.5 billion) in cash and the issuance of 68,854,209 ADSs representing 275,416,836 preferred limited voting ordinary shares valued at $4.4 billion. Simultaneously with the closing of the acquisition, the Group transferred US$3.4 billion ($4.4 billion) of certain net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG's Class A Common Stock (the "Exchange"), thereby increasing the Group's ownership in FEG from 82.76% to 85.25%. FEG assigned the licences issued by the Federal Communications Commission ("FCC") for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG's existing television station business.

The Group consolidated the operations of the Acquired Stations, as of the date of Exchange, 31 July, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Group from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the "Clear Channel swap"). In addition, on 1 November, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the "Viacom swap"). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation's WOFL-TV in Orlando and WOGX-TV in Ocala (the "Meredith Swap", and together with the Viacom and Clear Channel swaps, the "Station Swaps"). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognised by the Group as a result of the Station Swaps.

(b) In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. ("Speed Channel") for US$401 million ($789 million). This acquisition resulted in the Group owning 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel from July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately US$111 million ($221 million) bringing the Group's ownership percentage to 100%.

(c) The Group and Liberty Media Corporation ("Liberty") at 30 June, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADSs representing 14,692,732 preferred limited voting ordinary shares valued at $180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group's interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

(d) In August 2002, the Group acquired the television station WPWR-TV in the Chicago designated market area from Newsweb Corporation for US$425 million ($640 million) in cash.

(e) In April 2003, the Group and Telecom Italia acquired Telepiu, S.p.A. ("Telepiu"), Vivendi Universal's satellite pay-television platform in Italy, for approximately €788 million ($1,313 million), consisting of the assumption of €350 million ($602 million) in outstanding indebtedness and a cash payment of €438 million ($711 million). In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. In connection with the acquisition of Telepiu and the consolidation of SKY Italia, the Group classified Prima S.p.A. and Europa S.p.A, wholly owned subsidiaries of SKY Italia, as assets held for sale. In December 2003, SKY Italia sold Prima S.p.A. and Europa S.p.A., for total consideration of €90 million. As these assets were sold at fair value, there was no gain or loss recognised on sale.

(f) In November 2003, the Group acquired the Geelong Advertiser group from Independent Newspapers Limited, an associated company, for NZ$64 million.

(g) In December 2003, NDS Group plc, a subsidiary of the Group, acquired 100% of the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of €60 million in cash.

Note 30 Proposal to reincorporate in the United States

In April 2004, the Group announced that it would pursue a reorganisation that would change the Group's place of incorporation from Australia to the United States. In August 2004, the Group announced that a Special Committee of Non-executive Directors and the Board of Directors of the Group have unanimously recommended the proposed reorganisation of the Group.

The proposed reorganisation will be accomplished under Australian law whereby existing holders of the Group's ordinary and preferred shares, including those ordinary shares and preferred limited voting ordinary shares represented by American Depositary Shares ("ADSs"), will have their shares cancelled and receive in exchange shares of voting and non-voting common stock of a newly formed Delaware corporation ("News Corp U.S.") at a one-for-two ratio. In connection with this reorganisation, the Group would acquire from the Murdoch Interests the approximate 58% interest in Queensland Press Pty Ltd. ("QPL") not already owned by the Group through the acquisition of the Cruden Group of companies. The Murdoch Interests are certain trusts, the beneficiaries of which include Mr. Rupert Murdoch, members of his family and certain charities.

The principal assets of the Cruden Group are shares of the Group and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of News Corporation.

The Special Committee retained independent legal counsel, and retained UBS as independent financial adviser, to advise it with respect of the Cruden/QPL transaction and the reincorporation. The Special Committee has unanimously recommended the transactions to the Board. In reaching its recommendation, the Special Committee considered the fairness opinion of UBS Australia with respect to the consideration to be paid by the Group in the Cruden/QPL transaction and financial and market advice given by UBS with respect to the reincorporation.

The proposed reorganisation and the relevant documentation is subject to approval by the Australian Securities and Investments Commission (ASIC) and the Australian Federal Court for approval to convene a meeting of News Corporation's ordinary and preferred shareholders and option holders so that they can formally consider and vote on the proposal.

The Group has appointed Grant Samuel & Associates Pty Ltd as an independent expert to opine on the fairness of the proposed transactions. If approved, the proposed transactions are expected to be completed by the end of this calendar year.

As a result of the reorganisation, News Corp U.S., which will be called "News Corporation", will become the new parent company of the Group. News Corp U.S. will have a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange.

The Special Committee, advised by UBS, and the Murdoch Interests have agreed to a valuation of $2.95 billion for the entire QPL publishing business, less the net debt of QPL which is estimated to be approximately $488 million at closing plus $21.5 million which is the market value of QPL's non-publishing assets. The Murdoch Interests will receive voting common stock in News Corp U.S. in exchange for the value of their 58% pro rata ownership of the QPL publishing business, net of debt, based on the average closing price of the shares of the Group on the Australian Stock Exchange for the five trading days ending on 15 July, 2004 ($12.13 per ordinary share and $11.35 per preferred share). In exchange for the Group shares owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, the Murdoch Interests will receive shares of News Corp U.S. in the same exchange ratio as all other holders of Group shares in the reorganisation. The shares of News Corp U.S. non-voting stock that the Murdoch Interests receive will be reduced by the number of shares equal in value to the net debt of the Cruden Group which is being assumed by the Group in the transaction, which is estimated to be $327 million at closing. After the transactions are completed, the Murdoch Interests will own approximately 29.47% of the voting shares of News Corp U.S., which is slightly less than the 29.86% of the voting shares of the Group that the Murdoch Interests currently control.

Note 31 Subsequent events

In July 2004, the Group guaranteed the obligations of Sky Brasil, an associated entity of the Group, under a $301 million (US$210 million) credit agreement with JP Morgan Chase Bank and Citibank N.A.

Note 32 International Financial Reporting Standards

For reporting periods beginning on or after 1 January, 2005, all entities preparing general purpose financial reports under the Corporations Act 2001 will be required to adopt Australian equivalents to International Financial Reporting Standards ("IFRS"). Presently, the adoption of IFRS would be first reflected in the Group's financial statements for the half-year ending 31 December, 2005 and year ending 30 June, 2006. The extent of the impact of IFRS on the Group's financial reporting requirements will be impacted by the outcome of plans to change the Company's place of incorporation to the United States by the end of calendar 2004 (refer Note 30).

Adoption of IFRS could have a material impact on the Group's financial position and reported financial performance. Whilst it is not possible to quantify the impact of adopting IFRS at this time, key differences in accounting policies that are expected to arise from adopting Australian equivalents to IFRS are as follows:

Intangible assets
Prior to 30 June, 1991, certain Publishing rights, titles and television licences were revalued in excess of cost based on their fair values as determined by directors. In addition, certain amounts recorded within Publishing rights, titles and television licences have been recognised other than through acquisition. On transition to IFRS, these amounts would be required to be derecognised against opening retained earnings.

Income tax
The Group currently applies an income statement approach for tax effect accounting. IFRS requires a balance sheet approach under which temporary differences are identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. Deferred taxes for fair value adjustments arising from business combinations will need to be provided and will affect the determination of goodwill on future acquisitions.

Employee benefits
Under IFRS, the Group will be required to recognise the net surplus or deficit between plan assets and accrued benefits in its sponsored defined benefit superannuation plans in the Statement of Financial Position with movements in the net position of each plan recognised in the Statement of Financial Performance each year. Currently, the Group recognises pension costs at the required level of contributions made or an actuarially determined amount.

In addition, a remuneration expense will be recognised for share-based compensation provided to employees in respect of services rendered. No cost is currently recorded for options issued to employees under the Group's various share option arrangements.

Investments
Non-associate investments are currently recorded at cost. Under IFRS, such investments are to be carried at fair value with changes in value recorded as a movement in equity, unless fair value cannot be reliably determined.

Financial instruments
There is no existing Australian standard dealing with the recognition and measurement of financial instruments. Under IFRS, certain derivatives and embedded derivative contracts will be required to be recorded at fair value with changes in value being recorded through the profit and loss.

Note 33 Controlled entities

The following entities are wholly owned unless otherwise stated.

Company	Country of Incorporation
THE NEWS CORPORATION LIMITED #	Aust
A.C.N. 000 024 028 Pty. Limited	Aust
A.C.N. 105 222 026 Pty. Limited	Aust
A.C.N. 105 222 035 Pty. Limited	Aust
A.C.N. 105 222 044 Pty. Limited	Aust
A.N. Investments Pty. Limited #	Aust
Access Securities Pty. Limited #	Aust
Advertiser Newspapers Pty. Limited #	Aust
Advertiser-News Weekend Publishing Company Pty. Limited #	Aust
Allied Press Pty. Limited**	PNG
ALW Pty. Limited #	Aust
Asia Productions Limited	Mauritius
Australian Indoor Tennis Championships Pty. Limited	Aust
Australian News Network Pty. Limited #	Aust
Ayr Newspapers Pty. Limited #	Aust
B.B.A.C. Pty. Limited #	Aust
BB Sports Pty. Limited #	Aust
Binni Pty. Limited #	Aust
Bookcraft Printing Pty. Limited	Aust
Cable Media Investment Pty. Limited	Aust
Careerone Pty. Limited	Aust
Careerone Services Pty. Limited	Aust
Carlholt Pty. Limited	Aust
Central Coast Publications Pty. Limited #	Aust
Chesterland Pty. Limited	Aust
Control Investments Pty. Limited #	Aust
Cowboys Rugby League Football Limited	Aust
Cumberland Printers Pty. Limited #	Aust
Davies Brothers Pty. Limited #	Aust
Daventchell Pty. Limited	Aust
E-Port Internet Services Pty. Limited	Aust
EP Securities Pty. Limited	Aust
F.T.H. Properties Limited**	Fiji
Festival Allied International Trading House Pty. Limited #	Aust
Festival Music Pty. Limited #	Aust
Festival Records (NZ) Ltd**	NZ
Festival Records Pty. Limited #	Aust
Fiji Times Limited**	Fiji
Flying Nun Records (Australia) Pty. Limited #	Aust
Flying Nun Records Limited**	NZ
Geelong Advertiser (Holdings) Pty. Limited	Aust
Geelong Newspapers Pty. Limited	Aust
GoFish Online Services Pty. Limited	Aust
HWT (N.S.W.) Pty. Limited #	Aust
Larrikin Entertainment Pty. Limited	Aust
Leader Associated Newspapers Pty. Limited #	Aust
Leader Media Group Pty. Limited #	Aust
Leteno Pty. Limited	Aust
Lisrich Pty. Limited #	Aust
Lower Burdekin Newspaper Company Pty. Limited #	Aust
Melodian Records Pty. Limited #	Aust
Messenger Press Pty. Limited #	Aust
Mirror Newspapers Pty. Limited #	Aust
Mushroom Assets Pty. Limited #	Aust
Mushroom Distribution Services Pty. Limited #	Aust
Mushroom Multi Media Pty. Limited #	Aust
Mushroom Records International B.V.	Netherlands
Mushroom Records Pty. Limited #	Aust
N.Q.N. Investments Pty. Limited #	Aust
National Rugby League Investments Pty. Limited	Aust
Nationwide News Pty. Limited #	Aust
Nationwide Newspapers Pty. Limited #	Aust
News Broadcasting Australia Pty. Limited	Aust
News Classifieds Network (NCN) Pty. Limited #	Aust
News Data Security Products Limited	Hong Kong
News Finance (HK) Limited	Hong Kong
News Finance Pty.	Aust
News Group Holdings Pty. Limited #	Aust
News Holdings (NZ) Limited**	NZ
News Interactive Pty. Limited #	Aust
News Limited #	Aust
News Magazines Operations Pty. Limited	Aust
News Magazines Pty. Limited #	Aust
News (NAPI) Pty. Limited	Aust
News NT Investments Limited #	Aust
News Pay TV Pty. Limited	Aust
News Printing Limited	Hong Kong
News Publishers Holdings Pty. Limited #	Aust
News Sports Programming Pty. Limited #	Aust
News TV Magazines Pty. Limited	Aust
News U.S. Holdings Pty. Limited #	Aust
Newscorp Investment Partnership	Aust
Newscorp Music Pty. Limited #	Aust
Newscorp Overseas Limited	Cayman Islands
Pacific Publications (Fiji) Limited**	Fiji
Perth Print Pty. Limited #	Aust
Picture This Records Pty. Limited #	Aust
Radmar Pty. Limited #	Aust
Reef League Limited	Aust
Rosella Music Pty. Limited	Aust
Rugby International Pty. Limited #	Aust
SmartSource Marketing Pty. Limited	Aust
Sparad (No 9) Pty. Limited #	Aust
Sports Online Pty. Limited #	Aust
SRC Holdings Limited	Cayman Islands
Standard Newspapers Pty. Limited #	Aust
Star China Investment (No. 1) Limited	BVI
Super League Pty. Limited	Aust
Tejeku Pty. Limited #	Aust
Terrace Investments Pty. Limited #	Aust
Thanatos Pty. Limited	Aust
The Geelong Advertiser Pty. Limited	Aust
The Herald and Weekly Times Pty. Limited #	Aust
The North Queensland Newspaper Company Pty. Limited #	Aust
The Sydney Suburban Newspaper Company Pty. Limited #	Aust
T-Net Online Pty. Limited #	Aust
United Media Pty. Limited #	Aust
Valimanda Pty. Ltd	Aust
Wespre Pty. Limited #	Aust
Winston Investments Pty. Limited	Aust
NEWSCORP INVESTMENTS	UK
Admacroft Limited	UK
Applied Decision Systems Limited	UK
Broadsystem Limited	UK
Broadsystem Ventures Limited	UK

Note 33 Controlled entities (continued)

Company	Country of Incorporation
Canterpath Investments Limited	UK
Canterpath Limited	UK
Centrecore Limited	UK
Convoys Limited	UK
Convoys Pension Trustees Limited	UK
CRAIB Limited	Ireland
Delphi Internet Limited	UK
Deptford Cargo Handling Services Limited	UK
Educational Exhibitions Limited	UK
Eric Bemrose Limited	UK
Eric Bemrose Staff Pension Trustees Limited	UK
Eric Bemrose Works Pension Trustees Limited	UK
Festival Records International Limited	UK
Fiori Limited	UK
Firedup.com Limited	UK
HDM Worboys Limited	UK
Homeground Marketing Limited	UK
Integrated Solutions Development Limited	UK
KIP Limited	UK
Learnfree Limited	UK
Lyntress Limited	UK
Media Debt Collections Limited	UK
News (UK) Limited	UK
News 2026 Limited	UK
News Collins Holdings Limited	UK
News Collins Limited	UK
News Communications (HK) Limited	Hong Kong
News Corp Europe Limited	UK
News Corp Europe S.r.l.	Italy
News Corp Europe d.o.o	Croatia
Newscorp Finance Limited	Cayman Islands
News German Television Holdings GmbH	Germany
News Group Newspapers Limited	UK
News International (Advertisements) Limited	UK
News International Advertisements (Ireland) Limited	UK
News International Associated Services Limited	UK
News International Distribution Limited	UK
News International Holdings	UK
News International Limited	UK
News International Newspapers (Knowsley) Limited	UK
News International Newspapers (Scotland) Limited	UK
News International Newspapers (Ireland) Ltd	UK
News International Newspapers Limited	UK
News International Pension Trustees Limited	UK
News International Publishers Limited	UK
News International Supply Company Limited	UK
News International Television Investment Company Limited	UK
News Japan Programming Services	UK
News Magazines Holdings Limited	UK
News NCH	UK
News Network Holdings Limited	UK
News Network Limited	UK
News Notes Limited	UK
News of the World Limited	UK
News Omnimedia Limited	UK
News Outdoor Limited	UK
News Promotions Limited	UK
News Property One Limited	UK
News Property Two Limited	UK
News Property Three Limited	UK
News Publishers Limited	Bermuda
News Retail Services Limited	UK
News Securities B.V.	Netherlands
News Securitie B.V.	Netherlands
News Netherlands B.V.	Netherlands
News Television Japan	UK
News Television	UK
News Times Holdings Limited	UK
News UK Nominees Limited	UK
Newscorp Netherlands Antilles N.V.	Netherlands Antilles
Newscorp Preference Limited	Cayman Islands
NGN Editorial Pension Trustees Limited	UK
NGN Executive Pension Trustees Limited	UK
NGN Staff Pension Plan Trustees Limited	UK
NI Radio Limited	UK
NI Syndication Limited	UK
Nursery World Limited	UK
Ordinto Investments	UK
Radio Productions London Ltd	UK
Salcombe Securities Limited	UK
Satellite Marketing and Advertising Limited	UK
Sky Channel Limited	UK
The Sun Limited	UK
The Sunday Times Limited	UK
The Times Educational Supplement Limited	UK
The Times Higher Educational Supplement Limited	UK
The Times Limited	UK
The Times Literary Supplement Limited	UK
The Times Pension Trusts Limited	UK
Times Crosswords Limited	UK
Times Newspapers Holdings Limited	UK
Times Newspapers Limited	UK
Times Newspapers Production Company Limited	UK
TNL Pension Trustees Limited	UK
Tower Trustees Limited	UK
TSL Education Limited	UK
Virginia Three Limited	UK
Virginia Two Limited	UK
Worldwide Learning Limited	UK
HARPERCOLLINS PUBLISHERS INC.	USA
Editora Harper & Row de Brazil Ltda.	Brazil
Editora Vida Ltda.	Brazil
The Zondervan Corporation	USA
Vida Publishers, Inc.	USA
Zondervan (republica Dominicana) S.A	Dominican Republic
Zondervan International, Inc.	USVI
HARPERCOLLINS (UK)	UK
Collins Bartholomew Limited	UK
Collins Desktop Publishing Limited	NZ
Dolphin Bookclub Limited	UK
Dovcom Nominees Pty. Limited	Aust
Fourth Estate Limited	UK
George Allen & Unwin (Publ) Limited	UK
HarperKids Pty. Ltd	Aust
Harper Educational (Australia) Pty. Limited	Aust
HarperCollins Canada Limited	Canada

Note 33 Controlled entities (continued)

Company	Country of Incorporation
HarperCollins Investments (UK) Limited	UK
HarperCollins Publishers (Australia) Pty. Limited	Aust
HarperCollins Publishers (New Zealand) Limited	NZ
HarperCollins Publishers Limited	UK
HarperCollins Publishers Pensions Trustee Co. Limited	UK
HarperCollins Publishers Pty. Limited	Aust
Marshall Pickering Holdings Limited	UK
Pollokshields Printing Services Limited	UK
Thorsons Publishers Limited	UK
Thorsons Publishing Group Limited	UK
Times Books Group Limited	UK
Times Books Limited	UK
Unwin Hyman Limited	UK
William Collins Holdings Limited	UK
William Collins International Limited	UK
William Collins Sons & Company Limited	UK
NEWS PUBLISHING AUSTRALIA LIMITED	USA
21st Century Holdings Limited	Hong Kong
All Satellite T.V. Equipment Company Limited	Hong Kong
All Satellite Broadcasting Company Limited	BVI
Anurak Investments Ltd	Mauritius
ASkyB Holdings, Inc.	USA
Acetic Investments Ltd	Mauritius
Asian Broadcasting FZ-LLC	UAE
Asian Cable Systems Private Limited	Mauritius
Asian Music Corporation Limited	BVI
Austair, Inc.	USA
Australian Finance Company Inc.	USA
BAHU Taiwan Co., Ltd	Taiwan
Best Alliance Profits Limited	BVI
Balkan News Corporation EAD	Bulgaria
Broadsystem Incorporated	USA
BSkyB Holdco, Inc.	USA
Buzzer Investments Ltd	Mauritius
Cable Technology Asia Corporation	Philippines
Carlton Hall Ltd	Malaysia
Channel V Music Networks Limited Partnership	Hong Kong
Channel [V] Netherlands No 1 B.V.	Netherlands
Channel [V] Netherlands No 2 B V.	Netherlands
Crombie International Ltd	Mauritius
Cruden US Sub, Inc.	USA
Digital Star Company Limited	Cayman Islands
Dimples Investments Limited	BVI
DLO Corporation	USA
Eastrise Profits Limited	BVI
Edgecliff Investments Ltd	Mauritius
EFL Licensing, Inc.	USA
epartners Limited	USA
Evergreen Trading Co, Inc.	USA
FEG Holdings, Inc.	USA
Festival Books and Associates Limited**	Hong Kong
Fieldmouse Production, Inc.	USA
Fortune Star Entertainment (HK) Limited	Hong Kong
Fortune Star Entertainment (UK) Limited	UK
Fortune Star Entertainment Limited	BVI
Fox Acquisition Sub, Inc.	USA
Fox, Inc.	USA
Fox Studios East, Inc.	USA
Fox TV 10 Holdings, Inc.	USA
Fruition Goal Limited	BVI
Genuine Internet, Inc.	USA
Global Cricket Corporation Pte Limited	Singapore
Greenwich Investments Limited	Hong Kong
Heiko, LLC	USA
Heritage Broadcasting Group, Inc.	USA
Heritage GP, Inc.	USA
Heritage Media Corporation	USA
Heritage Media Management, Inc.	USA
Heritage Media Services, Inc.	USA
HMI Broadcasting Corporation	USA
Hong Kong DTV Company Limited	Hong Kong
Indian Region Broadcasting Limited	Hong Kong
Indya.com Portal Private Limited **	India
International Global Networks B.V.	Netherlands
Invicom Limited	Ireland
Kayrem US Sub, Inc.	USA
KIHT, Inc.	USA
Kushmore Profits Limited	BVI
Live Wire Programme Trading Company Private Limited**	India
LJL Corp.	USA
LTVGIA Holdco, Inc.	USA
LUVSG Holdco, Inc.	USA
Mandarin-Media Assets Limited	BVI
Maximum Marks Limited	Hong Kong
Media Assets (Cayman) Limited	Cayman Islands
Media Consultancy YH	Korea
Moonglow International Limited	BVI
Mulberry Investments Ltd	Mauritius
Murdoch Publications, Inc.	USA
NAHI Real Estate Corporation	USA
NAI Media International, Inc.	USA
NAPI G.P. Corp., Inc.	USA
NAPI/WNS, Inc.	USA
NDS Holdco, Inc.	USA
Network Digital Distribution Services FZ-LLC	UAE
New Found International Limited	BVI
New NPAL, Inc.	USA
New STAR US Holdings, Inc.	USA
News Air, Inc.	USA
News Advertising Sales, Incorporated	USA
News America DTH Leasing, Inc.	USA
News America DTH Techco, Inc.	USA
News America Finance, Inc.	USA
News America Holdings Incorporated	USA
News America Incorporated	USA
News America In-Store, Inc.	USA
News America Magazines, Inc.	USA
News America Marketing FSI, Inc.	USA
News America Marketing In-Store Services, Inc.	USA
News America Marketing Interactive, Inc.	USA
News America Marketing Properties, Inc.	USA
News America Publishing Incorporated	USA
News America Real Estate, Inc.	USA
News Asia Pacific Investments Partnership	USA
News Asia Pacific Holdings Partnership	USA
News Bulgaria, Inc.	USA
News Bulgaria Television, LLC	USA

Note 33 Controlled entities (continued)

Company	Country of Incorporation
News Cayman 2000 Limited	Cayman Islands
News Cayman DTH (Mexico) Limited	Cayman Islands
News Cayman DTH Limited	Cayman Islands
News Cayman Holdings Limited	Cayman Islands
Newscorp Cayman International Limited	Cayman Islands
News Corporation (China) Limited	Hong Kong
News Corporation Subsidiary, Inc.	USA
News Croatia Inc.	USA
News Digital Media, Inc.	USA
News DTH (Latin America) Investments Ltd	Cayman Islands
News DTH (Mexico) Investments Ltd	Cayman Islands
News DTH do Brasil Comercios & Paticipacoes	Brazil
News DTH Argentina Holdings, Inc.	USA
News DTH Investment Ltd	Cayman Islands
News Finance (Cayman) Limited	Cayman Islands
News Group / Times Newspapers U.K., Inc.	USA
News Group Realty Corporation	USA
News In-Flight Network Company	USA
News Investments UK Limited	USA
News Limited of Australia, Inc.	USA
News Marketing Canada Corp.	Canada
News PD Investments (BVI) Limited	BVI
News PLD LLC	USA
News Publishers Investments Pty. Limited	Aust
News Regional Sports Holdings Limited	Cayman Islands
News Regional Sports Member Limited	Cayman Islands
News Romania Inc.	USA
News Sports Programming, Inc.	USA
News STAR US Holdings Subsidiary, Inc.	USA
News T Investments, Inc.	USA
News T Magazines, Inc.	USA
News T Operations, Inc.	USA
News Television B.V.	Netherlands
News Triangle Finance, Inc.	USA
News Yacht Limited	Cayman Islands
NJHBV HoldCo Inc	USA
NYP Holdings, Inc.	USA
NYP Realty Corporation	USA
Omni Holdings, Inc.	USA
Pine Hill Investments Private Ltd	Mauritius
Precision Components Private Limited**	India
Quazar Investments (Mauritius) Limited	Mauritius
Repaca, Inc.	USA
Riddle Investments Ltd	Mauritius
Rugged Limited	Bermuda
SAAS Taiwan Co., Ltd	Taiwan
San Antonio Film Features, Inc.	USA
Satellite Television Asian Region B.V.	Netherlands
Satellite Television Asian Region Limited	Hong Kong
SESLA, Inc.	USA
SGH Stream Sub, Inc.	USA
SGL Entertainment Limited	BVI
Shining Profits Limited	BVI
Sky Global Holdings, Inc.	USA
Sky Global Holdings LLC	USA
Sky Global Networks, Inc.	USA
Sky Global Operations, Inc.	USA
Sky Global Services, Inc.	USA
Sky Hill Enterprises Limited	Hong Kong

Company	Country of Incorporation
Smart Source Direct, Inc.	USA
Spanish Investments Ltd	Mauritius
Sports Team Analysis and Tracking System of Missouri,Inc.	USA
STARTV ATC Holding Limited	BVI
STARTV.COM (BVI) Limited	BVI
STARTV.COM Holdings Limited	Bermuda
Starvision Hong Kong Limited	Hong Kong
Star (China) Limited	BVI
Star (China) Ltd	China
Star (Middle East) Limited	BVI
Star (Taiwan) Limited	BVI
Star Advertising Sales Limited	UK
Star Alfaro Ltd	Cayman Islands
Star Asia Region FZ-LLC	UAE
Star Asian Movies Limited	BVI
Star Astorage Ltd	Cayman Islands
Star Baazee Investment Limited	BVI
Star Barbastro Ltd	Cayman Islands
Star Daroca Ltd	Cayman Islands
Star DTH (No. 1) Co. Ltd	Mauritius
Star EKCS Cable Holding Company Limited	Cayman Islands
Star Encryption Networks Limited	Cayman Islands
Star Group Limited	Cayman Islands
Star India Private Limited	India
Star Indiaproperties Investment Limited	BVI
Star International Movies Limited	BVI
Star Investment Company Limited by shares	Taiwan
Star ISP Ltd	Mauritius
Star Lerida Ltd	Cayman Islands
Star Macedo Ltd	Cayman Islands
Star Mertola Ltd	Cayman Islands
Star Motilla Ltd	Cayman Islands
Star News Broadcasting Limited	BVI
Star Regional (SEA) Pte. Ltd	Singapore
Star Serpa Ltd	Cayman Islands
Star Television Advertising Limited	BVI
Star Television Asia Limited	BVI
Star Television Entertainment Limited	BVI
Star Television News Limited	BVI
Star Television Oriental Limited	BVI
Star Television Productions Limited	BVI
Star Television Technical Services Limited	BVI
Star TV (Nominees) Limited	Hong Kong
Star TV Filmed Entertainment (HK) Limited	Hong Kong
Star TV Filmed Entertainment Limited	BVI
STAR US Holdings, Inc.	USA
STAR US Holdings Subsidiary LLC	USA
Star Villena Ltd	Cayman Islands
Star Zafra Ltd	Cayman Islands
Success Echo Limited	BVI
Superfair Development Limited	Hong Kong
Supermarket Radio Network, Inc.	USA
SVJ Holding Limited	Mauritius
TENC, Inc.	USA
The Express-News Corporation	USA
The News Corporation Limited Japan	Japan
TI US Sub, Inc.	USA
Touch Tele Content (India) Private Limited	India
Twentieth Century Fox Film Distributors Pty. Limited	USA

Note 33 Controlled entities (continued)

Company	Country of Incorporation
TVGH Holdco, Inc.	USA
V Business (Thai) Limited	Thailand
vDotcom (Thailand) Company Limited	Thailand
Vdotcom Holdings Limited	Hong Kong
WGH, Inc.	USA
WIL Music, Inc.	USA
World Printing Company, Inc.	USA
WVAI, Inc.	USA
Yarraton Limited	BVI
Xing Kong Chuan Mei Group Co., Ltd	BVI

Company	Country of Incorporation	Percent Ownership
Advert LLC	Russia	50.85%
AH WR Pty. Limited	Aust	62.50%
Alanda Techstroy LLC	Russia	50.85%
Aldril International Limited	BVI	50.85%
Anzh LLC	Russia	25.93%
APR City/TVD LLC	Russia	50.85%
APR Petersburg LLC	Russia	50.85%
Atena Servizi S.p.A.	Italy	80.10%
Ator-Alliance LLC	Russia	50.85%
Ator-Media LLC	Russia	50.85%
Beijing PDN Xin Ren Information Technology Co. Limited	China	69.60%
Brisbane Broncos Limited	Aust	68.87%
Channel Digitale S.r.I.	Italy	80.10%
Citylight LLC	Russia	50.85%
Classic FM VOF	Netherlands	59.17%
Cobuild Limited	UK	75.00%
Display LLC	Russia	50.85%
epartners UK Management Limited	UK	80.00%
Espar Analyst LLC	Russia	23.67%
European Outdoor Company Inc	BVI	50.85%
eVentures Limited	UK	50.00%
Forcewide Limited	Hong Kong	60.00%
Gamma Televisiva S.p.A.	Italy	80.10%
Infosports NRL Pty. Limited	Aust	90.00%
Kiwi Services Limited***	BVI	25.93%
News Media LLC.	Russia	50.00%
Media Support Services Limited	BVI	50.85%
Mercury Outdoor Displays Limited	BVI	50.85%
Microtrans Limited	UK	80.00%
Multimedia Holdings B.V.	Netherlands	50.00%
Natural History Limited	NZ	80.00%
News Offset Limited	UK	75.00%
News Out of Home BV	Netherlands	75.00%
News Out of Home GmbH	Austria	75.00%
News Out of Home Limited	UK	75.00%
News Outdoor Czech Republic Sro	Czech Republic	75.00%
News Outdoor Hungary Kft	Hungary	75.00%
News Outdoor NN LLC***	Russia	25.93%
News Outdoor Romania S.R.L	Romania	75.00%
News Outdoor Russia LLC	Russia	50.85%
Newsett Limited	UK	50.00%
News Radio (Romania) S.r.l.***	UK	12.50%
News Telemedia Europe Limited	UK	70.00%
News Television (Romania) S.r.l.***	Romania	12.50%
Nizhnoreklama LLC***	Russia	25.93%
North-West Factory LLC	Russia	50.85%
North-West Production LLC	Russia	50.85%
Northern Outdoor Displays Limited	BVI	50.85%
Omega TV S.p.A.	Italy	80.10%
Outdoor LLC	Russia	50.85%
Outdoor Advertising Research Limited	BVI	24.92%
Outdoor Marketing LLC	Russia	50.85%
Outdoor Marketing Region LLC	Russia	50.85%
Outdoor Media Management LLC	Russia	50.85%
Outdoor Systems Limited*	BVI	50.85%
Pioneer Asset Media Corp	BVI	50.85%
Post Courier Limited	PNG	62.50%
Primesite Limited	BVI	50.85%

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Primesite LLC	Russia	50.85%
Radio Veronica 103 FM BV	Netherlands	93.00%
Radio 103 BV	Netherlands	93.00%
Radio Modern LLC	Russia	50.00%
Radio Natsionalnoi Sluzhbi Novostei	Russia	50.00%
Radio Nostalgia LLC	Russia	50.00%
RCMO Advertising Centre of Moscow Region LLC	Russia	25.43%
Rekart International Limited	BVI	50.85%
Reklama Service LLC	Russia	50.85%
Rekart Media LLC	Russia	50.85%
Rektime LLC***	Russia	25.93%
Rim NN LLC***	Russia	25.93%
Rosserv LLC***	Russia	25.93%
SBUKV Management Limited	UK	80.00%
Scrope Trade & Finance S.A.	BVI	50.85%
Service Reklama LLC	Russia	50.85%
SKY Italia S.r.l.	Italy	80.10%
Sky News S.r.l.	Italy	80.10%
Sky Radio A/S	Denmark	93.00%
Sky Radio B.V.	Netherlands	93.00%
Sky Radio Evenementen BV	Netherlands	93.00%
Sky Radio Hessen GmbH and Co. KG	Germany	93.00%
Sky Radio Verwaltung GmbH	Germany	93.00%
Sky Radio Limited	UK	93.00%
Sky TV Italia S.r.l.	Italy	80.10%
South Pacific Post Pty. Limited	PNG	62.50%
St Petersburg Advertising LLC	Russia	50.85%
STAR Group Regional (Thailand) Ltd	Thailand	73.99%
STAR International Holding (Thailand) Co., Ltd ***	Thailand	49.00%
STAR-TRAVEL.COM Limited	BVI	82.28%
Techno Stroy LLC ***	Russia	25.93%
Tele+ S.r.l.	Italy	80.10%
Telecare S.p.A.	Italy	80.10%
Telepiu Funding S.A.	Italy	80.10%
Telepiu S.p.A.	Italy	80.10%
Town & City II S.A	Poland	75.00%
TV Romania BV	Netherlands	12.50%
Ultra Production LLC	Russia	50.00%
United Outdoor Holding Inc	BVI	50.85%
Universal Advertising Equipment Company	USA	50.85%
Vector Design Associates Limited	Belize	50.85%
VIJAY Television Private Limited	India	56.11%
Vivid Pink Limited ***	BVI	25.93%
White Nights Advertising Limited	BVI	50.85%
Wild Plum Limited ***	BVI	25.93%
FOX ENTERTAINMENT GROUP, INC.	USA	82.06%
18th Street Productions, Inc	USA	82.06%
19th Holdings Corporation	USA	82.06%
21st Century Fox Film Corporation	USA	82.06%
AHN/FIT Cable, LLC	USA	82.06%
AHN/FIT Holdings, Inc.	USA	82.06%
AHN/FIT Internet, LLC	USA	82.06%
AHN/FIT Ventures, Inc.	USA	82.06%
America's Prince Productions Ltd	Canada	82.06%
America's Prince Productions, Inc.	USA	82.06%
Ames Entertainment Ltd.	Canada	82.06%
ARC Holding, Ltd.	USA	82.06%
Auction Media Ventures, LLC	USA	82.06%

Company	Country of Incorporation	Percent Ownership
Baja Holdings, Inc.	USA	82.06%
Baja Studios, Inc.	USA	82.06%
Bazmark Film Pty. Limited	Aust	82.06%
Because He Can Productions, Inc.	USA	82.06%
BHC International Television, Inc.	USA	82.06%
BHC Network Partner II, Inc.	USA	82.06%
BHC Network Partner III, Inc.	USA	82.06%
BHC Network Partner, Inc.	USA	82.06%
BHC Properties, Inc.	USA	82.06%
Blacktree Productions, LLC	USA	82.06%
Bluebush Productions, LLC	USA	82.06%
Blue Sky Studios, Inc.	USA	82.06%
BST, S.A. de C.V.	Mexico	82.06%
Camp Management Incorporated,S.A.	Dominican Republic	82.06%
Can't Can't Productions, Inc.	USA	82.06%
CANLaws Productions Ltd	Canada	82.06%
Cannell Entertainment, Inc.	USA	82.06%
Cannell Production Services, Inc.	Canada	82.06%
CANSand Productions Ltd.	Canada	82.06%
CCI Broadcasting, Inc.	USA	82.06%
CCI Television Productions, Inc.	USA	82.06%
CCI Television, Inc.	USA	82.06%
Centfox Film GmbH	Austria	82.06%
Centfox - Film, GSmbH	Austria	82.06%
Cinemascope Products, Inc.	USA	82.06%
Clearwater Entertainment, Inc.	USA	82.06%
Colony Productions, Ltd.	Canada	82.06%
Cornwall Venture L.L.C.	USA	82.06%
Cotton Cage Productions, Inc.	USA	82.06%
Crash, LLC	USA	82.06%
D.A.W. Productions, Inc.	USA	82.06%
DAS Productions Ltd.	Canada	82.06%
DAS Productions, Inc.	USA	82.06%
DAT Productions, Inc.	USA	82.06%
Day John Died Productions, Inc.	USA	82.06%
Deliberate Intent Productions Ltd.	Canada	82.06%
Deliberate Intent, Inc.	USA	82.06%
Deluxe Laboratories Film Storage, Inc.	USA	82.06%
Died Rich Productions Ltd.	Canada	82.06%
Digital Leaseholds, Inc.	USA	82.06%
Drive-In Cinemas Limited	Kenya	82.06%
ELC Productions Ltd	Canada	82.06%
Elektra Productions, Inc	USA	82.06%
Elling Productions, Inc.	USA	82.06%
Emmett Street Films, Inc.	USA	82.06%
End of Day Productions, Inc	USA	82.06%
Evergreen Television Production, Inc.	USA	82.06%
F4 Productions, Inc.	USA	82.06%
FA Productions, Inc.	USA	82.06%
Family Forensics Productions, Inc.	USA	82.06%
FBC Sub, Inc.	USA	82.06%
Fever Pitch Productions, Inc.	USA	82.06%
FF Productions Limited	Canada	82.06%
Final Stretch Productions, Inc.	USA	82.06%
FLAC Worldwide LLC	USA	82.06%
Footsteps Productions Ltd.	Canada	82.06%
Footsteps Productions, Inc.	USA	82.06%
Four Star Entertainment Corp.	USA	82.06%
Four Star International, Inc.	USA	82.06%

165

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Fox 21, Inc.	USA	82.06%
Fox Animation Los Angeles, Inc.	USA	82.06%
Fox Animation Studios, Inc.	USA	82.06%
Fox Australia Investments Pty. Limited	Aust	82.06%
Fox Australia Pty. Limited	Aust	82.06%
Fox Baseball Holdings, Inc.	USA	82.06%
Fox Broadcasting Company	USA	82.06%
Fox Broadcasting Sub, Inc.	USA	82.06%
Fox BSB Holdco, Inc.	USA	82.06%
Fox Cable Networks, Inc.	USA	82.06%
Fox Cable Networks Productions, LLC	USA	82.06%
Fox Cable Network Services, LLC	USA	82.06%
Fox Cable Ventures, Inc.	USA	82.06%
Fox Cable RPP Holdings, Inc.	USA	82.06%
Fox Cable Technical Operations, Ltd.	USA	82.06%
Fox Center Productions, Inc.	USA	82.06%
Fox Channels Colombia Ltda.	Colombia	82.06%
Fox Channels Japan, Inc,	USA	82.06%
Fox Channels Venezuela, S.R.L.	Venezuela	82.06%
Fox Circle Productions, Inc.	USA	82.06%
Fox College Sports, Inc.	USA	82.06%
Fox Daytime Prods., Inc.	USA	82.06%
Fox Development Group, Inc.	USA	82.06%
Fox Dome Holding Company, Inc	USA	82.06%
Fox East Productions, Inc.	USA	82.06%
Fox Film De Cuba S.A.	Cuba	82.06%
Fox Film de la Argentina S.A.	Argentina	82.06%
Fox Film Do Brasil Ltda.	Brazil	82.06%
Fox Film Music Corporation	USA	82.06%
Fox Filmed Entertainment Australia Pty. Limited	Aust	82.06%
Fox Global Holdings, Inc.	USA	82.06%
Fox Home Entertainment Ltd.	UK	82.06%
Fox Home Entertainment Worldwide, LLC	USA	82.06%
Fox Interactive Ltd.	UK	82.06%
Fox Interactive, Inc.	USA	82.06%
Fox Interamericana S.A.	Mexico	82.06%
Fox International Channels (UK) Limited	UK	82.06%
Fox International Channels (US), Inc.	USA	82.06%
Fox International Channels Espana S.L.	Spain	82.06%
Fox International Channels Italy S.r.L.	Italy	82.06%
Fox International Equity, Inc.	USA	82.06%
Fox International, Inc.	USA	82.06%
Fox Island Productions, Inc.	USA	82.06%
Fox Japan Movie Channels, Inc.	USA	82.06%
Fox Lane Productions, Inc.	USA	82.06%
Fox LAPTV LLC	USA	82.06%
Fox Late Night Productions, Inc.	USA	82.06%
Fox Latin American Channels do Brasil Ltda.	Brazil	82.06%
Fox Latin American Channel, Inc.	USA	82.06%
Fox Latin American Channel SRL	Argentina	82.06%
Fox Media Services, Inc.	USA	82.06%
Fox Mobile Holdings, LLC	USA	61.13%
Fox Moore Park Pty. Limited	Aust	82.06%
Fox Motion Picture Venture No. 1, Inc.	USA	82.06%
Fox Movie Channel, Inc.	USA	82.06%
Fox Movietonews, Inc.	USA	82.06%
Fox Music, Inc.	USA	82.06%
Fox Net, Inc.	USA	82.06%
Fox News Holdings, Inc.	USA	82.06%
Fox News Network, LLC	USA	82.06%
Fox News Productions, Inc.	USA	82.06%
Fox News Service, Inc.	USA	82.06%
Fox News, Inc.	USA	82.06%
Fox Nitetime Prods., Inc.	USA	82.06%
Fox Optco, LLC	USA	82.06%
Fox Partnership Investment Pty. Limited	Aust	82.06%
Fox Pay - Per - View Services, Inc.	USA	82.06%
Fox Production Services Pty. Limited	Aust	82.06%
Fox Professional Services 2, LLC	USA	82.06%
Fox Professional Services 3, LLC	USA	82.06%
Fox Professional Services, LLC	USA	82.06%
Fox Records, Inc.	USA	82.06%
Fox Regional Sports Holdings, Inc.	USA	82.06%
Fox Regional Sports Member II, Inc.	USA	82.06%
Fox Searchlab, Inc.	USA	82.06%
Fox Searchlight Pictures, Inc.	USA	82.06%
Fox Searchlight UK Limited	UK	82.06%
Fox Services, Inc.	USA	82.06%
Fox Software, Inc.	USA	82.06%
Fox Sports Arena, LLC	USA	82.06%
Fox Sports Baseball Holdings, Inc.	USA	82.06%
Fox Sports Interactive Media, LLC	USA	82.06%
Fox Sports International B.V	Netherlands	82.06%
Fox Sports International, Inc.	USA	82.06%
Fox Sports International Distribution Ltd.	Cayman Islands	82.06%
Fox Sports Israel Distribution LLC	USA	82.06%
Fox Sports Middle East Ltd.	Cayman Islands	82.06%
Fox Sports Net Arizona, LLC	USA	82.06%
Fox Sports Net Bay Area Holdings, LLC	USA	82.06%
Fox Sports Net Canada Holdings, LLC	USA	82.06%
Fox Sports Net Chicago Holdings, LLC	USA	82.06%
Fox Sports Net Detroit, LLC	USA	82.06%
Fox Sports Net Distribution, LLC	USA	82.06%
Fox Sports Net Financing, Inc.	USA	82.06%
Fox Sports Net National Ad Sales Holdings, LLC	USA	82.06%
Fox Sports Net National Network Holdings, LLC	USA	82.06%
Fox Sports Net North, LLC	USA	82.06%
Fox Sports Net Northwest, LLC	USA	82.06%
Fox Sports Net Pittsburgh, LLC	USA	82.06%
Fox Sports Net Rocky Mountain LLC	USA	82.06%
Fox Sports Net West 2, LLC	USA	82.06%
Fox Sports Net West, LLC	USA	82.06%
Fox Sports Net, Inc.	USA	82.06%
Fox Sports Productions, Inc.	USA	82.06%
Fox Sports RPP Holdings, Inc.	USA	82.06%
Fox Sports U.S. Distribution LLC	USA	82.06%
Fox Sports World Middle East, LLC	USA	82.06%
Fox Sports World, LLC	USA	82.06%
Fox Square Productions (Canada), Inc.	USA	82.06%
Fox Square Productions, Inc.	USA	82.06%
Fox Stations Sales, Inc.	USA	82.06%
Fox Studios Australia Pty. Limited	Aust	82.06%
Fox Television Animation, Inc.	USA	82.06%
Fox Television Group S. de R.L. de C.V.	Mexico	82.06%
Fox Television Holdings, Inc.	USA	82.06%
Fox Television Stations of Birmingham, Inc.	USA	82.06%
Fox Television Stations, Inc.	USA	82.06%
Fox Television Stations of Philadelphia, Inc.	USA	82.06%

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Fox Television Studios Productions, Inc.	USA	82.06%
Fox Television Studios, Inc.	USA	82.06%
Fox Town Holdco, Inc.	USA	82.06%
Fox Transactional TV, Inc.	USA	82.06%
Fox Tunes, Inc.	USA	82.06%
Fox Unit Investment Pty. Limited	Aust	82.06%
Fox Video International Corporation	USA	82.06%
Fox West Pictures, Inc.	USA	82.06%
Fox World Australia Pty. Limited	Aust	82.06%
Fox World Productions, Inc.	USA	82.06%
Fox World UK Limited	UK	82.06%
Fox World Ventures Holland, Inc.	USA	82.06%
Fox Worldwide Telecommunications LLC	USA	82.06%
Fox Worldwide Television LLC	USA	82.06%
Fox Worldwide Theatrical LLC	USA	82.06%
Fox/UTV Holdings, Inc.	USA	82.06%
Foxfilmes Limitada	Portugal	82.06%
Foxlab, Inc.	USA	82.06%
Fox-NGC (International) Holdings, Inc.	USA	82.06%
Fox-NGC (US) Holdings, Inc.	USA	82.06%
FoxStar Productions, Inc.	USA	82.06%
FoxVideo International Distribution, Inc.	USA	82.06%
FoxVideo Ltd.	UK	82.06%
FoxVideo New Zealand Limited	NZ	82.06%
FoxView, Inc.	USA	82.06%
FRSM FX, Inc.	USA	82.06%
FRSM Holdings, Inc.	USA	82.06%
FRT Productions, Inc.	USA	82.06%
FS Australia LLC	USA	82.06%
FS Spanish Channels LLC	USA	82.06%
FSI SPV, Inc.	USA	82.06%
FSO Productions, Inc.	USA	82.06%
FTS Boston, Inc.	USA	82.06%
FTS Investments, Inc.	USA	82.06%
FTS North Carolina, Inc.	USA	82.06%
FTS Philadelphia, Inc.	USA	82.06%
Fuel TV, Inc	USA	82.06%
Fury Road Productions Pty. Limited	Aust	82.06%
FWA Productions, Inc.	USA	82.06%
FX Networks, LLC	USA	82.06%
Galaxy Way Finance Company, Inc.	USA	82.06%
Galaxy Way Productions, Inc.	USA	82.06%
GATV Productions, Inc.	USA	82.06%
Geek Productions, Inc.	USA	82.06%
Genesis Video Entertainment, Inc.	USA	82.06%
Georgetown Productions Ltd.	Canada	82.06%
Georgetown Productions, Inc.	USA	82.06%
Giant Bowling Pin Productions, Inc.	USA	82.06%
Glen Avenue Films, Inc.	USA	82.06%
Glimpse of Hell Productions Ltd.	Canada	82.06%
Glimpse of Hell Productions, Inc.	USA	82.06%
Glow Productions Ltd.	Canada	82.06%
Gold Key Entertainment, Inc.	USA	82.06%
Gone Fission, Inc.	USA	82.06%
Good Ghouls, Inc.	USA	82.06%
Green River Productions Ltd.	Canada	82.06%
Greenleaves Productions, Inc.	USA	82.06%
GTH-103, Inc.	USA	82.06%
Gum Tree Productions Pty. Limited	Aust	82.06%
Guthy-Renker Holding Corporation	USA	82.06%
Harmon Cove Productions, Inc.	USA	82.06%
Harsh Realm US Prodco, Inc.	USA	82.06%
HEC Holdco, Inc.	USA	82.06%
Highgate Pictures, Inc.	USA	82.06%
Highgate Productions, Inc.	USA	82.06%
Hispano FoxFilm S.A.E.	Spain	82.06%
Hornrim Productions, Inc.	USA	82.06%
Hot Zone Productions, Inc.	USA	82.06%
HP Integration, Inc.	USA	82.06%
Hurt Bert Productions, Inc.	USA	82.06%
HZ Productions Ltd.	Canada	82.06%
In-Cine Distribuidora Cinematografica, S.L.	Spain	82.06%
ISP Transponder LLC	USA	82.06%
J&A Productions, Inc.	Canada	82.06%
KCOP Television, Inc.	USA	82.06%
KDFW License, Inc.	USA	82.06%
KDFW Television, Inc.	USA	82.06%
KNSD License, Inc.	USA	82.06%
Kronenberg Chronicles, Inc.	USA	82.06%
KSAZ License, Inc.	USA	82.06%
KSAZ Television, Inc.	USA	82.06%
KTBC License, Inc.	USA	82.06%
KTBC Television, Inc.	USA	82.06%
KTVI License, Inc.	USA	82.06%
KTVI Television, Inc.	USA	82.06%
L.C. Holding Corp.	USA	82.06%
LAPTV A Corporation	USA	82.06%
LAPTV B Corporation	USA	82.06%
Larchmont Productions, Inc.	USA	82.06%
Latin America Finance Company, Inc.	Cayman Islands	82.06%
Law Productions Ltd.	Canada	82.06%
Leap Off Productions, Inc.	USA	82.06%
Learning Corporation of America	USA	82.06%
Learning Corporation of America Films, Inc.	USA	82.06%
Les Productions Fox-Europa S.A.	France	82.06%
Liberty Productions, Inc.	USA	82.06%
Liberty/Fox Southeast LLC	USA	82.06%
Library Holdings, Inc.	USA	82.06%
Looks At Productions, Inc.	USA	82.06%
Lunit Productions, Inc.	USA	82.06%
Millennium Canadian Productions East Ltd.	Canada	82.06%
Millennium Canadian Productions Ltd.	Canada	82.06%
Millennium US Prodco, Inc.	USA	82.06%
Mirror Pictures Corporation	USA	82.06%
Monet Lane Prods., Inc.	USA	82.06%
Monty Two, Inc.	USA	82.06%
Mooseport Productions, Inc.	USA	82.06%
Mounty Productions Ltd.	Canada	82.06%
Movietonews, Inc.	USA	82.06%
MVP Video Productions, Inc.	USA	82.06%
NA Property Holdings, Inc.	USA	82.06%
National Studios, Inc.	USA	82.06%
Natural Blonde Films, Inc.	USA	82.06%
Natural History New Zealand Ltd.	NZ	82.06%
Netherlands Fox Film Corporation B.V.	Netherlands	82.06%
New Dallas Media, Inc.	USA	82.06%
New DMIC, Inc.	USA	82.06%
New Millennium Investors LLC	USA	82.06%

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
New World Administration	USA	82.06%
New World Animation, Ltd.	USA	82.06%
New World Communications Group Incorporated	USA	82.06%
New World Communications of Atlanta, Inc.	USA	82.06%
New World Communications of Detroit, Inc.	USA	82.06%
New World Communications of Kansas City, Inc.	USA	82.06%
New World Communications of Milwaukee, Inc.	USA	82.06%
New World Communications of Ohio, Inc.	USA	82.06%
New World Communications of St Louis, Inc.	USA	82.06%
New World Communications of Tampa, Inc.	USA	82.06%
New World Entertainment, Ltd.	USA	82.06%
New World Pictures, Ltd.	USA	82.06%
New World Television Incorporated	USA	82.06%
New World Television Productions, Inc.	USA	82.06%
New World Television Programming	USA	82.06%
New World Video	USA	82.06%
New World/Genesis Distribution	USA	82.06%
News Broadcasting Japan Co. Ltd	Japan	82.06%
News From The Edge Productions Ltd.	Canada	82.06%
News From The Edge, Inc.	USA	82.06%
News Germany Holding GmbH	Germany	82.06%
News Preferred Finance, Inc.	USA	82.06%
NF Productions, Inc.	USA	82.06%
Norcal Communications, Inc.	USA	82.06%
Northgate Productions, Inc.	USA	82.06%
NW Communications of Austin, Inc.	USA	82.06%
NW Communications of Phoenix, Inc.	USA	82.06%
NW Communications of San Diego, Inc.	USA	82.06%
NW Communications of Texas, Inc.	USA	82.06%
NW Management Incorporated	USA	82.06%
NW Programs Incorporated	USA	82.06%
NWC Acquisition Corporation	USA	82.06%
NWC Holdings Corporation	USA	82.06%
NWC Intermediate Holdings Corporation	USA	82.06%
NWC Management Corporation	USA	82.06%
NWC Sub I Holdings Corporation	USA	82.06%
NWC Sub II Holdings Corporation	USA	82.06%
NWCG Holdings Corporation	USA	82.06%
NWE Holdings Corporation	USA	82.06%
NWE Sub I Incorporated	USA	82.06%
NWTV Intermediate Holdings Corporation	USA	82.06%
O/Y Fox Film A/B	Finland	82.06%
Oregon Television, Inc.	USA	82.06%
P&T Productions, Inc.	USA	82.06%
Panoramic Productions, Inc.	USA	82.06%
Pico Films, Inc.	USA	82.06%
Pinelands Broadcasting, Inc.	USA	82.06%
Pinelands, Inc.	USA	82.06%
President Video Limited	UK	82.06%
Prime Network LLC	USA	82.06%
Prime Time Media, Inc.	USA	82.06%
Rags Productions, Inc.	USA	82.06%
Raekwon Productions Ltd.	Canada	82.06%
Raekwon Productions, Inc.	USA	82.06%
Ray Tracing Films, Inc.	USA	82.06%
Redemption Productions, Inc.	USA	82.06%
Redweed Productions, LLC	USA	82.06%
REI Datacast, Inc.	USA	82.06%
Reunite Productions, Inc.	USA	82.06%
Rewind Music, Inc.	USA	82.06%
Rubicon Enterprises, Inc.	USA	82.06%
SAI Productions Ltd.	Canada	82.06%
Say It Isn't So Productions, Inc.	USA	82.06%
SC Productions, Inc.	USA	82.06%
Schrodinger's Cat Productions, Inc.	USA	82.06%
SCI Sub I Incorporated	USA	82.06%
SCI Subsidiary Corporation	USA	82.06%
SCPI, Inc.	USA	82.06%
Servicios BST, S.A. de C.V.	Mexico	82.06%
Seven Seas Ventures II, Inc.	USA	82.06%
Shadow Productions, Ltd.	UK	82.06%
Shadow Walkers Productions Ltd.	Canada	82.06%
Shoot the Horse Productions, Inc.	USA	82.06%
Sin Eater Productions, Inc.	USA	82.06%
Small Cages Productions, Inc.	USA	82.06%
SOB Productions, Inc.	USA	82.06%
Speed Channel, Inc.	USA	82.06%
Sports Geniuses, Inc.	USA	82.06%
Sports Holding, Inc.	USA	82.06%
Sports One, LLC	USA	82.06%
SportSouth Holdings, LLC	USA	61.13%
Springwood Productions, Inc.	USA	82.06%
Sprocket Music, Inc.	USA	82.06%
STF Productions, Inc.	USA	82.06%
Strange Universe Productions, Inc.	USA	82.06%
Strange World Productions, Inc.	USA	82.06%
Strike-A-Match Productions, Inc.	USA	82.06%
Studios De La Playa, S.A. de C.V.	Mexico	82.06%
Sunshine Network, Inc.	USA	82.06%
TCF Canadian TV Enterprises, Inc.	USA	82.06%
TCF Digital Holdings, Inc.	USA	82.06%
TCF Distributing, Inc.	USA	82.06%
TCF Eastern Europe, Inc.	USA	82.06%
TCF Harsh Realm Productions, Inc.	USA	82.06%
TCF Hungary Film Rights Exploitation Limited Liability Company	Hungary	82.06%
TCF Music Publishing, Inc.	USA	82.06%
TCF Speed II Productions, Inc.	USA	82.06%
TCFTV Canadian Productions, Inc.	USA	82.06%
TCFTV Canadian Services, Inc.	USA	82.06%
TCFTV CanPro II, Inc.	Canada	82.06%
TCFTV CanPro III Ltd.	Canada	82.06%
TCFTV CanPro, Inc.	USA	82.06%
TCFTV US Prodco #1, Inc.	USA	82.06%
TCFTV US Prodco #2, Inc.	USA	82.06%
TCFTV US Prodco #3, Inc.	USA	82.06%
TCFTV US Prodco #4, Inc.	USA	82.06%
TCFTV US Prodco #5, Inc.	USA	82.06%
TCFTV US Prodco #6, Inc.	USA	82.06%
TCFTV US Prodco #7, Inc.	USA	82.06%
TCFTV US Prodco #8, Inc.	USA	82.06%
TCFTV US Prodco #9, Inc.	USA	82.06%
TCFTV US Prodco #10, Inc.	USA	82.06%
TCFTV US Prodco #11, Inc.	USA	82.06%
TCFTV US Prodco #12, Inc.	USA	82.06%
TCFTV Van II Services Ltd.	Canada	82.06%
TCFTV Van Services Ltd.	Canada	82.06%
TCFTV Worldwide Productions, Inc.	USA	82.06%

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
The Barn Productions, Inc.	USA	82.06%
The Colony Productions, Inc.	USA	82.06%
The Fox Interactive Store, Inc.	USA	82.06%
The Fox Store, Inc.	USA	82.06%
The Greenblatt Janollari Studio, Inc.	USA	82.06%
The Test Productions, Inc.	USA	82.06%
Tintagel Investors L.L.C.	USA	82.06%
Tomorrow Films Ltd.	Canada	82.06%
Transient Films, Inc.	USA	82.06%
Trash Productions, Inc.	USA	82.06%
TVF II Productions, Inc.	USA	82.06%
TVF Productions, Inc.	USA	82.06%
TVM Productions, Inc.	USA	82.06%
TVT License, Inc.	USA	82.06%
Twelve Mile Road Productions Ltd.	Canada	82.06%
Twelve Mile Road Productions, Inc.	USA	82.06%
Twentieth Century Fox A/O	Russia	82.06%
Twentieth Century Fox Canada Limited	Canada	82.06%
Twentieth Century Fox Chile, Inc.	USA	82.06%
Twentieth Century Fox Distributing Corporation	USA	82.06%
Twentieth Century Fox Film (East) Private Limited	Singapore	82.06%
Twentieth Century Fox Film (Malaya) Sendirian Berhad	Malaysia	82.06%
Twentieth Century Fox Film Belge S.A.	Belgium	82.06%
Twentieth Century Fox Film Company (Export) Limited	UK	82.06%
Twentieth Century Fox Film Company Limited	UK	82.06%
Twentieth Century Fox Film Company Services Limited	UK	82.06%
Twentieth Century Fox Film Corporation	USA	82.06%
Twentieth Century Fox Film Corporation (Australia) Pty. Limited	Aust	82.06%
Twentieth Century Fox Film Corporation Betriebsgesellschaft fur die Schweiz	Switzerland	82.06%
Twentieth Century Fox Film de Mexico, S.A.	Mexico	82.06%
Twentieth Century Fox Film Netherlands B.V.	Netherlands	82.06%
Twentieth Century Fox Films S.A.	Panama	82.06%
Twentieth Century Fox France, Inc.	USA	82.06%
Twentieth Century Fox Home Entertainment AB	Sweden	82.06%
Twentieth Century Fox Home Entertainment Australia Pty. Limited	Aust	82.06%
Twentieth Century Fox Home Entertainment B.V.	Netherlands	82.06%
Twentieth Century Fox Home Entertainment Canada Limited	Canada	82.06%
Twentieth Century Fox Home Entertainment de Mexico S.A. de C.V.	Mexico	82.06%
Twentieth Century Fox Home Entertainment Espana S.A.	Spain	82.06%
Twentieth Century Fox Home Entertainment France S.A.	France	82.06%
Twentieth Century Fox Home Entertainment Germany GmbH	Germany	82.06%
Twentieth Century Fox Home Entertainment Italia S.r.l.	Italy	82.06%
Twentieth Century Fox Home Entertainment Japan KK	Japan	82.06%
Twentieth Century Fox Home Entertainment Korea	Korea	82.06%
Twentieth Century Fox Home Entertainment Latin America, Inc.	Cayman Islands	82.06%
Twentieth Century Fox Home Entertainment Limited	UK	82.06%
Twentieth Century Fox Home Entertainment Middle East, Inc.	USA	82.06%
Twentieth Century Fox Home Entertainment South Pacific Pty. Limited	Aust	82.06%
Twentieth Century Fox Home Entertainment, Inc.	USA	82.06%
Twentieth Century Fox Hong Kong, Inc.	USA	82.06%
Twentieth Century Fox Import Corporation	USA	82.06%
Twentieth Century Fox Inc., U.S.A.	USA	82.06%
Twentieth Century Fox India, Inc.	USA	82.06%
Twentieth Century Fox Inter-America, Inc.	USA	82.06%
Twentieth Century Fox International Corporation	USA	82.06%
Twentieth Century Fox International Limited	UK	82.06%
Twentieth Century Fox International Telecommunications Distribution, Inc.	USA	82.06%
Twentieth Century Fox International Television Distribution, Inc.	USA	82.06%
Twentieth Century Fox International Television, Inc.	USA	82.06%
Twentieth Century Fox International Theatrical Distribution, Inc.	USA	82.06%
Twentieth Century Fox Japan, Inc.	USA	82.06%
Twentieth Century Fox Italy S.p.A., Inc.	Italy	82.06%
Twentieth Century Fox Italy S.p.A., Inc.	USA	82.06%
Twentieth Century Fox Korea, Inc.	Korea	82.06%
Twentieth Century Fox Latin America Theatrical, Inc.	Cayman Islands	82.06%
Twentieth Century Fox Licensing & Merchandising Limited	UK	82.06%
Twentieth Century Fox Merchandise Store, Inc.	USA	82.06%
Twentieth Century Fox Norway A.S.	Norway	82.06%
Twentieth Century Fox of Germany GmbH	Germany	82.06%
Twentieth Century Fox Pakistan, Inc.	USA	82.06%
Twentieth Century Fox Pay Television (Australia) Pty. Limited	Aust	82.06%
Twentieth Century Fox Peruana S.A.	Peru	82.06%
Twentieth Century Fox Philippines, Inc.	Philippines	82.06%
Twentieth Century Fox Productions Limited	UK	82.06%
Twentieth Century Fox, Puerto Rico Inc.	Puerto Rico	82.06%
Twentieth Century Fox Studio Club	USA	82.06%
Twentieth Century Fox Telecommunications International, Inc.	USA	82.06%
Twentieth Century Fox Television Limited	UK	82.06%
Twentieth Century Fox Thailand, Inc.	USA	82.06%
Twentieth Century Fox Titanic Productions, Inc.	USA	82.06%
Twentieth Century Fox Trinidad Limited	Trinidad	82.06%
Twentieth Century Fox Worldwide Productions, Inc.	USA	82.06%
Twentieth Century Fox, Sweden Aktiebolaget	Sweden	82.06%
Twentieth Television, Inc.	USA	82.06%
Twenty-First Century Film Corporation	USA	82.06%
Twenty-First Century Fox Corporation	USA	82.06%
Twenty-First Century Fox Film Company Limited	UK	82.06%
Twenty-First Century Fox Film Distributors Pty. Limited	Aust	82.06%
Twenty-First Century Fox Italy S.r.l.	Italy	82.06%
Twenty-First Century Fox Mexico, S.A. de C.V.	Mexico	82.06%
Twenty-First Century Fox Productions, Inc.	USA	82.06%
Twenty-First Century Fox Varieties, Inc.	USA	82.06%
TX Productions, Inc.	USA	82.06%
UEG Productions, Inc.	USA	82.06%
United Entertainment Group, Inc.	USA	82.06%
USLaws, Inc.	USA	82.06%

110

Note 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
USSand Productions, Inc.	USA	82.06%
UTV of Baltimore, Inc.	USA	82.06%
UTV of Orlando, Inc.	USA	82.06%
UTV of San Francisco, Inc.	USA	82.06%
Van Ness Films, Inc.	USA	82.06%
Venue Merchandising, Inc.	USA	82.06%
Verde River Productions, Inc.	USA	82.06%
Very Imaginative Pictures, Inc.	USA	82.06%
WAGA License, Inc.	USA	82.06%
WBRC and WGHP Holdings Corporation	USA	82.06%
WBRC and WGHP Television Corporation	USA	82.06%
WBRC License, Inc.	USA	82.06%
WDAF License, Inc.	USA	82.06%
WDAF Television, Inc.	USA	82.06%
Wedron Silica Company	USA	82.06%
Welcome Productions Ltd.	Canada	82.06%
West End Circle Studios, Inc.	USA	82.06%
Westgate Productions, Inc.	USA	82.06%
WFXT, Inc.	USA	82.06%
WGHP License, Inc.	USA	82.06%
WITI License, Inc.	USA	82.06%
WJBK License, Inc.	USA	82.06%
WJW License, Inc.	USA	82.06%
Wolg Productions, Inc.	USA	82.06%
World War III Productions Ltd.	Canada	82.06%
World War III Productions, Inc.	USA	82.06%
WWOR-TV, Inc.	USA	82.06%
X-F Productions, Inc.	USA	82.06%
XM2 Productions, Inc.	USA	82.06%
NDS GROUP plc.	UK	77.51%
Digi Media Vision Limited	UK	77.51%
NDS Americas, Inc.	USA	77.51%
NDS Asia Pacific Limited	HK	77.51%
NDS Asia Pacific Pty. Limited	Aust	77.51%
NDS Beijing Information Technology Co	China	77.51%
NDS Limited	UK	77.51%
NDS Marketing Israel Limited **	Israel	77.51%
NDS Technologies France SAS	France	77.51%
NDS Technologies Israel Limited **	Israel	77.51%
News Datacom Limited	UK	77.51%
OpenBet Software Limited	UK	77.51%
Orbis Technology Limited	UK	77.51%
Visionik A/S	Denmark	77.51%

** Companies of which firms other than Ernst & Young or its affiliates have acted as auditors.

*** These entities are consolidated as the Group has a majority of Board seats.

BVI represents British Virgin Islands.

USVI represents United States Virgin Islands.

UAE represents United Arab Emirates

PNG represents Papua New Guinea

Note 33 Controlled entities (continued)

Deed of cross guarantee

Companies marked with # are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investment Commission ("ASIC"). Under the deed of cross guarantee each of the companies guarantees the debts of the other named companies. Additionally, as a result of the class order issued by ASIC, these companies are relieved from the requirement to prepare and have audited separate accounts. The consolidated Financial Statements (after eliminating intercompany investments and other intercompany transactions) of the above named companies as at 30 June, 2004 and 2003 are as follows:

	Consolidated	
	2004	2003
	A$ million	
Closed group condensed statement of financial performance for the year ended 30 June, 2004		
Net profit from ordinary activities before tax	372	10,060
Income tax expense	(76)	(108)
Net profit attributable to members of the parent entity	296	9,952
Total change in equity other than those resulting from transactions with owners as owners	296	9,952

171

Note 33 Controlled entities (continued)

Closed group statement of financial position as at 30 June, 2004

	Consolidated 2004	Consolidated 2003
	A$ million	
Assets		
Current Assets		
Cash	1,105	199
Receivables	268	251
Inventories	26	24
Other	6	10
Total Current Assets	1,405	484
Non-Current Assets		
Receivables	16	7
Investments in associated entities	695	813
Other investments	56,602	47,204
Property, plant and equipment	924	982
Publishing rights and titles	1,311	1,301
Goodwill	7	8
Other	86	52
Total Non-Current Assets	59,641	50,367
Total Assets	61,046	50,851
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables	4,419	2,717
Tax liabilities	47	109
Provisions	104	100
Total Current Liabilities	4,570	2,926
Non-Current Liabilities		
Payables	1	1
Tax liabilities	270	218
Provisions	39	39
Total Non-Current Liabilities	310	258
Total Liabilities	4,880	3,184
Shareholders' Equity		
Contributed equity	35,137	26,625
Reserves	536	507
Retained profits	20,493	20,535
Total Shareholders' Equity	56,166	47,667
Total Liabilities and Shareholders' Equity	61,046	50,851
Closed group retained profits		
Retained profits at the beginning of the financial year	20,535	11,174
Net profit attributable to members of the parent entity	296	9,952
Dividends provided for or paid	(327)	(304)
Aggregate amounts transferred to reserves	(11)	(287)
Retained profits at the end of the financial year	20,493	20,535

Parent Entity Financial Statements

for the year ended 30 June, 2004

	Note	Parent Entity 2004	2003
		A$ million	
Statement of Financial Performance			
FOR THE YEAR ENDED 30 JUNE, 2004			
Dividend income from controlled entities		2,155	4,328
Interest income from controlled entities		6	39
Gain on sale of controlled entities			39
Profit from ordinary activities before tax	1	2,161	4,406
Net profit from ordinary activities after tax		2,161	4,406
Net profit attributable to members of the parent entity		2,161	4,406
Total change in equity other than those resulting from transactions with owners as owners		2,161	4,406
Statement of Financial Position			
AS AT 30 JUNE, 2004			
Assets			
Current Assets			
Cash		5	9
Non-trade amounts owing by controlled entities		387	88
Total Current Assets		392	97
Non-Current Assets			
Investments in controlled entities at cost		55,424	47,787
Total Non-Current Assets		55,424	47,787
Total Assets		55,816	47,884
Liabilities			
Current Liabilities			
Tax Liabilities		49	
Total Current Liabilities		49	
Total Liabilities		49	
Shareholders' Equity			
Contributed equity		35,779	29,728
Asset revaluation reserve		311	311
Retained profits	3	19,677	17,845
Shareholders' equity attributable to members of the parent entity		55,767	47,884
Total Liabilities and Shareholders' Equity		55,816	47,884
Statement of Cash Flows			
FOR THE YEAR ENDED 30 JUNE, 2004			
Operating activity			
Net profit attributable to members of the parent entity		2,161	4,406
Change in receivables		(2,161)	(4,406)
Cash provided by operating activity			
Financing activity			
Funding from related entities		225	221
Issuance of shares		12	2
Dividends paid	2	(241)	(221)
Cash provided by financing activity		(4)	2
Net (decrease) increase in cash		(4)	2
Opening cash balance		9	7
Closing cash balance		5	9

These Statements should be read in conjunction with the following notes and preceding Notes 1, 23, 24, 25, 27, 28 and 33.

Notes to and forming part of the Parent Entity Financial Report

for the year ended 30 June, 2004

	Parent Entity 2004	Parent Entity 2003
	A$ million	

Note 1 Income tax expense

	2004	2003
Profit from ordinary activities before tax	2,161	4,406
Prima facie tax expense at 30%	(648)	(1,322)
Income tax expense		
Difference	(648)	(1,322)
Difference due to:		
Dividends on which tax is rebateable	(647)	(1,298)
Tax benefit received on losses transferred for nil consideration		(12)
Capital Item		(12)
Other	(1)	
	(648)	(1,322)

Note 2 Dividends

Dividends declared and proposed during the year:

Class of Shares	*Dividend per share* Interim	Final	*Franking*	2004	2003
Ordinary	1.5 cents	1.5 cents	Unfranked	63	63
Preferred limited voting ordinary	3.75 cents	3.75 cents	Unfranked	266	241
				329	304

Refer Note 9 on page 24 for further details.

Note 3 Retained profits

	2004	2003
Retained profits at the beginning of the financial year	17,845	13,743
Net profit attributable to members of the parent entity	2,161	4,406
Dividends declared and proposed	(329)	(304)
Retained profits at the end of the financial year	19,677	17,845

Note 4 Non-cash transactions

During the year, the parent entity acquired additional investments in controlled entities of $7.6 billion (2003 $14.5 billion). Consideration was a reduction in amount owing by controlled entities and as such was non-cash in nature. Additionally, non-cash dividends of $2.2 billion (2003 $4.3 billion) were received by the parent entity from its controlled entities.

Note 5 Other information

As at 30 June, 2004, there are no employees of the parent entity (2003 nil).

Directors' remuneration is paid by operating entities and disclosed in Note 27. Auditors' remuneration is borne by other Group entities.

Directors' Declaration

for the year ended 30 June, 2004

The Directors of The News Corporation Limited declare that:

(a) The financial statements and associated notes comply with the accounting standards;

(b) The financial statements and notes give a true and fair view of the financial position as at 30 June, 2004 and performance of the parent entity and consolidated entity for the year ended on that date;

(c) In the Directors' opinion:

(i) There are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable, and the members of the Closed Group which are party to the deed described in Note 33 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee dated 19 June, 1992; and

(ii) The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This declaration is made in accordance with a resolution of the Directors.

K R Murdoch AC

Director

D F DeVoe

Director

12 August, 2004

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent audit report to the members of The News Corporation Limited

Matters relating to the Electronic Presentation of the Audited Full Financial Report

This audit report relates to the full financial report of The News Corporation Limited ("the parent entity") for the year ended 30 June 2004 included on the parent entity's web site. The parent entity's directors are responsible for the integrity of the parent entity's web site. We have not been engaged to report on the integrity of the parent entity's web site. The audit report refers only to the statements named below. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited full financial report to confirm the information included in the audited full financial report presented on this web site.

Scope

The full financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of shareholders' equity, accompanying notes to the financial statements, and the directors' declaration for the parent entity and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the parent entity and the entities it controlled during that year.

The directors of the parent entity are responsible for preparing a full financial report that gives a true and fair view of the financial position and performance of the parent entity and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the full financial report.

Audit approach

We conducted an independent audit of the full financial report in order to express an opinion on it to the members of the parent entity. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the full financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the full financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the parent entity's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the full financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the full financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the parent entity.

ERNST & YOUNG

Independence

We are independent of the parent entity, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the full financial report of The News Corporation Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of The News Corporation Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

C N Westworth

Partner

Sydney

27 August, 2004

Shareholder Information

as at 12 August, 2004

Corporate Ownership – Ordinary Shares

Number of Ordinary Shareholders	64,681
Voting rights	
On show of hands – one vote for each member	
On poll – one vote for each share held	

Distribution of shareholding

1-1,000	39,376
1,001-5,000	20,699
5,001-10,000	2,591
10,001-100,000	1,783
100,001 and over	232
Holding less than a marketable parcel	3,167

Top twenty shareholders as at 12 August, 2004

Cruden Investments Pty Limited and controlled entities	626,966,242
Citicorp Nominees Pty Limited	598,065,003
Westpac Custodian Nominees Limited	170,451,885
JP Morgan Nominees Australia Limited	169,314,475
National Nominees Limited	154,328,405
ANZ Nominees Limited	63,672,664
RBC Global Services Australia Nominees Pty Limited	28,255,047
Cogent Nominees Pty Limited	25,715,021
Queensland Investment Corporation	16,818,600
HSBC Custody Nominees (Australia) Limited	13,894,119
AMP Life Limited	11,790,008
Bond Street Custodians Limited	5,877,357
IAG Nominees Pty Limited	5,794,741
Government Superannuation Office	3,825,626
PSS Board	3,236,339
Australian Foundation Investment Company Limited	3,140,578
Equity Trustees Limited	2,942,483
Invia Custodian Pty Limited	2,938,617
Suncorp Custodian Services Pty Limited	2,758,960
CSS Board	2,665,420
	1,912,451,590

Percentage of issued ordinary shares held by twenty largest holders	91.07%

Substantial Shareholders

Cruden Investments Pty Limited and controlled entities	626,966,242
Citicorp Inc.	224,121,753
Liberty Media Corporation	192,000,000
FMR Corporation	151,126,337

Shareholder Information (continued)

as at 12 August, 2004

Corporate Ownership – Preferred Limited Voting Ordinary Shares

Number of Preferred Limited Voting Ordinary Shareholders 18,907

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects right attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

Distribution of shareholding

1-1,000	10,295
1,001-5,000	6,542
5,001-10,000	1,088
10,001-100,000	796
100,001 and over	186
Holding less than a marketable parcel	1,213

Top twenty shareholders as at 12 August, 2004

Citicorp Nominees Pty Limited	2,481,574,827
JP Morgan Nominees Australia Limited	361,339,703
Cruden Investments Pty Limited and controlled entities	217,187,778
National Nominees Limited	204,481,509
Westpac Custodian Nominees Limited	187,857,265
RBC Global Services Australia Nominees Pty Limited	57,132,891
Cogent Nominees Pty Limited	44,504,442
Queensland Investment Corporation	42,917,629
ANZ Nominees Limited	40,873,985
AMP Life Limited	31,770,211
HSBC Custody Nominees (Australia) Limited	17,389,953
IAG Nominees Pty Limited	12,181,591
Warnford Nominees Pty Limited	11,583,759
Government Superannuation Office	10,583,461
Victorian Workcover Authority	7,476,966
Transport Accident Commission	6,087,391
Suncorp Custodian Services Pty Limited	5,932,754
Bond Street Custodians Limited	5,846,806
Ogier Trustee Limited	5,618,978
PSS Board	5,495,411
	3,757,837,310

Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders 97.10%

Head Office
2 Holt Street
Sydney NSW 2010
Australia

Registered Office
121 King William Street
Adelaide SA 5000
Australia

Board of Directors and Executive Management Committee

Directors

K. Rupert Murdoch
Chairman and Chief Executive
News Corporation

Peter Barnes
President
Winemakers' Federation of Australia

Geoffrey C. Bible
Chairman
Wagga Enterprises

Chase Carey
President and Chief Executive Officer
The DIRECTV Group, Inc.

Peter Chernin
President and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
Independent Newspapers Limited

David F. DeVoe
Chief Financial Officer
News Corporation

Viet Dinh
Professor of Law
Georgetown University

Rod Eddington
Chief Executive
British Airways

Andrew S.B. Knight
Director
Rothschild Investment Trust C.P.

Lachlan Murdoch
Deputy Chief Operating Officer
News Corporation

Thomas J. Perkins
Partner
Kleiner, Perkins, Caulfield & Byers

Stanley S. Shuman
Managing Director
Allen & Company Inc.

Arthur M. Siskind
Group General Counsel
News Corporation

John L. Thornton
Professor of Global Leadership
Tsinghua University of Beijing

Executive Management Committee

K. Rupert Murdoch
Chairman and Chief Executive
News Corporation

Paul Carlucci
Chairman and Chief Executive Officer
News America Marketing

Peter Chernin
President and Chief Operating Officer
News Corporation

David F. DeVoe
Chief Financial Officer
News Corporation

Anthea Disney
Executive Vice President, Content
News Corporation

Jane Friedman
President and Chief Executive Officer
HarperCollins

James Gianopulos
Chairman
Fox Filmed Entertainment

Gary Ginsberg
Executive Vice President,
Investor Relations &
Corporate Communications
News Corporation

John Hartigan
Chief Executive Officer
News Limited

David Hill
Chairman and Chief Executive Officer
Fox Sports Television Group

Les Hinton
Executive Chairman
News International

Lachlan Murdoch
Deputy Chief Operating Officer
News Corporation

Abe Peled
Chief Executive Officer
NDS

Martin Pompadur
Executive Vice President
News Corporation

Thomas Rothman
Chairman
Fox Filmed Entertainment

Arthur Siskind
Group General Counsel
News Corporation

180

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181



EXHIBIT C

News Corporation

ANNUAL INFORMATION FOR ADS HOLDERS 2004


THE AUSTRALIAN
'We got him — the tyrant is a prisoner'
SADDAM CAPTURED
THE SUNDAY TIMES
RICK WARREN
THE PURPOSE DRIVEN Life
sky
FOX NEWS

INFORMATION FOR ADS HOLDERS:

In the United States, shares of The News Corporation Limited ("News Corporation" or the "Group") are traded in the form of American Depositary Shares ("ADSs"). ADSs representing ordinary shares of News Corporation are traded on the New York Stock Exchange ("NYSE") under the ticker symbol "NWS", and ADSs representing preferred limited voting ordinary shares of News Corporation are traded on the NYSE under the ticker symbol "NWS.A". Each ADS represents four underlying shares. As of August 11, 2004, there were outstanding 127,572,901 ADSs representing ordinary shares and 561,104,404 ADSs representing preferred limited voting ordinary shares. Details of trading activity are published under the abbreviation "Newscp" (ordinary shares) and "Newscp pf" (preferred shares) in the stock tables of most large daily U.S. newspapers.

News Corporation's consolidated condensed financial statements are presented in Australian dollars (A$) and have been prepared in accordance with accounting principles generally accepted in Australia (A-GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States (US-GAAP). A discussion of the significant differences and the approximate effect of applying US-GAAP to consolidated net income, shareholders' equity and certain balance sheet captions are set forth on pages 3 through 9.

The table below sets forth News Corporation's revenues, operating income and assets under A-GAAP for the year ended June 30, 2004 by geographic area.

	US	Europe	Australasia
Revenues	69%	22%	9%
Operating Income	84%	6%	10%
Assets (1)	77%	15%	8%

(1) The US assets include all corporate assets.

EXCHANGE RATES

The following table sets forth for the periods indicated, the average, high, low and period-end Noon Buying Rates in New York City for Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US$ per A$1.00.

Fiscal Year Ended June 30	Average	High	Low	Period-End
2002	0.5240	0.5748	0.4841	0.5628
2003	0.5809	0.6729	0.5280	0.6655
2004	0.7135	0.7979	0.6390	0.6990

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Holders of American Depositary Shares,
THE NEWS CORPORATION LIMITED

We have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The News Corporation Limited as of June 30, 2003 and 2004, and the related consolidated statements of financial performance, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are included in the Full Financial Report for ADS Holders of The News Corporation Limited for the year ended June 30, 2004 and have not been presented herein. In our report dated August 27, 2004, which also appears in the Full Financial Report for ADS Holders, we expressed unqualified opinions on the aforementioned consolidated financial statements.

In our opinion, the information set forth in the 2004 Annual Information for ADS holders appearing on pages 3 through 9 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

ERNST & YOUNG

Sydney, Australia
August 27, 2004

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of US-GAAP, as described below, would have had the following approximate effect on consolidated net (loss) income and shareholders' equity.

	Year ended June 30,		
	2002	2003	2004
	(in millions, except per ADS amounts)		
Net (loss) income as reported in the consolidated condensed statements of financial performance	A$(11,962)	A$1,808	A$2,312
Items increasing (decreasing) reported income before cumulative effect of accounting change:			
Amortization of publishing rights, titles and television licenses (b)	(657)	—	—
Amortization of cable distribution investments (k)	(221)	(214)	(181)
Amortization of goodwill (b)	32	68	56
Gain/(loss) on sale/disposal of non-current assets, net (c)	(314)	(247)	147
Adjustment of writedown of investment in Stream SpA related to basis difference (c)	579	—	—
Adjustment of writedown of investment in Gemstar-TV Guide related to basis difference [1] (c)	(545)	—	—
Adjustment of writedown of investment in Latin America DTH platforms related to basis difference (c)	—	104	—
Equity in profits (losses) of associated companies (c)	(1,495)	(51)	(48)
Change in carrying value of exchangeable/convertible securities, warrants and other securities (e)	(63)	(70)	39
Gain on redemption of exchangeable securities and related warrants (e)	—	280	—
Income tax (expense) benefit relating to US-GAAP adjustments (f)	97	(306)	(176)
Minority interest relating to US-GAAP adjustments (d)	74	40	3
Other, net	(77)	9	—
Net decrease in reported income before cumulative effect of accounting change	(2,590)	(387)	(160)
	(14,552)	1,421	2,152
Cumulative effect of accounting change, net of tax [2]	(118)	—	—
Net (loss) income in accordance with US-GAAP	A$(14,670)	A$1,421	A$2,152
Basic income (loss) per ADS before cumulative effect of accounting change (i):			
Ordinary ADSs	A$ (10.55)	A$ 0.96	A$ 1.37
Preferred limited voting ordinary ADSs	A$ (12.66)	A$ 1.15	A$ 1.64
Basic (loss) earnings per ADS (i):			
Ordinary ADSs	A$ (10.63)	A$ 0.96	A$ 1.37
Preferred limited voting ordinary ADSs	A$ (12.76)	A$ 1.15	A$ 1.64
Diluted (loss) earnings per ADS (i):			
Ordinary ADSs	A$ (10.63)	A$ 0.96	A$ 1.36
Preferred limited voting ordinary ADSs	A$ (12.76)	A$ 1.15	A$ 1.63

(1) The write-down of the Group's investment in Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") is included in Equity in profits (losses) of associated companies in the consolidated condensed statement of operations.

(2) The fiscal 2002 charge represents the Group's proportionate share of the cumulative effect of accounting change for the adoption of Statement of Position No. ("SOP") 00-2 by Fox Family Worldwide of A$42 million and Statement of Financial Accounting Standards ("SFAS") No. 142 by Gemstar-TV Guide of A$76 million.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

	At June 30, 2003	At June 30, 2004
	(in millions)	
Shareholders' equity as reported in the consolidated statements of financial position under A-GAAP	A$ 38,721	A$ 45,527
Items increasing (decreasing) reported shareholders' equity:		
Receivables:		
Other	—	72
Investments:		
(c) & (j) Unrealized gains on certain investments available for sale	118	34
(g) & (k) Developing businesses, amortization and other	(446)	(176)
	(328)	(142)
Property, plant & equipment:		
(a) & (j) Revaluation of Property, plant & equipment	(133)	(125)
Publishing rights, titles, and television licenses:		
(a) Revaluation of assets	(4,345)	(4,475)
(g) & (k) Cable distribution investments and developing businesses	(1,773)	(1,815)
(b) & (l) Allocation of purchase price of business combinations	(6,843)	(6,488)
(b) Cumulative amortization difference	(2,558)	(2,591)
Other	47	(8)
	(15,472)	(15,377)
Goodwill:		
(f) Deferred income taxes on acquisitions	3,498	3,369
(b) & (l) Allocation of purchase price of business combinations	6,545	6,337
(b) Cumulative amortization difference	74	109
Other	66	34
	10,183	9,849
Other assets:		
(h) & (j) Intangible pension asset	18	13
(b) & (k) Cable distribution investments	430	488
Other	189	(19)
	637	482
Interest bearing liabilities:		
(e) Reclass from Exchangeable securities and SFAS No. 133	(2,095)	(2,095)
Provisions, payables and other liabilities:		
(f) Deferred income taxes on cumulative GAAP differences	(1,115)	(1,437)
(l) Deferred taxes on acquisitions	(3,418)	(3,325)
Other	224	599
Effect of adopting SFAS No. 109 and other deferred taxes	(4,309)	(4,163)
(c) Investments reclass	(209)	(355)
(h) & (j) Minimum pension liability	(506)	(465)
Other	(70)	(63)
	(5,094)	(5,046)
Exchangeable securities:		
(e) Reclass to Interest bearing liabilities	2,084	2,055
Minority interest in subsidiaries:		
(d) Minority interest in subsidiaries	(5,774)	(5,491)
Net decrease in reported shareholders' equity	(15,992)	(15,818)
Shareholders' equity in accordance with US-GAAP	A$ 22,729	A$ 29,709

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Descriptions of the A-GAAP policies, which differ significantly in certain respects from US-GAAP and are reconciled herein, are as follows:

(a) Revaluation of Assets

Prior to fiscal 1991, Property, plant and equipment, Publishing rights, titles and television licenses and Investments were revalued at an amount in excess of cost. The major portion of such revaluation was ascribed to Publishing rights, titles and television licenses. No revaluations have been performed since fiscal 1990 and during fiscal 2001, the Group, in accordance with Australian Accounting Standards Board ("AASB") 1041 "Revaluation of Non-current Assets", adopted a cost basis of measurement, thereby discontinuing further revaluations under A-GAAP. US-GAAP does not permit the revaluation of assets in excess of cost. Accordingly, any gain on the sale of an existing revalued asset would differ between A-GAAP and US-GAAP by the amount of the remaining unamortized revaluation.

(b) Intangible Assets

Under A-GAAP, amounts paid for the acquisition of Publishing rights, titles and television licenses in connection with purchase business combinations and initial cable distribution investments are not amortized by the Group, where they are considered to have indefinite useful lives. Goodwill acquired in purchase business combinations is amortized over a period not exceeding 20 years using the straight-line method. Under US-GAAP, subsequent to the change described below, goodwill and indefinite-lived intangible assets are not amortized but are annually assessed for impairment or earlier if required. The Group reflects this difference in the A-GAAP amortization of goodwill acquired in purchase business combinations in the 2003 and 2004 *reconciliation of A-GAAP* Net income (loss) *as reported in the consolidated condensed statements of financial* performance to Net income (loss) under US-GAAP ("Reconciliation of net income (loss) to US-GAAP"), as US-GAAP no longer requires the amortization of such assets.

Effective July 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets," for US-GAAP. SFAS No. 142, which eliminated the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Group's share of equity investees' net assets, superseded Accounting Principles Board Opinion No. 17, "Intangible Assets," and replaced it with the requirement to assess goodwill and indefinite-lived intangible assets annually for impairment. Under SFAS No. 142, intangible assets that are deemed to have a definite life continue to be amortized over their useful lives. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line method not exceeding 40 years. The effect of this difference in amortizable lives is reflected in the fiscal 2002 Reconciliation of net income (loss) to US-GAAP. Also see (f) and (l).

(c) Investments

The equity method of accounting for associated companies has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies' A-GAAP consolidated financial statements. Through fiscal 2002, under A-GAAP, when the Group's investments exceed its equity in the underlying net assets of certain investees this amount was not amortized as the excess in each case is considered by the Group to be an intangible asset with an indefinite useful life. Under US-GAAP, the difference between the cost of these investments and the underlying equity in their net assets is considered goodwill and was previously amortized over a period not to exceed 40 years. Also see (g).

Under US-GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Group currently classifies its equity securities as available-for-sale securities, reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive income (loss) within shareholders' equity. A-GAAP has no comparable policy. See (j).

Under A-GAAP, the Group recognizes gains (losses) resulting from the issuance of shares of subsidiaries in the Statement of Financial Performance. Gains (losses) resulting from the issuance of shares of equity investees are recorded as a component of shareholders' equity. Under US-GAAP, these gains (losses) are recorded as part of earnings, in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary." Under US-GAAP, in fiscal 2003, the Group reduced the gains on the issuance of shares of subsidiaries and associated entities by A$247 million, which primarily relates to the sale of shares by Fox Entertainment Group, Inc. ("FEG"), a subsidiary of the Group.

(d) Minority Interest in Subsidiaries

Under A-GAAP, minority interest in subsidiaries is included in shareholders' equity on the consolidated condensed statements of financial position. In contrast, under US-GAAP, minority interest in subsidiaries is classified on the balance sheet outside of shareholders' equity.

(e) Exchangeable securities

In November 1996, an indirect subsidiary of the Group issued exchangeable preferred securities, which are included in Exchangeable securities under A-GAAP ("TOPrS") while under US-GAAP these securities are included in Non-current Interest bearing liabilities. The TOPrS were issued with attached warrants exercisable into ordinary shares of BSkyB (the "Warrants") or, at the option of News Corporation, cash equal to the market value of such shares. The Group records the Warrants at their fair value on each balance sheet date and any related changes to their fair value are recorded as a component of net income. This fair value adjustment is included in the "Change in carrying value of exchangeable/convertible securities, warrants and other securities" in the Reconciliation of net income (loss) to US-GAAP.

During 2003, an indirect subsidiary of the Group issued an aggregate of A$2.5 billion 0.75% Senior Exchangeable Beneficial Unsecured Exchangeable Securities ("BUCS"). The total net proceeds from the issuance of the BUCS was allocated between the fair value of the obligation and the fair value of the exchange feature. Under A-GAAP, the fair values of the obligation and the exchange feature have been recorded in Exchangeable securities and in non-current liabilities, respectively. Under US-GAAP, the fair values of the obligation and the exchange feature have been recorded in Non-current Interest bearing liabilities and in other non-current liabilities, respectively. Also at each subsequent balance sheet date, under US-GAAP, the changes to the fair value of the exchange feature are included in the "Change in carrying value of exchangeable/convertible securities, warrants and other securities" in the Reconciliation of net income (loss) to US-GAAP.

In March and April of 2003, the Group redeemed 85% of the TOPrS and the related warrants. As a result of the fair value adjustment of the Warrants, the basis of the US-GAAP obligation was greater than the A-GAAP obligation upon redemption. Accordingly, the basis difference is included in "Gain on redemption of exchangeable securities and related warrants" in the Reconciliation of net income (loss) to US-GAAP.

(f) Income Taxes

Under US-GAAP, the Group accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Upon adoption of SFAS No. 109, the Group increased the goodwill and deferred tax liabilities to provide for deferred taxes from basis differences on prior business combinations. This adjustment had no effect on US-GAAP net loss reported in fiscal 2003 and fiscal 2004 as the Group follows SFAS No. 142 and in periods

101

through fiscal 2002 the resulting increase in amortization expense (recorded over 40 years) was being offset by a corresponding decrease in income tax expense. Under A-GAAP, deferred taxes for basis differences resulting from business combinations are not provided.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Group's temporary differences primarily relate to the amortization of Publishing rights, titles and television licenses, basis differences on business combinations and net operating loss carryforwards for income tax purposes.

(g) Developing Businesses

Prior to fiscal 2002, costs incurred in the development of major new activities, including associated companies, were capitalized until the operations had commenced on a commercial basis. At that point any readily identifiable intangibles, such as Publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Under A-GAAP, there were no material costs of this nature capitalized during fiscal 2002, 2003 and 2004. Under US-GAAP, these business development costs are charged to operating income or equity in earnings of associated companies, as applicable, in the period incurred, in accordance with the American Institute of Certified Public Accountants' SOP 98-5, "Reporting on the Costs of Start-up Activities."

(h) Pension Benefits

Under A-GAAP, for the Group's defined benefit superannuation plans, the Group recognizes pension costs at the required levels of contributions made or as actuarially determined. Under US-GAAP, pension costs for defined benefit plans, whether overfunded or underfunded, are recorded on an accrual basis in accordance with SFAS No. 87, "Employers' Accounting for Pensions," rather than based on contributions payable to the retirement plan for the year. In addition, no minimum liability adjustment is recognized against equity whereas under US-GAAP a minimum pension liability is recognized against other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets.

(i) Earnings per ADS

Earnings per ADS ("EPS") is computed individually for the ordinary ADSs and preferred ADSs. Net income (loss) is apportioned to both ordinary ADS holders and preferred ADS holders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in News Corporation's Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred ADS is increased by 20% (the "Adjusted Preferred") and is then compared to the sum of the weighted average ordinary ADSs and the weighted average Adjusted Preferred. The resulting percentage is then applied to Net income (loss) to determine the apportionment for the preferred ADS holders with the balance attributable to the ordinary ADS holders.

EPS has been presented in the two-class presentation, as the preferred ADSs participate in dividends with the ordinary ADSs. Prior year amounts have been restated to conform to the two-class presentation.

The following table sets forth the differences in computation of earnings per ADS under SFAS No. 128, "Earnings per Share," between A-GAAP and US-GAAP:

	Years ended June 30,		
	2002	2003	2004
		(in millions)	
Net (loss) profit attributable to members of the parent entity	A$(11,962)	A$1,808	A$2,312
Net US-GAAP adjustments	(2,708)	(387)	(160)
Perpetual preferrence dividends	(52)	(47)	(38)
Net (loss) income available to shareholders in accordance with US-GAAP—basic	(14,722)	1,374	2,114
LYONS Interest expense	34	31	27
Net (loss) income available to shareholders in accordance with US-GAAP—diluted	A$(14,688)	A$1,405	A$2,141
Weighted average ADSs—basic	1,235	1,279	1,369
Plus incremental shares from assumed conversions	10	7	30
Weighted average ADSs in accordance with A-GAAP—diluted	1,245	1,286	1,399
Plus incremental shares from assumed conversions for US-GAAP	19	19	—
Weighted average ADSs in accordance with US-GAAP—diluted	1,264	1,305	1,399

During fiscal 2004, the only difference in calculating EPS in accordance with A-GAAP as compared to US-GAAP are the net US-GAAP adjustments.

(j) Other Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP. Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under US-GAAP, are excluded from net income. As of June 30, 2003 and 2004, accumulated other comprehensive loss was A$1,196 million and A$683 million, respectively.

(k) Revenue

In November 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets and are not amortized. As required, under US-GAAP, effective January 1, 2002, the Group has reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization under US-GAAP.

(l) Acquisitions

Under A-GAAP, when an entity or operation is acquired, the identifiable assets and liabilities assumed must be measured at their fair values at the date of the closing of the acquisition. The purchase consideration is the fair value, as of the closing date of the acquisition, of assets given, equity instruments issued or liabilities undertaken by the acquiring entity.

Under US-GAAP, equity instruments that are issued in a purchase business combination are valued on the date the terms of the purchase agreement are agreed to and announced, which differs from A-GAAP that values such consideration at the date of closing of the acquisition. In addition, under US-GAAP, deferred taxes are recognized for the future tax consequences of temporary differences between the fair values assigned to identifiable net assets for financial reporting purposes and their tax basis. Such differences are not recognized for A-GAAP.

(m) Reclassifications

Certain prior year amounts have been reclassified to conform to fiscal 2004 presentation.